UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2019 (October 24, 2019)

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33013	11-3209278
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

220 RXR Plaza, Uniondale, NY 11556

(Address of principal executive offices, including zip code)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01     Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On October 24, 2019, Flushing Financial Corporation, a Delaware corporation (“Flushing Financial”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Empire Bancorp, Inc., a New York corporation (“Empire”), and Lighthouse Acquisition Co., Inc., a New York corporation and wholly-owned subsidiary of Flushing Financial (“Merger Sub”). Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge (the “First-Step Merger”) with and into Empire, with Empire as the surviving entity, and immediately following the effective time of the First-Step Merger, Empire will merge with and into Flushing Financial, with Flushing Financial as the surviving entity (together with the First-Step Merger, the “Integrated Mergers”). It is anticipated that immediately following the consummation of the Integrated Mergers, Empire’s wholly-owned bank subsidiary, Empire National Bank, will merge with and into Flushing Financial’s wholly-owned bank subsidiary, Flushing Bank, with Flushing Bank as the surviving bank (together with the Integrated Mergers, the “Transaction”).

The Merger Agreement was unanimously approved by the Board of Directors of each of Flushing Financial and Empire. Subject to the approval of the Merger Agreement by Empire’s shareholders in accordance with the New York Business Corporation Law, the receipt of all required regulatory approvals and the fulfillment of other customary closing conditions, the parties anticipate that the Transaction will close in the second quarter of 2020.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Integrated Mergers, each share of Empire common stock, par value $0.01 per share (“Empire Common Stock”), issued and outstanding, other than certain shares of Empire Common Stock held by Flushing Financial or Empire, will be converted into the right to receive either 0.6548 shares of common stock, par value $0.01 per share of Flushing Financial (“Flushing Common Stock”), or $14.04 in cash, based upon the election of each Empire shareholder, subject to the election, allocation and proration procedures specified in the Merger Agreement (which provides for an aggregate split of total consideration of 50% Flushing Common Stock and 50% cash).

The Merger Agreement also provides that, effective as of the effective time of the Integrated Mergers, Douglas C. Manditch, Empire’s and Empire National Bank’s current Chairman of the Board of Directors, President and Chief Executive Officer, will be appointed to serve as a Class C director of the Boards of Directors of Flushing Financial and Flushing Bank. In addition, the Merger Agreement provides that, effective as of the effective time of the Integrated Mergers, Flushing Financial will create an Advisory Board of Flushing Financial and will appoint the current members of Empire’s Board of Directors (other than Mr. Manditch) to serve as members of the Advisory Board.

The Merger Agreement contains customary representations and warranties from both Flushing Financial and Empire, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, in the case of Empire, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the First-Step Merger and Empire’s obligation to call a meeting of its shareholders to adopt and approve the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders adopt and approve the Merger Agreement. Empire has also agreed that, subject to certain exceptions, it will not, and will cause Empire National Bank and their respective representatives not to, solicit, initiate or knowingly encourage or knowingly facilitate (including by providing non-public information) any inquiries or proposals with respect to any other acquisition proposals. The Merger Agreement provides certain termination rights for each of Flushing Financial and Empire, and further provides that if the Merger Agreement is terminated under certain circumstances, Empire will be obligated to pay Flushing Financial a termination fee equal to $3.3 million.

As described above, the consummation of the Integrated Mergers is subject to customary closing conditions, including (i) approval of the Merger Agreement by the Empire shareholders, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the effectiveness of the registration statement to be filed by Flushing Financial with the Securities and Exchange Commission (the “SEC”) with respect to the Flushing Financial Common Stock to be issued in the First-Step Merger and (v) authorization for listing on the NASDAQ Global Select Market of the shares of Flushing Financial Common Stock to be issued in the First-Step Merger. In addition, each party’s obligation to consummate the Integrated Mergers is subject to certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party, subject to certain materiality standards, (b) compliance in all material respects by the other party with its covenants and (c) receipt by such party of an opinion from such party’s counsel to the effect that the Integrated Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement includes customary representations, warranties and covenants of Empire and Flushing Financial made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and are not intended to provide factual, business or financial information about Empire or Flushing Financial. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from what an investor might view as material, may have been used for purposes of allocating risk between Empire and Flushing Financial rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Flushing Financial or Empire, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Flushing Financial, Empire, their respective affiliates or their respective businesses, the Merger Agreement and the Integrated Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Empire and a prospectus of Flushing Financial, as well as in the Forms 10-K, Forms 10-Q, and other filings that Flushing Financial makes with the SEC.

The foregoing description of the Merger Agreement is included to provide information regarding its terms and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Employment Agreement and Consulting Agreement

Simultaneously with the execution of the Merger Agreement, Thomas M. Buonaiuto entered into an employment agreement with Flushing Financial (the “Employment Agreement”), which agreement will become effective only upon consummation of the Transaction, pursuant to which Mr. Buonaiuto shall serve as a Senior Executive Vice President for an initial term of two years from the closing of the Transaction (subject to certain termination conditions set forth therein).

Simultaneously with the execution of the Merger Agreement, Mr. Manditch entered into a consulting agreement with Flushing Bank (the “Consulting Agreement”), which agreement will become effective only upon consummation of the Transaction, pursuant to which Mr. Manditch will provide consulting services to Flushing Bank until the third anniversary of the closing of the Transaction, unless the Consulting Agreement is extended on terms mutually acceptable to Mr. Manditch and Flushing Bank (subject to earlier termination as provided therein).

The foregoing descriptions of the Employment Agreement and the Consulting Agreement are included to provide information regarding their terms and does not purport to be complete and is qualified in its entirety by reference to the full text of the Employement Agreement and the Consulting Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K, and are incorporated herein by reference.

Item 8.01     Other Events

Voting Agreements

Simultaneous with the execution of the Merger Agreement, Flushing Financial and Empire entered into separate voting agreements with (i) Thomas M. Buonaiuto, Francis F. Boulton, John P. Bracken, John D. Caffrey, Jr., John L. Ciarelli, Alan M. Coren, Larry R. Davis, Frank A. DiFazio, Robert D. Falese, Jr., Salvatore Ferro, Douglas C. Manditch, Mukeshkumar Patel, Charles C. Russo, Joseph S. Tantillo, Jr. and Paul J. Tonna, and (ii) Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (collectively, the “Voting Agreements”), in which each such shareholder has agreed, among other things, to vote the shares of Empire Common Stock owned beneficially or of record by such shareholder in favor of the Merger Agreement. In addition, each such shareholder has agreed to vote against any proposal made in competition with the Merger Agreement, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of Empire Common Stock.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, forms of which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits

(d)    Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 24, 2019, by and among Flushing Financial Corporation, Empire Bancorp, Inc. and Lighthouse Acquisition Co., Inc.†

10.1	Employment Agreement between Flushing Financial Corporation and Thomas M. Buonaiuto

10.2	Consulting Agreement between Flushing Bank and Douglas C. Manditch

99.1	Form of Voting Agreement with each director of Empire Bancorp, Inc.

99.2	Voting Agreement with Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

†

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Flushing Financial hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing Financial nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing Financial or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing Financial’s Annual Report on Form 10-K and those disclosed in Flushing Financial’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed Transaction may not be timely completed, if at all; that prior to the completion of the proposed Transaction or thereafter, Flushing Financial’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed Transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement and prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed Transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing Financial and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

In connection with the proposed Transaction, Flushing Financial intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Empire and a prospectus of Flushing Financial, and Flushing Financial will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of Flushing Financial and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Transaction. A definitive proxy statement will be sent to the shareholders of Empire seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing Financial by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen or calling 718-961-5400, and from Empire by sending a written request to Empire Bancorp, Inc., 1707 Veterans Highway, Islandia, NY 11749, Attn: William Franz, or calling 631-348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing Financial’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing Financial with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing Financial’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing Financial by sending a written request to Flushing Financial Corporation, 220 RXR Plaza, Uniondale, NY 11556, Attn: Susan K. Cullen, or calling 718-961-5400.

Participants in the Solicitation

Flushing Financial, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Flushing Financial and their ownership of Flushing Financial common stock is set forth in the proxy statement for Flushing Financial’s 2019 Annual Meeting of Stockholders filed with the SEC on April 18, 2019. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the proxy statement and prospectus may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

/s/ Maria A. Grasso
Date: October 28, 2019	Maria A. Grasso
Senior Executive Vice President and Chief Operating Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

EMPIRE BANCORP, INC.,

LIGHTHOUSE ACQUISITION CO., INC.

and

FLUSHING FINANCIAL CORPORATION

Dated as of October 24, 2019

EXHIBITS

Exhibit A-1—Form of Voting Agreement

Exhibit A-2—Form of Voting Agreement

Exhibit B—Bank Merger Agreement

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	73
Acquisition Transaction	73
Action	23
affiliate	83
Agreement	1
Arnold & Porter	2
Associate	41
ASTM	58
Bank Merger	7
Bank Merger Agreement	7
BHC Act	15
Burdensome Condition	58
business day	83
Cash Designated Shares	10
Cash Election	3
Cash Election Shares	3
CERCLA	35
Claim	67
Closing	2
Closing Date	2
Closing Date Share Certification	75
COBRA	27
Code	1
Company	1
Company 401(k) Plan	66
Company Audited Financial Statements	20
Company Bank	7
Company Bank Common Stock	17
Company Benefit Plans	26
Company Board	1
Company Common Stock	3
Company Disclosure Schedule	14
Company Equity Awards	6
Company Equity Plans	6
Company Financial Statements	20
Company Indemnified Parties	67
Company Intellectual Property	39
Company Loan	43
Company Material Contract	33
Company Meeting	63
Company Non-Voting Common Stock	3
Company Plan Affiliate	27
Company Preferred Stock	15
Company Real Property	37
Company Recommendation	63
Company Regulatory Agreement	35
Company Restricted Stock Award	6
Company Stock Option	5
Company Subsequent Determination	72

Page
Company Unaudited Financial Statements	20
Company Voting Common Stock	3
Company Warrant	5
Confidentiality Agreement	63
Continuing Employees	65
date hereof	83
Delaware Secretary	2
Derivative Transaction	35
DGCL	2
Dissenting Shares	13
dollars	83
Effective Time	2
Election	8
Election Deadline	8
Election Period	8
Employment Agreements	65
Enforceability Exceptions	19
Environmental Law	35
ERISA	26
Exchange Act	42
Exchange Agent	10
Exchange Fund	11
Exchange Ratio	4
FDIA	15
FDIC	15
Federal Reserve Board	15
First-Step Merger	1
First-Step Merger Certificate	2
Form of Election	8
GAAP	14
Governmental Entity	19
Hazardous Substance	36
Holder	8
IIPI	32
Informational Systems Conversion	69
Insurance Policies	46
Integrated Mergers	1
Intellectual Property	39
IRS	25
IT Assets	40
Knowledge	83
Law/Laws	30
Leases	38
Liens	17
Loan	42
Loan Tape	42
Locked Pipeline Loans	47
made available or furnished	83
Material Adverse Effect	14
Merger Consideration	4
Merger Sub	1

v

Page
Money Laundering Laws	30
NASDAQ	12
New Certificates	4
New Plans	66
New York Secretary	2
Non-Election Shares	3
Notice of Superior Proposal	72
Notice Period	72
Notifying Party	68
NYBCL	2
NYDFS	19
OCC	15
OFAC	41
Old Certificate	4
OREO	43
Owned Intellectual Property	39
Parent	1
Parent 401(k) Plan	66
Parent Bank	7
Parent Board	1
Parent Bylaws	7
Parent Common Stock	3
Parent Contract	53
Parent Disclosure Schedule	48
Parent Preferred Stock	49
Parent Report	51
Parent Share Closing Price	12
Patents	33
PCB	36
Per Share Cash Consideration	4
Per Share Stock Consideration	3
Pipeline Loans	47
Premium Cap	68
Proxy Statement	42
RCRA	35
Recourse Agreements	44
Regulation O	44
Regulatory Agencies	21
Release	36
Representatives	70
Requisite Company Vote	18
Requisite Regulatory Approvals	62
S-4	42
Sanctioned Country	41
Sanctions	42
SBA	45
SEC	42
Second-Step Merger	1
Second-Step Merger Certificates	2
Section 623	13
Section 910	13

Page
Securities Act	16
Significant Subsidiary	52
Stock Designated Shares	9
Stock Election	3
Stock Election Shares	3
Subsidiary	17
Superior Proposal	73
Surviving Corporation	1
Takeover Statute	41
Target Cash Conversion Number	9
Tax	25
Tax Return	25
Taxes	25
Termination Date	79
Termination Fee	80
transactions contemplated hereby / by this Agreement	83
Treasury Regulations	1
Unlocked Pipeline Loans	47
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2019 (this “Agreement”), by and among EMPIRE BANCORP, INC., a New York corporation (the “Company”), LIGHTHOUSE ACQUISITION CO., INC., a New York corporation and a special-purpose, wholly owned subsidiary of Parent (the “Merger Sub”), and FLUSHING FINANCIAL CORPORATION, a Delaware corporation (“Parent”).

W I T N E S S  E T H:

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “First-Step Merger”), so that the Company is the surviving corporation in the First-Step Merger and a wholly owned subsidiary of Parent and (ii) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge with and into Parent (the “Second-Step Merger” and, together with the First-Step Merger, the “Integrated Mergers”), with Parent being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers shall together be treated as a single integrated transaction described in Revenue Ruling 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code by the U.S. Department of the Treasury (the “Treasury Regulations”);

WHEREAS, as a material inducement and as additional consideration to Parent to enter into this Agreement, certain officers, directors and shareholders of the Company have entered into voting agreements with Parent dated as of the date hereof, the forms of which are attached hereto as Exhibit A-1 and Exhibit A-2 (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such Person (as defined herein) has agreed, among other things, to vote all shares of Company Voting Common Stock (as defined herein) owned by such Person in favor of the approval of this Agreement and the First-Step Merger upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Integrated Mergers and also to prescribe certain conditions to the Integrated Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE INTEGRATED MERGERS

1.1    The Integrated Mergers; Effective Time.

(a)    Subject to the terms and conditions of this Agreement, in accordance with the New York Business Corporation Law (the “NYBCL”), at the Effective Time, Merger Sub will merge with and into the Company. The Company will be the surviving corporation in the First-Step Merger and a wholly owned subsidiary of Parent and will continue its corporate existence under the Laws of the State of New York. Upon consummation of the First-

Step Merger, the separate corporate existence of Merger Sub will terminate. On or before the Closing Date, Parent and the Company, respectively, shall cause to be filed a certificate of merger with the Secretary of State of the State of New York (the “New York Secretary”) in accordance with the NYBCL (the “First-Step Merger Certificate”). The First-Step Merger shall become effective as of the date and time specified in the First-Step Merger Certificate (such date and time, the “Effective Time”).

(b)    Immediately following the Effective Time, subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the NYBCL, the Company, as the surviving corporation in the First-Step Merger, shall merge with and into Parent. Parent will be the Surviving Corporation in the Second-Step Merger, and will continue its corporate existence under the Laws of the State of Delaware. Upon consummation of the Second-Step Merger, the separate corporate existence of the Company will terminate. On or before the Closing Date, Parent and the Company, respectively, shall cause to be filed a certificate of ownership and merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) in accordance with the DGCL and a certificate of merger with the New York Secretary in accordance with the NYBCL (collectively, the “Second-Step Merger Certificates”). The Second-Step Merger shall become effective as of the date and time specified in the Second-Step Merger Certificates.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Integrated Mergers (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Arnold & Porter Kaye Scholer LLP (“Arnold & Porter”), on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to by Parent and the Company (the “Closing Date”).

1.3    Effects of the Integrated Mergers. At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of Section 259 of the DGCL and Section 907 of the NYBCL. At and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in Section 259 of the DGCL and Section 907 of the NYBCL.

1.4    Effects of the First-Step Merger on Merger Sub Capital Stock. At and after the Effective Time, each share of the capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Company.

1.5    Conversion of Company Common Stock in the First-Step Merger. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)    Subject to Section 2.3(e) and Section 2.4, each share of the voting common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Voting Common Stock”) and the non-voting common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Non-Voting Common Stock” and, collectively with the Company Voting Common Stock, the “Company Common Stock”), except for shares of Company Common Stock owned by the Company as treasury stock or owned by Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted, in accordance with and subject to the election, allocation and proration procedures set forth in ARTICLE II, into the right to receive the following, without interest:

(i)    For each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.3 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration;

(ii)    For each share of Company Common Stock with respect to which an election to receive common stock, par value $0.01 per share, of Parent (such common stock, the “Parent Common Stock”) (a “Stock

Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.3 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (such number of shares of Parent Common Stock, the “Per Share Stock Consideration”); and

(iii)    For each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration as determined in accordance with Section 2.3.

(b)    For purposes of this Agreement, the following terms shall have the following meaning:

(i)    The “Exchange Ratio” means 0.6548, as may be adjusted pursuant to Section 1.5(d).

(ii)    The “Per Share Cash Consideration” means $14.04, as may be adjusted pursuant to Section 1.5(d).

(iii)    The “Merger Consideration” means the Per Share Cash Consideration and/or the Per Share Stock Consideration described in Section 1.5(a), as applicable.

(c)    All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration in accordance with, and subject to, Section 1.5(a) and this ARTICLE II, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.3(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.3. Old Certificates previously representing shares of Company Common Stock shall be exchanged for evidence of shares in book entry form or, in Parent’s sole discretion, certificates (collectively, referred to herein as “New Certificates”), representing the aggregate Per Share Stock Consideration payable to the applicable holder of Company Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and/or the aggregate Per Share Cash Consideration payable to the applicable holder of Company Common Stock, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.3, without any interest thereon.

(d)    If, prior to the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(e)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be canceled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6    Effects of Second-Step Merger on Parent Common Stock and Company Common Stock. At the effective time of the Second-Step Merger, each share of (a) Parent Common Stock issued and outstanding immediately prior to such time shall remain issued and outstanding and shall not be affected by the Second-Step Merger, and (b) common stock of the Company, as the surviving corporation in the First-Step Merger, issued and outstanding immediately prior to such time shall be canceled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.7    Treatment of Company Warrants and Company Equity Awards.

(a)    Not less than five (5) days prior to the Closing, the Company shall provide written notice of the Closing to each holder of an outstanding unexercised warrant to purchase or otherwise acquire shares of Company Common Stock (each, a “Company Warrant”), which notice shall be provided in accordance with the terms of the applicable Company Warrant and the Voting Agreement executed by the holder thereof. If, after the delivery by the Company of such notice, the holder of a Company Warrant exercises such Company Warrant in accordance with its terms and the Voting Agreement executed by such holder, then (i) such exercise shall be deemed effective immediately prior to and contingent upon the consummation of the First-Step Merger and such exercise will be governed by the terms of the applicable Company Warrant and such Voting Agreement, and (ii) at the Effective Time, such Company Warrant shall be canceled and shall thereafter represent only the right to receive, in consideration of the exercise and cancellation of such Company Warrant and in settlement therefor, in lieu of the Company Common Stock issuable upon the exercise of the Company Warrant, either the Per Share Cash Consideration or the Per Share Stock Consideration for each share of Company Common Stock that would have been issuable upon the exercise of such Company Warrant had the Company Warrant been exercised immediately prior to the Closing. If any holder of a Company Warrant does not, prior to the Effective Time, exercise such Company Warrant in accordance with its terms and the Voting Agreement executed by such holder, then, in accordance with such Voting Agreement, at the Effective Time, such Company Warrant shall, without any payment of any consideration therefor, be canceled and extinguished, shall no longer be outstanding, shall cease to represent the right to acquire shares of Company Common Stock or receive any Merger Consideration and shall not represent the right to acquire any shares of Parent Common Stock.

(b)    At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under a Company Equity Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Stock Option”) shall, without any further action on the part of any holder thereof, be fully vested and shall be canceled and shall thereafter represent only the right to receive, in consideration of the exercise and cancellation of such Company Stock Option and in settlement therefor, in lieu of the Company Common Stock issuable upon the exercise of the Company Stock Option an amount in cash equal to the difference between (i) the Per Share Cash Consideration for each share of Company Common Stock that would have been issuable upon the exercise of such Company Stock Option had the Company Stock Option been exercised immediately prior to the Closing and (ii) the per share exercise price for each share of Company Stock subject to such Company Stock Option.

(c)    At the Effective Time, each restricted stock award in respect of shares of Company Common Stock granted under any Company Equity Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall become fully vested and the restrictions thereon shall lapse. Each share of Company Common Stock subject to such Company Restricted Stock Awards shall be treated as an outstanding share of Company Common Stock for purposes of this ARTICLE I and ARTICLE II. The Company or Parent will be entitled to deduct and withhold such amounts as may be required or permitted to be deducted and withheld under the Code and any applicable state or local Tax Laws as allowed under the applicable Company Equity Plan and the applicable grant agreement. To the extent any such withholding is taken from the Merger Consideration payable in respect of such Company Restricted Stock Award, then such withholding shall be taken first from the cash portion (if any) of such Merger Consideration and then, to the extent necessary, from the portion of such Merger Consideration payable in the form of the Parent Common Stock.

(d)    At least fifteen (15) days prior to the Closing Date and prior to the payment of any consideration therefor, the Company shall obtain a written acknowledgement and waiver, in such form as Parent reasonably determines, from each holder of Company Stock Options and/or Company Restricted Stock Awards (collectively, “Company Equity Awards”) (i) confirming the number of Company Equity Awards held (and of shares of Company Common Stock subject to such Company Equity Awards), (ii) confirming that the treatment of such Company Equity Awards pursuant to this Agreement and the amounts to be paid pursuant to this Agreement have been correctly calculated, (iii) agreeing to notify Parent and the Company in writing immediately upon the exercise of a Company Stock Option and, in the case of such an exercise, agreeing to provide an updated acknowledgement to Parent the day prior to the Closing Date, and (iv) acknowledging that in consideration for the cancellation of such Company Equity Awards, the holder agrees to accept the consideration set forth in this Section 1.7. The Company shall provide a copy of each such acknowledgement and waiver to Parent at least five (5) business days prior to the Closing Date and, if any holder exercises a Company Stock Option prior to the Closing Date, shall provide a copy of an updated acknowledgement and waiver to Parent the day prior to the Closing Date.

(e)    At or prior to the Effective Time, the Company, the Company Board and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of this Section 1.7, and (ii) ensure that following the Effective Time, there are no obligations with respect to the Company Equity Awards other than as set forth in this Section 1.7.

(f)    For purposes of this Agreement, “Company Equity Plans” means, collectively, the 2008 Stock Incentive Plan, the 2015 Omnibus Stock and Incentive Plan and the 2018 Equity Incentive Plan.

1.8    Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the surviving corporation in the First-Step Merger until such Certificate of Incorporation is thereafter amended in accordance with its terms and applicable law. At the effective time of the Second-Step Merger, the Certificate of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

1.9    Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the surviving corporation in the First-Step Merger until thereafter amended in accordance with their terms and applicable law. At the effective time of the Second-Step Merger, the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.10    Directors and Officers. At and immediately after the Effective Time, the directors and officers of Merger Sub in office immediately prior to the Effective Time shall be the directors and officers of the surviving corporation in the First-Step Merger and shall hold office until their respective successors are duly elected or appointed, or their earlier death, resignation or removal. Subject to Section 6.21, the directors and officers of Parent in office immediately prior to the effective time of the Second-Step Merger shall be the directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed, or their earlier death, resignation or removal.

1.11    Tax Consequences. For U.S. federal income Tax purposes, (a) the parties intend that (i) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations.

1.12    Bank Merger. Immediately following the consummation of the Integrated Mergers, Empire Bank, a national banking association and a wholly owned Subsidiary of the Company (“Company Bank”), will merge

(the “Bank Merger”) with and into Flushing Bank, a wholly owned Subsidiary of Parent (“Parent Bank”), pursuant to the agreement and plan of bank merger attached hereto as Exhibit B, dated as of the date hereof, by and between Company Bank and Parent Bank (the “Bank Merger Agreement”). Parent Bank shall be the surviving bank in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the effective time of the Second-Step Merger. Prior to the Effective Time, the Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such plan of merger and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the effective time of the Second-Step Merger.

ARTICLE II

EXCHANGE OF SHARES

2.1    Election and Proration Procedures.

(a)    Each holder of record of shares of Company Common Stock to be converted into the right to receive the Merger Consideration in accordance with, and subject to, ARTICLE I (a “Holder”) shall have the right, subject to the limitations set forth in this ARTICLE II, to submit an election in accordance with the following procedures.

(b)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election. Solely for purposes of applying the proration and election procedures of this ARTICLE II, any Dissenting Shares shall be deemed to be Cash Election Shares, and the Holders thereof shall in no event receive consideration comprised of Parent Common Stock with respect to such shares, except for Dissenting Shares that are required to be treated as Non-Election Shares pursuant to Section 2.4 hereof.

(c)    Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(d)    Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(e)    Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(f)    Any Holder may, at any time during the Election Period, change or revoke such Holder’s Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock (none of Parent, the Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(g)    Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Per Share Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

(h)    Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock that will be converted into the right to receive the Per Share Cash Consideration pursuant to Section 1.5 (which, for this purpose, shall be deemed to include the Dissenting Shares) shall equal the sum of (i) 3,838,691 shares of Company Common Stock and (ii) the product of (A) 0.5 multiplied by and (B) the number of shares of Company Common Stock that are issued, from and after the date hereof and prior to the Effective Time, pursuant to the exercise of Company Stock Options and Company Warrants outstanding as of the date hereof (such number of shares of Company Common Stock, the “Target Cash Conversion Number”).

(i)    Within ten (10) business days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in accordance with the Forms of Election as follows:

(i)    Cash Oversubscribed. If the total number of the Cash Election Shares (which, for this purpose, shall be deemed to include the Dissenting Shares) is greater than the Target Cash Conversion Number, then:

A.     all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

B.     the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (the “Stock Designated Shares”) such that the aggregate number of shares of Company Common Stock that will be paid the Per Share Cash Consideration equals the Target Cash Conversion Number, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

C.    the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)    Cash Undersubscribed. If the total number of the Cash Election Shares (which, for this purpose, shall be deemed to include the Dissenting Shares) is less than the Target Cash Conversion Number, then:

A.     all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

B.     the Exchange Agent shall then select first from among the Non-Election Shares, by a random selection process, and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Cash Consideration (the “Cash Designated Shares”) such that the aggregate number of shares of Company Common Stock that will be paid the Per Share Cash Consideration equals the Target Cash Conversion Number, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

C.    the Stock Election Shares and the Non-Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii)    Cash Subscriptions Sufficient. If the number of Cash Election Shares (which, for this purpose, shall be deemed to include the Dissenting Shares) is equal to the Target Cash Conversion Number, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

(j)    Notwithstanding any other provision of this Agreement to the contrary, a sufficient number of Cash Election Shares may be converted into the right to receive Per Share Stock Consideration to the extent necessary to secure the tax opinions required by Section 7.2(i) and Section 7.3(e).

2.2    Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates (other than those representing Dissenting Shares), for exchange in accordance with this ARTICLE II, (a) New Certificates representing the aggregate Per Share Stock Consideration to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.3(a) and (b) cash in an amount sufficient to pay (i) the aggregate Per Share Cash Consideration payable to holders of Company Common Stock and (ii) cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of the Merger Consideration payable to the holders of Old Certificates and any shortfall as a result of investment losses shall be promptly replenished by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

2.3    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Parent shall cause the Exchange Agent to mail or otherwise deliver to each holder of record of one or more Old Certificates (other than those representing Dissenting Shares) representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to ARTICLE I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Section 1.5 and this ARTICLE II, and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.3(b). As promptly as practicable after completion of the proration and allocation procedures set forth in ARTICLE II, and upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the aggregate Per Share Stock Consideration to which such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Section 1.5(a), and (ii) a check representing the amount of (A) the aggregate Per Share Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Section 1.5(a) and this ARTICLE II, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.3(e) and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.3(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares payable to holders of Old Certificates or any dividends payable under Section 2.3(b). Until surrendered as contemplated by this Section 2.3, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.3.

(b)    No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this ARTICLE II. After the surrender of an Old Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable after the Closing Date with respect to the Per Share Stock Consideration which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this ARTICLE II.

(e)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, after aggregating all shares converted with respect to each such former shareholder of the Company, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Share Closing Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The “Parent Share Closing Price” means the volume-weighted average trading price of Parent Common Stock on NASDAQ (“NASDAQ”) (as reported by The Wall Street Journal) for the five (5) consecutive trading days ending on the last trading day preceding the Closing Date.

(f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of the Company who have not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g)    Notwithstanding anything in this Agreement to the contrary, each of Parent, the Company, and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration, the cash in lieu of fractional shares of Parent Common Stock, the cash dividends or distributions payable pursuant to this Section 2.3 or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Equity Awards in respect of which the deduction and withholding was made.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or Parent, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.4    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Dissenting Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a holder who has not voted to adopt this Agreement or assented thereto in writing and has the right to demand and has properly demanded payment of the fair value of such shares by filing a written notice of such holder’s election to dissent from the First-Step Merger in accordance with Section 623 of the NYBCL (“Section 623”), shall not be converted into the right to receive the Merger Consideration, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 623 and Section 910 of the NYBCL (“Section 910”); provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under Section 623 and Section 910, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been canceled, extinguished and converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon, and each share of Company Common Stock of such holder shall be treated as a Non-Election Share in accordance with Section 2.1. The Company shall give Parent (i) a prompt written notice of any demands received by the Company for payment of the fair value of any shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NYBCL that relates to such demand, and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1    Making of Representations and Warranties.

(a)    References herein to “Company Disclosure Schedule” shall mean all of the disclosure schedules required by ARTICLE III and ARTICLE V, dated as of the date hereof and delivered on the date hereof by the Company to Parent. The Company Disclosure Schedule shall be organized to correspond to Sections in ARTICLE III and ARTICLE V of this Agreement. Each exception set forth in the Company Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross reference or otherwise) in the Company Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation). As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, the Surviving Corporation or Parent, as the case may be, an effect which (i) is material and adverse to the business, assets, financial condition or results of operations of such party and its Subsidiaries on a consolidated basis, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in Laws affecting banks or their holding companies generally, or binding interpretations thereof by courts or governmental agencies, (b) changes in generally accepted accounting principles in the United States of America, applied consistently with past practice (“GAAP”), or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or deemed approval of the other party, as provided for herein, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of the Company, the Surviving Corporation or Parent, or any of their Subsidiaries, respectively, resulting solely from a change in market interest rates, provided, that any such change in interest rates shall not disproportionately affect the referenced party to a materially greater extent than U.S. domestic banks generally, or (f) changes relating to securities markets in general (including any disruption thereof and any decline in the price of any market index).

(b)    Except as set forth in the Company Disclosure Schedule (subject to Section 9.8), the Company hereby represents and warrants to Parent as follows in this ARTICLE III.

3.2    Organization and Standing.

(a)    The Company is a New York corporation duly incorporated, validly existing and in good standing under the Laws of the State of New York and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company is duly licensed, registered or otherwise qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property and/or assets or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered, qualified or in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)    Company Bank is a national banking association duly organized and validly existing, with full power and authority to conduct its business as approved by the Office of the Comptroller of the Currency (the “OCC”). Company Bank is duly licensed, registered and qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property and/or assets or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered, qualified or in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 3.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each jurisdiction where Company Bank owns or leases property and assets or conducts its business. The deposits of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) in accordance with the Federal Deposit Insurance Act (the “FDIA”) to the fullest extent permitted by Law, and all premiums and assessments required to be paid by or on behalf of Company Bank have been paid when due. No proceedings for the suspension, revocation or termination of such deposit insurance are pending nor, to the Company’s and Company Bank’s Knowledge, since January 1, 2016 has any such suspension, revocation or termination been threatened.

3.3    Capitalization.

(a)    The authorized capital of the Company consists of 100,000,000 shares of Company Voting Common Stock, 20,000,000 shares of Company Non-Voting Common Stock and 30,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the date of this Agreement, there are (i) 6,583,840 shares of Company Voting Common Stock issued and outstanding, (ii) 1,092,139 shares of Company Non-Voting Common Stock issued and outstanding, (iii) no shares of Company Preferred Stock issued and outstanding, (iv) no shares of Company Voting Common Stock held in treasury, (v) 29,500 shares of Company Common Stock reserved for issuance and issuable upon the exercise of outstanding Company Stock Options, (vi) 150,000 shares of Company Common Stock reserved for issuance and issuable upon the exercise of outstanding Company Warrants, and (vii) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance and issuable, or outstanding. There are no shares of Company Common Stock held by Company Bank or any tax-qualified employee benefit plan of the Company. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance and issuable as noted above will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, with no personal liability attaching to the ownership thereof, and have not been and shall not be, as applicable, issued in violation of, nor are they nor shall they be, as applicable, subject to, preemptive rights held by any Person. All shares of the Company’s capital stock issued and outstanding have been issued in compliance with all applicable federal and state securities Laws. The Closing Date Share Certification will accurately set forth the number of shares of Company Common Stock (including shares of Company Common Stock underlying Company Warrants and Company Equity Awards) issued and outstanding immediately prior to the Effective Time. Section 3.3(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all outstanding Company Warrants and Company Equity Awards, including the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Warrants and Company Equity Awards and, to the extent applicable, the exercise price, expiration date, date of grant and vesting schedule of such Company Warrants and Company Equity Awards. The Company has made available to Parent true, correct and complete copies of the Company Equity Plans and the forms of all agreements related thereto, including any amendments or modifications thereto. Other than the Company Equity Awards, no equity-based awards related to the Company’s capital stock are outstanding.

(b)    There are no outstanding options, warrants or other similar rights, convertible or exchangeable securities, “phantom equity” rights, stock appreciation rights, equity-based performance units, agreements, arrangements, commitments or understandings, in each case, to which the Company or Company Bank is a party of any character relating to the issued or unissued shares of capital stock or other securities of the Company or Company Bank or obligating the Company or Company Bank to issue (whether upon conversion, exchange or otherwise) or sell any shares of capital stock of, or other equity interests in or other securities of, the Company or Company Bank. There are no obligations of the Company or Company Bank to repurchase, redeem or otherwise acquire any of the Company’s or Company Bank’s capital stock or any other securities of the Company or Company Bank or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in Company Bank. Other than the Voting Agreements, there are no agreements, arrangements, commitments or other understandings with respect to the voting of the Company’s capital stock to which the Company is a party and, to the Knowledge of the Company, no such agreements between any Persons exist. There are no agreements, arrangements, commitments or understandings under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933, as amended (the “Securities Act”).

(c)    Set forth in Section 3.3(c) of the Company Disclosure Schedule is a true, correct and complete list of all of the issued and outstanding trust preferred securities, bonds, debentures, notes or other similar obligations that the Company or Company Bank has issued, including the holders thereof as of the date of this Agreement. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company or Company Bank may vote are issued or outstanding. All outstanding trust preferred securities, bonds, debentures, notes or other similar obligations of the Company or Company Bank were issued in compliance in all material respects with all applicable Laws. Company Bank has not issued securities held by any entity other than the Company. The Company has made available to Parent true, correct and complete copies of all material documents with respect to any such issued and outstanding trust preferred securities, bonds, debentures, notes or other similar obligations.

(d)    As used in this Agreement with respect to any Person, “Subsidiary” means any corporation, business trust, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or other Person of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is, or directly or indirectly has the power to appoint, a general partner, manager or managing member or others performing similar functions.

3.4    Subsidiaries.

(a)    Since the Company’s formation, Company Bank has been the only direct or indirect Subsidiary of the Company. The Company owns all of the issued and outstanding equity securities of Company Bank. No equity securities of Company Bank are or may become required to be issued (other than to the Company) by reason of any contractual right or otherwise. There are no contracts, commitments, understandings or arrangements by which Company Bank is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company), and there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities. All of the equity securities of Company Bank owned by the Company were duly authorized and validly issued, are fully paid and non-assessable, are not subject to preemptive or similar rights, and are owned by the Company free and clear of all Liens, other than restrictions on transfer under applicable securities Laws. Company Bank is not subject to any order (formal or informal), guidance, restriction or other impairment of its ability to undertake its operations and effect transactions that are normal and customary for its business. For purposes of this Agreement, “Liens” means any liens, pledges, charges, encumbrances and security interests whatsoever.

(b)    The authorized capital of Company Bank consists of (i) 100,000,000 shares of common stock, par value $1.00 per share, of Company Bank (the “Company Bank Common Stock”), and (ii) 30,000,000 shares of preferred stock, no par value per share, of Company Bank. As of the date of this Agreement, there are (i) 4,379,970 shares of Company Bank Common Stock issued and outstanding, and (ii) no shares of preferred stock issued and outstanding.

(c)    Neither the Company (other than with respect to its ownership of Company Bank) nor Company Bank owns, beneficially or of record, either directly or indirectly, any shares or equity interest in any depository institution (as defined in 12 U.S.C. § 1813(c)(1)), savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Company Bank.

(d)    Section 3.4(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all equity securities or similar interests in a partnership or joint venture beneficially owned, directly or indirectly, by the Company or Company Bank (other than securities of Company Bank). The Integrated Mergers, the Bank Merger, this Agreement, the Bank Merger Agreement and the transactions contemplated hereby and thereby will not violate the any of the terms of or result in a default under, and are not prohibited by the articles of incorporation, bylaws or equivalent organizational documents of, any such partnership or joint venture in which the Company or Company Bank beneficially owns, directly or indirectly, equity securities or similar interests.

3.5    Corporate Power and Authority.

(a)    Each of the Company and Company Bank has the full power and authority to own or lease, and operate, all of its property and assets and to carry on its business as it is now being conducted. The Company has the requisite power and authority and is duly authorized to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby, subject only to receipt of the Requisite Regulatory Approvals and the adoption and approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Requisite Company Vote”).

(b)    The Company has made available to Parent a complete and correct copy of the articles of incorporation and bylaws or equivalent organizational documents, each as amended to date, of the Company and Company Bank, the minute books of the Company and Company Bank and the share ledgers and share transfer books of the Company and Company Bank. Neither the Company nor Company Bank is in violation of any of the terms of such entity’s articles of incorporation, bylaws or equivalent organizational documents, each as amended to date. The minute books of the Company and Company Bank contain records of all meetings held by, and all other corporate or other actions of, their respective shareholders, members or partners and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and correct in all material respects. The equity ledgers and the equity transfer books of the Company and Company Bank contain complete and correct records of the ownership of the equity securities of the Company and Company Bank, subject to any pending transfers of shares of Company Common Stock.

(c)    Subject only to the receipt of the Requisite Company Vote, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and the Company Board on or prior to the date hereof. As of the date hereof, the Company Board, by resolutions duly adopted at a meeting duly called and held on or prior to the date hereof, has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders and declared the Integrated Mergers to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, (iii) recommended that the shareholders of the Company adopt and approve this Agreement and the transactions contemplated hereby, and (iv) directed that this Agreement be submitted for consideration and vote by the Company’s shareholders (and such other Persons entitled to vote in respect of matters covered thereby) at the Company Meeting; and, except for the receipt of the Requisite Company Vote in accordance with the NYBCL and the Company’s certificate of incorporation and bylaws, no other corporate or other proceedings on the part of the Company or Company Bank (including any vote of the shareholders of the Company) is required by applicable Law, the certificate of incorporation or bylaws of the Company, or otherwise to approve this Agreement and the transactions contemplated hereby. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles (the “Enforceability Exceptions”)).

(d)    The Board of Directors of Company Bank has adopted the Bank Merger Agreement. The Company, as the sole shareholder of Company Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly and validly executed and delivered by Company Bank.

3.6    Consents and Approvals; Non-Contravention; No Defaults.

(a)    No consents or approvals of, or waivers by, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) are required to be made or obtained by the Company or Company Bank in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the transactions contemplated hereby, or in connection with the execution, delivery or performance by Company Bank of the Bank Merger Agreement or to consummate the transactions contemplated thereby, except for: (i) filings of applications, notices or waiver requests, as applicable, with the Federal Reserve Board, the FDIC and the New York Department of Financial Services (the “NYDFS”) and obtaining any required consents, approvals or waivers with respect to such applications, notices or waiver requests; (ii) filing the First-Step Merger Certificate with the New York Secretary; (iii) filing the Second-Step Merger Certificates with the Delaware Secretary and the New York Secretary; (iv) filings of applications, notices or waiver requests, as applicable, with state licensing or regulatory authorities as set forth in Section 3.6(a) of the Company Disclosure Schedule and obtaining any required consents, approvals or waivers with respect to such applications, notices or waiver requests; (v) making any notices or filings and awaiting the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder, if any is required; (vi) making any filings with and obtaining any consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization or that are required under consumer finance, mortgage banking and other similar Laws; and (vii) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states.

(b)    Subject to the receipt of the consents, approvals and waivers referred to in Section 3.6(a) and the Requisite Company Vote, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company, and the execution, delivery and performance of the Bank Merger Agreement and the consummation of the transactions contemplated thereby by Company Bank, do not and will not (i) constitute a breach or violation of, or a default under, the respective articles of incorporation, bylaws or similar governing documents of the Company or Company Bank, (ii) except as would not be material, violate any applicable Law or obligation imposed by any Governmental Entity on the Company or Company Bank, or any of their respective properties or assets, (iii) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of the Company or Company Bank or to which the Company or Company Bank, or their respective properties or assets, is subject or bound, or (iv) require the consent or approval of any third party or Governmental Entity under any such applicable Law, permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation.

(c)    The Company has no Knowledge of any reason why the Requisite Regulatory Approvals will not be received in customary time frames from the applicable Governmental Entities having jurisdiction over the transactions contemplated by this Agreement.

3.7    Financial Statements; No Undisclosed Liabilities.

(a)    Prior to the execution of this Agreement, the Company has delivered to Parent true, correct and complete copies of the following financial statements (which are set forth in Section 3.7(a) of the Company Disclosure Schedule): (i) the Company’s consolidated audited balance sheets as of December 31, 2018, 2017 and 2016 and the related consolidated audited statements of income, comprehensive income, stockholders’ equity and cash flows for the fiscal years then ended (the “Company Audited Financial Statements”), together with a true, correct and complete copy of the report on such audited information by the Company’s independent accountants, and all letters from such accountants with respect to the results of such audits; and (ii) the Company’s consolidated unaudited balance sheets as of June 30, 2019 and the related consolidated unaudited statements of income for the six-month period then ended (the “Company Unaudited Financial Statements”). The Company Audited Financial Statements and the Company Unaudited Financial Statements are collectively referred to in this Agreement as the “Company Financial Statements”. All such Company Financial Statements (i) were prepared in accordance with GAAP, (ii) fairly present (subject, in the case of the Company Unaudited Financial Statements, to normal and recurring year-end adjustments which will not, individually or in the aggregate, be materially adverse and to the absence of footnote disclosures that, if presented, would not differ materially from those included in the most recent Company Audited Financial Statements) in all material respects its financial condition and results of operations at and as of the respective dates thereof and for the respective periods covered thereby and (iii) are supported by and consistent with the general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, true, correct and complete copies of which have been made available to Parent.

(b)    Neither the Company nor Company Bank has any liabilities or obligations of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that (i) are reflected or reserved against on the latest Company Financial Statements, (ii) were incurred in the ordinary course of business, (iii) are incurred in connection with this Agreement and the transactions contemplated hereby or (iv) are set forth in Section 3.7(b) of the Company Disclosure Schedule.

(c)    Each of the Company and Company Bank maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls, which provide assurance that: (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the Company’s consolidated assets; (C) access to the Company’s assets is permitted only in accordance with management’s authorization; (D) the reporting of the Company’s assets is compared with existing assets at regular intervals; and (E) accounts, notes and other receivables and assets are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Such records, systems, controls, data and information of the Company and Company Bank is recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or Company Bank.

(d)    Since January 1, 2016, neither the Company nor Company Bank, nor to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or Company Bank, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of the Company or Company Bank or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or Company Bank has engaged in questionable accounting or auditing practices.

3.8    Regulatory Reports. Since January 1, 2016, the Company and Company Bank have duly and timely filed with (i) the OCC, (ii) the Federal Reserve Board, (iii) the FDIC and (iv) each applicable local, state or foreign regulatory authority and self-regulatory organization having jurisdiction over the Company or Company Bank (clauses (i)–(iv) collectively, “Regulatory Agencies”), and each other Governmental Entity having jurisdiction over the Company or Company Bank, in correct form, all reports, statements and other documents required to be filed by them under applicable Law, together with any amendments required to be made with respect thereto, and all other reports or statements required to be filed by them pursuant to the Laws of the United States, any state or political subdivision (including local jurisdictions), any foreign jurisdiction, or any other Governmental Entity, and the Company and Company Bank have paid all fees and assessments due and payable in connection therewith. All such reports were, in all material respects, complete and correct and in compliance with the requirements of applicable Law. Except where prohibited by applicable Law, the Company has made available to Parent true, correct and complete copies of all such reports, including any and all amendments and modifications thereto. No report, including any report filed with any Regulatory Agency, and no report or offering materials made or given to shareholders of the Company or Company Bank as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with any Regulatory Agency or other Governmental Entity, and no report or offering materials made or given to shareholders of the Company or Company Bank to be filed or disseminated after the date of this Agreement will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. The call reports of Company Bank and the accompanying schedules, as filed with the OCC, for each calendar quarter beginning with the quarter ended June 30, 2016, through the Closing Date, have been, and will be, prepared in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices through periods covered by such reports.

3.9    Brokers. Neither the Company nor Company Bank, nor any of their respective officers or directors, has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except as listed in Section 3.9 of the Company Disclosure Schedule.

3.10    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there has not been any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or Company Bank which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and to the Company’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company or Company Bank in the future.

(b)    Since December 31, 2018, there has not been: (i) any change by the Company or Company Bank in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred by the Company’s independent accountants; (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any shares of capital stock of the Company or Company Bank or any redemption, purchase or other acquisition of any of its securities; (iii) any increase in or award of or establishment, modification or termination of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, option, equity compensation (including the granting of options, equity appreciation rights, performance awards, restricted stock awards, restricted stock unit awards or deferred stock unit awards), stock purchase or other employee benefit plan or Company Benefit Plan, or any other increase in the compensation or benefits payable or to become payable to any directors, officers or employees of the Company or Company Bank (other than normal salary adjustments to employees made in the ordinary course of business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company or Company Bank; (iv) any material election or material changes in existing elections, or adoption or change in any method of Tax accounting, made by the Company or Company Bank for federal, state, local or foreign Tax purposes; (v) any material change in the credit policies or procedures of the Company or Company Bank implemented for any reason other than to comply with applicable Law, the effect of which was or is to make any such policy or procedure less restrictive in any material respect; (vi) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than investment securities or loans and loan commitments purchased, sold, made or entered into in the ordinary course of business; (vii) any lease of real or personal property entered into, other than in connection with foreclosed property; or (viii) any action that, if taken after the date hereof, would constitute a breach of Section 5.1 or Section 5.2.

3.11    Legal Proceedings. Since January 1, 2016, there have been no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature (each, an “Action”) filed or, to the Company’s Knowledge, threatened against the Company or Company Bank or to which the Company or Company Bank is or was a party or which, to the Company’s Knowledge, otherwise relate to the Company or Company Bank, including any Action that in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, nor has there been any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or Company Bank.

3.12    Tax Matters.

(a)    Each of the Company and Company Bank has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns that it was required to file under applicable Law. All such Tax Returns are true, correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. All Taxes due and owing by the Company or Company Bank (whether or not shown on any Tax Return) have been timely paid.

(b)    Each of the Company and Company Bank has timely withheld and paid over, and collected and paid over, to the appropriate Governmental Entity all Taxes required to have been withheld or collected, as applicable, and paid in connection with any amounts paid or owing to, or received or owing from, any employee, independent contractor, creditor, shareholder or other third party, and each of the Company and Company Bank has complied in all material respects with all information reporting requirements.

(c)    There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or Company Bank.

(d)    No federal, state, local or other audits, investigations, actions, inquiries or other proceedings in respect of any Tax are currently being conducted or pending with respect to the Company or Company Bank. Neither the Company nor Company Bank has received written notice of an assessment, proposed assessment, intent to open an audit or other review, or any other claim, in each case, in connection with Taxes relating or attributable to any of the Company or Company Bank, and to the Company’s Knowledge, no such assessments, audits, reviews or claims have been proposed or threatened by any Governmental Entity.

(e)    No written claim has been made by any Governmental Entity in a jurisdiction where any of the Company or Company Bank does not file Tax Returns and pay Taxes that it is or may be subject to Taxes in such jurisdiction.

(f)    None of the Company or any of its affiliates has taken or agreed to take any action or knows of any circumstances that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(g)    Neither the Company nor Company Bank has waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period has not yet expired.

(h)    Neither the Company nor Company Bank has distributed shares of another Person nor had its shares distributed by another Person in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code.

(i)    Neither the Company nor Company Bank (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), and (ii) has any liability for the Taxes of any Person (other than the Company or Company Bank), under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or as a result of similar liability, operation of law, by contract or otherwise.

(j)    The Company has delivered or made available to Parent true, correct and complete copies of all income and other material Tax Returns required to be filed by each of the Company and Company Bank for which the statute of limitations has not expired and any material correspondence with Governmental Entities with respect to such Tax Returns.

(k)    All Tax Returns filed by or on behalf of the Company and Company Bank for all years to and including 2014 have been examined by the applicable Governmental Entity or are Tax Returns with respect to which the period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(l)    Neither the Company nor Company Bank has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) or any comparable provision of state, local or foreign Law.

(m)    Neither the Company nor Company Bank is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement or arrangement with respect to Taxes (other than (i) ordinary course commercial agreements not primarily related to Taxes, and (ii) agreements exclusively between or among the Company and Company Bank).

(n)    The Company and Company Bank have established adequate reserves in the Company Financial Statements, in accordance with GAAP, for the payment of all Taxes owed or accrued and not otherwise paid, and, since the date of the Company Unaudited Financial Statements, no material Taxes have accrued other than in the ordinary course of business.

(o)    Neither the Company nor Company Bank will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law); (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) method of accounting that defers the recognition of income to any period ending after the Closing Date; (vii) prepaid amount received or accrued on or prior to the Closing Date; or (viii) election under Section 108(i) of the Code. Neither the Company nor Company Bank will be required to pay any Tax after the Closing as a result of any election under Section 965(h) of the Code.

(p)    Neither the Company nor Company Bank owns equity in an entity organized in a jurisdiction outside of the United States.

(q)    Neither the Company nor Company Bank has received a ruling from, or has any written requests for rulings or determinations pending with, any Governmental Entity in respect of any Tax.

(r)    As used in this Agreement, the term “Tax” or “Taxes” means all (i) taxes, charges, withholdings, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever in the nature of taxes imposed by any federal, state, local, foreign or other Governmental Entity (including income, net income, gross income, receipts, capital, windfall profit, severance, property (real and personal), production, sales, goods and services, use, business and occupation, license, excise, registration, franchise, employment, payroll (including social security contributions), withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, customs, duties, estimated, transaction, title, capital, paid-up capital, profits, premium, value added, recording, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax, and any liability under unclaimed property, escheat, or similar Laws), (ii) interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with (x) any item described in clause (i) or (y) the failure to comply with any requirement imposed with respect to any Tax Return, and (iii) liability in respect of any items described in clause (i) and/or clause (ii) payable by reason of contract, assumption, transferee, successor or similar liability, operation of law (including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local, or foreign Law)) or otherwise.

(s)    As used in this Agreement, the term “Tax Return” means any return, declaration, form (including Form TD F 90-22.1 and FinCEN Form 114 and any predecessor or successor forms), report, claim for refund, informational return (including all Internal Revenue Service (“IRS”) Forms 1099) or statement relating to Taxes, including any schedule or attachment thereto or amendment thereof.

3.13    Employees and Employee Benefit Plans.

(a)    Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all Company Benefit Plans and (ii) each employee, former employee or director who has filed an election under Section 83(b) of the Code with respect to any Company Equity Award, and the Company Equity Award to which such election relates. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, bonus, employment, change in control or fringe benefit plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or Company Bank for the benefit of any current or former employee, officer or director of the Company or Company Bank.

(b)    The Company has delivered true, correct and complete copies to Parent of (i) each written Company Benefit Plan, together with financial statements and actuarial reports for the three (3) most recent plan years, if applicable; (ii) each funding vehicle with respect to each Company Benefit Plan, including all amendments; (iii) the most recent and any other determination letter (or advisory or opinion letter, as applicable), ruling or notice issued by any Governmental Entity with respect to each Company Benefit Plan; (iv) the Form 5500 Annual Report (or evidence of any applicable exemption), including all schedules and attachments, for the three (3) most recent plan years for each Company Benefit Plan; (v) the most recent summary plan description and any summary of material modifications thereto which relates to any for each Company Benefit Plan; (vi) any material correspondence with any Governmental Entity regarding any Company Benefit Plan; (vii) nondiscrimination and coverage testing for three (3) most recent plan years; (viii) each other document, explanation or communication which describes any relevant aspect of any Company Benefit Plan that is not disclosed in previously delivered materials; and (ix) any other documents, forms or other instruments reasonably requested by Parent. Section 3.13(b) of the Company Disclosure Schedule sets forth (A) a description of any unwritten Company Benefit Plan, including a description of any material terms of such plan, and (B) a list of all perks or other fringe benefits that have been provided to any officers of the Company or Company Bank under any Company Benefit Plan.

(c)    Each Company Benefit Plan (i) has been in compliance and currently complies in all material respects in form and in operation with all applicable requirements of ERISA, the Code or any other applicable Law, and has been operated in accordance with its terms, (ii) has been and is operated and funded in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax exclusion to its participants, tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto and (iii) that is intended to be qualified under Section 401(a) of the Code has received a determination letter (or may rely on an opinion or advisory letter) from the IRS that such Company Benefit Plan is so qualified, and nothing has occurred since the date of such determination that would cause such determination letter to become unreliable.

(d)    None of the Company, any predecessor that operated the business of the Company or any Company Plan Affiliate has at any time participated in or made contributions to or has had or may reasonably be expected to have any other liabilities or potential liabilities (contingent or otherwise) with respect to an “Company Benefit Plan” (as defined in Section 3(3) of ERISA) which is or was (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Code Section 413(c)), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or (v) a “voluntary employees’ beneficiary association” within the meaning of Section 509(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding). For purposes of this Agreement, “Company Plan Affiliate” means the Company, Company Bank or any other Person, and any predecessor thereof, who is or was (at a relevant time with respect to which the Company has any liability) treated as a single employer or under common control under Section 414 of the Code or Section 4001 of ERISA.

(e)    With respect to each other Company Benefit Plan, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending prior to or as of the Effective Time (including periods from the first day of the then current plan year to the Effective Time) have been timely made to each Company Benefit Plan or accrued in accordance with GAAP on the Company Financial Statements.

(f)    Since January 1, 2016, there have been no actions, suits, investigations or claims filed or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or the assets thereof (other than routine claims for benefits) or with respect to the Company or any Company Plan Affiliate in connection with any Company Benefit Plan; and there are no facts which could reasonably give rise to any liabilities, action, suit, investigation, or claim against any Company Benefit Plan, the Company, any Company Plan Affiliate, any fiduciary or plan administrator or other Person dealing with any Company Benefit Plan or the assets thereof.

(g)    No Company Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees, owners or consultants or individuals who terminate (or have terminated) employment with the Company or any Company Plan Affiliate, or the spouses or dependents of any of the foregoing (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or applicable similar state Law and at the sole cost of such former employee, spouse or other dependent).

(h)    With respect to all tax years prior to the Closing, the requirements of COBRA, the Affordable Care Act and the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar applicable state Laws have been complied with and satisfied with respect to each applicable Company Benefit Plan.

(i)    No communication or disclosure has been made by or on behalf of the Company that, at the time made, did not accurately reflect the terms and operations of any Company Benefit Plan.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event): (i) result in any payment or benefit becoming due, or increase the amount of any compensation or benefit due, to any employee or former employee or director of or other current or prior service provider to the Company or any Company Plan Affiliate; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits or set aside any assets to fund any benefits under any Company Benefit Plan; (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code; (v) result in the triggering or imposition of any restrictions or limitations on the rights of the Company or any other Person to amend or terminate any Company Benefit Plan; or (vi) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit.

(k)    Each Company Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been in a written form and administered in such a manner that complies with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder. Neither the Company nor Company Bank, nor any Company Plan Affiliate, is under an obligation to gross-up any payment due to any Person for additional Taxes due pursuant to Section 409A of the Code.

(l)    Each Company Benefit Plan may be amended, terminated, modified or otherwise revised by the plan sponsor, on and after the Closing, without further liability for future accruals to the plan sponsor or the Company or the Surviving Corporation. Each third-party contract, agreement or arrangement with respect to any Company Benefit Plan may be canceled or liquidated with no more than sixty (60) days’ advance notice, and no such contract, agreement or arrangement assesses a surrender charge, penalty, back-end load or market value adjustment upon cancellation or liquidation.

(m)    The Company has, for purposes of each relevant Company Benefit Plan, correctly classified those individuals performing services for the Company as common law employees, leased employees, independent contractors or agents of the Company, and no individual has been improperly excluded from any Company Benefit Plan.

(n)    There currently is not and never has been any Company Benefit Plan of the Company or any Company Plan Affiliate that is or has been subject to the Laws of a jurisdiction other than the United States.

(o)    The Company and Company Bank do not sponsor, and have never sponsored, any “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and no tax-qualified plan of the Company or Company Bank holds or has held Company Common Stock.

3.14    Labor Matters.

(a)    Since January 1, 2016: (i) there has not been any union representation or any labor strike, dispute, work stoppage, lockout, or union organizational campaign pending or, to the Knowledge of the Company, threatened, against the Company; (ii) the Company has been in compliance in all material respects with all applicable Laws respecting labor and employment, including provisions thereof relating to fair employment practices (including discrimination, harassment, and retaliation), terms and conditions of employment, immigration, workers’ compensation, occupational safety and health requirements, employee classification, plant closings, mass layoffs, wages and hours, withholdings and deductions, disability rights or benefits, equal opportunity, labor relations, concerted activity, employee leave issues and unemployment insurance and related matters; and (iii) there are not and have not been any pending, or, to the Knowledge of the Company, threatened, charges or claims against the Company or any of its current or former officers, directors, or employees, before any Governmental Entity (including, without limitation, the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board or any other federal, state or local agency responsible for the prevention or evaluation of unlawful employment practices); (iv) the Company has not received written notice of an intent by any such Governmental Entity to investigate the Company and, to the Knowledge of the Company, no such investigation is in progress; (v) all individuals who have provided services to the Company have at all times been accurately classified by the Company with respect to such services as common law employees, leased employees, independent contractors or agents, have been properly classified as exempt or non-exempt employees; and have been properly compensated accordingly, as required by applicable Law; and (vi) the Company is in material compliance with and has not effectuated a “mass layoff,” “plant closing,” “relocation” or “termination,” nor incurred any liability or obligation under, the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any state or local equivalent Law that remains unsatisfied.

(b)    Section 3.14(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all individuals employed or engaged by the Company as of the date hereof, including: (i) name; (ii) job title; (iii) principal work location; (iv) job classification (exempt/non-exempt/contractor); (v) full or part-time status; (vi) whether active, on a leave of absence (including the nature of the leave and anticipated return to work date) or on layoff status; (vii) method and rate of compensation (including salary or hourly rate, bonus eligibility, commission, incentive pay and/or any other compensation opportunity); (viii) accrued vacation or other paid time off; (ix) any severance pay or other benefit or right upon termination of employment; and (x) whether said employment is subject to any written agreements, including employment agreements, restrictive covenant agreements, equity or incentive agreements, bonus agreements, labor contracts, change of control agreements, or other written terms. Section 3.14(b) of the Company Disclosure Schedule additionally sets forth a true, correct and complete list of any employee terminated from the Company within the twelve (12) months preceding the date hereof, including the information described in (i) through (v) above, and the date of and reason for termination. All severance, settlement, or other obligations to any former Company employee have been fully satisfied, and the Company has delivered to Parent true, correct and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company employees, as well as all written agreements (including all amendments and modifications thereto) required to be identified in Section 3.14(b) of the Company Disclosure Schedule.

3.15    Compliance with Applicable Law.

(a)    The Company and Company Bank are, and have been since January 1, 2016, in compliance in all material respects with, and are not in material default or violation of, all applicable federal, state, local and foreign Laws applicable thereto or to the employees conducting the businesses of the Company and Company Bank, including New York banking Laws, Laws related to data protection or privacy, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Community Reinvestment Act, the USA PATRIOT Act, the Dodd-Frank Act, the Federal Consumer Credit Protection Act, the Gramm-Leach-Bliley Act of 1999, the Bank Secrecy Act, the Truth in Lending Act, the Servicemembers Civil Relief Act, the Right to Financial Privacy Act, the BHC Act, the FDIA, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act (as amended by the Fair and Accurate Credit Transactions Act of 2003), the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the SAFE Mortgage Licensing Act of 2008, the Immigration Reform and Control Act of 1986, as amended, and, in each case, the rules and regulations promulgated thereunder, all other applicable fair lending Laws and other applicable Laws relating to consumer financial protection, discriminatory lending, financing, leasing or business practices, regulations promulgated by the Consumer Financial Protection Bureau, all applicable money laundering Laws of any jurisdiction and any related or similar Laws issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”), all applicable Laws relating to the origination, sale, servicing, administration and collection of mortgage loans, commercial loans and consumer loans, and all state usury Laws and federal Laws concerning interest rates. As used in this Agreement, “Law” or “Laws” means any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law. The Company and Company Bank are, and have been since January 1, 2016, in compliance in all material respects with all policies and procedures adopted by the Company and Company Bank.

(b)    Company Bank has a Community Reinvestment Act rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices and, to the Knowledge of the Company, there are no conditions, facts or circumstances, or pending investigations, that could result in a downgrade of Company Bank’s Community Reinvestment Act rating to less than “satisfactory” or could result in material criticism from regulators or consumers with respect to discriminatory lending practices.

(c)    Neither the Company nor Company Bank (nor, to the Knowledge of the Company, any of their respective directors, executives, officers, employees or representatives) (i) used any corporate funds of the Company or Company Bank or any of their respective affiliates for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds of the Company or Company Bank or any of their respective affiliates, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or Company Bank or any of their respective affiliates, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or Company Bank or any of their respective affiliates, (v) established or maintained any unlawful fund of monies or other assets of the Company or Company Bank or any of their respective affiliates, (vi) made any fraudulent entry on the books and records of the Company or Company Bank or any of their respective affiliates or (vii) violated or is in violation of the Money Laundering Laws. No action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or Company Bank or any of their respective affiliates with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened, and there are no conditions, facts or circumstances that could result in the Company or Company Bank being deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, any order issued with respect to anti-money laundering by OFAC or any other applicable Money Laundering Law. The Board of Directors of Company Bank has adopted, and Company Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

(d)    Except as required by the Bank Secrecy Act, to the Knowledge of the Company, no employee of the Company or Company Bank or any of their respective affiliates has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by the Company or Company Bank or any employee thereof acting in its capacity as such. Neither the Company nor Company Bank, nor any officer, employee, contractor, subcontractor or agent of the Company or Company Bank, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of the Company or Company Bank in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(e)    The Company, Company Bank and all partnerships, joint ventures or any other entities in which the Company has a beneficial equity interest and their respective employees have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the absence of such permit, license, authorization, order or approval is not material. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened, except where the absence of such permit, license, authorization, order or approval is not material. The Company has made available to Parent true, correct and complete copies of all such permits, licenses, certificates of authority, orders and approvals. Neither the Company nor Company Bank has any approved but unopened offices or branches.

(f)    Except where such disclosure is prohibited by applicable Law, neither Company nor Company Bank has received, since January 1, 2016, written or, to the Company’s Knowledge, oral notification from any

Governmental Entity (i) asserting that it is not in compliance with any of the Laws which such Governmental Entity enforces, (ii) indicating the initiation of, or the pending initiation of, any proceeding or investigation into the business or operations of the Company or Company Bank, or (iii) threatening to revoke any license, franchise, permit or governmental authorization (nor to the Company’s Knowledge do any grounds for any of the foregoing exist).

(g)    Except where such disclosure is prohibited by applicable Law, there: (A) is no written, or to the Knowledge of the Company, oral unresolved violation or exception by any Governmental Entity relating to any examinations or inspections of the Company or Company Bank; (B) have been no written, or to the Knowledge of the Company, oral formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the Company’s or Company Bank’s business, operations, policies or procedures since December 31, 2015; and (C) is not any pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct, any investigation or review of the Company or Company Bank.

(h)    The Company and Company Bank, as applicable, are the sole owners of all IIPI relating to customers, former customers and prospective customers that will be transferred to Parent or a Subsidiary of Parent pursuant to this Agreement and the other transactions contemplated hereby. As used in this Section 3.15(h), “IIPI” means any information relating to an identified or identifiable natural person, including “personally identifiable financial information” as that term is defined in 12 CFR Part 1016. The Company and Company Bank have adopted and maintain privacy policies regarding the collection and use of IIPI, and such collection and use of such IIPI and the transfer of such IIPI to Parent or any of its Subsidiaries comply with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and, in each case, the rules and regulations promulgated thereunder, and all other applicable state, federal and foreign privacy Laws and with any contract or industry standard relating to privacy.

3.16    Company Material Contracts; Defaults.

(a)    Neither the Company nor Company Bank or any of their respective affiliates is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment or compensation of any Company or Company Bank directors, officers or employees (whether current or for which liability remains outstanding), including any bonus, option, change in control, transaction bonus, phantom equity, restricted shares, equity appreciation right or other employee benefit or compensation agreements or arrangements; (ii) which would entitle any present or former director, officer or employee of the Company or Company Bank to indemnification from the Company or Company Bank or liability insurance coverage; (iii) which, upon the execution or delivery or shareholder adoption of this Agreement, or the consummation of the transactions contemplated hereby, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefit (whether change-of-control, severance pay or otherwise) becoming due from the Company, Company Bank, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or employee thereof, or which would otherwise provide for a payment or benefit to such Person upon a change-of-control; (iv) the liabilities or benefits of which will be increased, or the vesting of benefits or payments of which will be accelerated, or funding required, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of the Company or Company Bank; (vi) related to the borrowing by the Company or Company Bank of money other than those entered into in the ordinary course of business or between the Company and Company Bank and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business; (vii) relating to the lease of real property or personal property; (viii) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any material partnership or joint venture with any third parties or which limits payments of dividends; (ix) which relates to capital expenditures and involves future annual payments by the Company or Company Bank in excess of $15,000 individually or $25,000 in the aggregate, (x) which relates to the disposition or acquisition of material assets or any material interest in any Person, in each case, outside the ordinary course of business of the Company or Company Bank; (xi) which is not terminable on sixty (60) days’ or less notice and involving the payment of more than $25,000 per annum; (xii) which contains a non-compete, exclusive dealing or non-solicit requirement or any other provision that materially restricts the conduct of any line of business, in any geographic area or with any Person, by the Company, Company Bank or any of their respective affiliates or upon consummation of the Integrated Mergers will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, in any geographic area or with any Person, or which limits or purports to limit the ability of the Company or Company Bank (or, following consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (xiii) pursuant to which the Company or Company Bank may become obligated to invest in or contribute capital to any entity; (xiv) that transfers any Intellectual Property rights (other than non-exclusive licenses to generally available commercial software), by way of assignment, license, sublicense, agreement or other permission, to or from the Company or Company Bank and that is material (for the avoidance of doubt, any inventions, conceptions, ideas, processes, designs, improvements, and discoveries (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications, patent disclosures and industrial designs, including any provisionals, non-provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, refilings, revisions, extensions and reexaminations thereof, statutory invention registrations, and U.S. or foreign counterparts of any patents or applications for any of the foregoing (collectively, “Patents”) shall be deemed material); (xv) to which any Governmental Entity was a party; (xvi) that provide for indemnification, contribution or any guaranty in favor of any officer or director or that were not entered into in the ordinary course of business; (xvii) which provide for payments or benefits which, together with other payments or benefits payable to such Person, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the Code or which provides for a “gross up” or indemnification for Taxes; (xviii) that are Recourse Agreements or to which any Investor was or is a party; (xix) which would prohibit or delay the consummation of any of the transactions contemplated by this Agreement; or (xx) that is not otherwise described in clauses (i)-(xix) and is material to the Company or Company Bank. Each contract, arrangement, commitment or understanding of the type described in this Section 3.16(a) is set forth in Section 3.16(a) of the Company Disclosure Schedule and is referred to herein as a “Company Material Contract.” The Company has previously made available to Parent true, correct and complete copies of each such Company Material Contract, including any and all amendments and modifications thereto, together with all documents concerning any default or breach set forth in Section 3.16(b) below.

(b)    (i) Each Company Material Contract is valid and binding on the Company and Company Bank to the extent Company Bank is a party thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by the Enforceability Exceptions; and (ii) neither the Company nor Company Bank is in default or breach, nor has any event occurred that, with the giving of notice or the passage of time or both, would constitute a default or breach by the Company or Company Bank which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any obligation under, any Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits, and, to the Company’s Knowledge, no other party thereto is in default or breach, nor has any event occurred that with the giving of notice or the passage of time or both would constitute a default or breach by any other party thereto or that would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by the Company or Company Bank under, or in any manner release any party thereto from any obligation under any such Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits. No material power of attorney or similar authorization given by the Company or Company Bank is currently outstanding.

(c)    Section 3.16(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the consummation of the Integrated Mergers and the other transactions contemplated by this Agreement.

(d)    With respect to any material agreement, commitment, arrangement, lease, insurance policy or other instrument that is of a nature that would be disclosed in Section 3.16(a) of the Company Disclosure Schedule but for the fact that it is no longer valid or binding on the Company or Company Bank, since January 1, 2016, neither the Company nor Company Bank, nor to the Company’s Knowledge, any other party thereto, was in default or breach, nor did any event occur that, with the giving of notice or the passage of time or both, would have constituted a default or breach which would have given rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any obligation under, any such material agreement, commitment, arrangement, lease, insurance policy or instrument to which it is a party, by which its assets, business, or operations may have been bound or affected, or under which its assets, business, or operations received benefits.

3.17    Agreements with Regulatory Agencies. Except where such disclosure is prohibited by applicable Law, neither the Company nor Company Bank is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any restriction, directive or other requirement imposed by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2015 a recipient of any supervisory letter from, or since December 31, 2015 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts or may restrict in any respect the conduct of their business or that in any manner relates to their capital adequacy, ability to pay dividends, ability to offer banking products or services, credit or risk management policies, management or other business (each, a “Company Regulatory Agreement”), nor has the Company or Company Bank been advised in writing or, to the Knowledge of the Company, orally, since December 31, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

3.18    Derivative Transactions. Neither the Company nor Company Bank engages in any Derivative Transactions. As used in this Agreement, “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction, in each case, relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

3.19    Regulatory Capitalization. Company Bank is “well-capitalized” and “well managed,” as such terms are defined in the rules and regulations promulgated by the OCC. The Company is “well-capitalized” and “well-managed,” as such terms are defined in the rules and regulations promulgated by the Federal Reserve Board.

3.20    Environmental Matters.

(a)    Each of the Company and Company Bank is in material compliance with all applicable Environmental Laws, including Laws relating to emissions, discharges, releases and threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

(b)    As used in this Agreement, “Environmental Law” means any federal, state or local Law relating to: (i) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety with respect to exposure to Hazardous Substances, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (iii) any injury or threat of injury to Persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (i) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. §§ 9601 et seq. (“CERCLA”); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §§ 6901 et seq. (“RCRA”); the Clean Air Act, as amended, 42 U.S.C. §§ 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 1101 et seq.; the Safe Drinking Water Act; 42 U.S.C. §§ 300f et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq.; and (ii) common law that may impose liability (including, without limitation, strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

(c)    As used in this Agreement, “Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any Environmental Law or that have a negative impact on the environment, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). The term Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

(d)    During the period of the Company’s or Company Bank’s ownership or operation of any of its properties, or to the Knowledge of the Company, prior to such ownership or operation, there has not been any material release of Hazardous Substances in, on, under or affecting any such property. Neither the Company nor Company Bank is actually or contingently liable for any Release of, threatened Release of or contamination by Hazardous Substances or otherwise under any Environmental Law. There is no pending or, to the Knowledge of the Company, threatened investigation by any Governmental Entity, nor any pending or, to the Knowledge of the Company, threatened Action (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material Release or threatened release into the environment of any Hazardous Substances, occurring at or on a site owned, leased or operated by the Company or Company Bank, or to the Company’s Knowledge, relating to any material release or threatened Release into the environment of any Hazardous Substances, occurring at or on a site not owned, leased or operated by the Company or Company Bank. “Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in subsections (A) and (D) of 42 U.S.C. § 9601(22).

(e)    The Company and Company Bank have provided to Parent true, correct and complete copies of all “Phase I,” “Phase II” or other environmental investigation reports prepared since December 31, 2015 in their possession, or to which they have reasonable access, addressing those locations owned, operated or leased by the Company or Company Bank for which the Company or Company Bank have obtained such reports.

(f)    There are no underground storage tanks located on, no polychlorinated biphenyls (“PCB”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by RCRA stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws.

(g)    To the Company’s Knowledge, neither the Company nor Company Bank has made or participated in any Loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such Loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Substances at a site owned, leased or operated by such Person on any property securing such Loan.

3.21    Investment Securities and Commodities.

(a)    Section 3.21(a) of the Company Disclosure Schedule sets forth, as of September 30, 2019, all investment securities owned by the Company and Company Bank, including descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity”, book values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after September 30, 2019.

(b)    Each of the Company and Company Bank has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the Company Financial Statements, or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or Company Bank. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(c)    The Company and Company Bank and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. The Company has made available to Parent true, correct and complete copies (or, to the extent not in writing, summaries) of all such policies, practices and procedures.

3.22    Tangible Properties and Assets.

(a)    Section 3.22(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned as of the date of this Agreement by the Company and Company Bank (“Company Real Property”). The Company or Company Bank has good and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all Company Real Property, personal property and other assets (tangible or intangible) used, occupied and operated or held for use by it in connection with its business as presently conducted, in each case free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, (ii) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, (iii) Liens, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable. There is no pending or, to the Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to Company Real Property or other real property that the Company or Company Bank occupies or has the right to occupy, including a pending or threatened taking of any of such real property by eminent domain, except where such legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation would not be material. True, correct and complete copies of all deeds evidencing ownership of Company Real Property and true, correct and complete copies of the title insurance policies and surveys, if any, for each Company Real Property, together with true, correct and complete copies of any mortgages, deeds of trust and security agreements to which such Company Real Property is subject, have been furnished or made available to Parent.

(b)    No Person other than the Company and Company Bank has (or will have, at Closing) (i) any right in any of the Company Real Property or any right to use or occupy any portion of the Company Real Property or (ii) any right to use or occupy any portion of the premises subject to any Lease. All buildings, structures, fixtures and appurtenances comprising part of the Company Real Property are in good operating condition and have been well-maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of the Company’s business. The Company and Company Bank do not use in its business any material real property other than the Company Real Property and the premises subject to the Leases.

(c)    Section 3.22(c) of the Company Disclosure Schedule sets forth a true, correct and complete schedule as of the date of this Agreement of all leases, subleases, licenses and other material agreements under which the Company or Company Bank uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect, and neither the Company nor Company Bank has received a written notice of, or otherwise has any Knowledge of any, breach, default or termination with respect to any Lease. To the Company’s Knowledge, there has not occurred any event and no condition exists that would constitute a termination event or a breach by the Company or Company Bank of, or default by the Company or Company Bank in, the performance of any covenant, agreement or condition contained in any Lease. To the Company’s Knowledge, no lessor under a Lease is in breach or default in the performance of any material covenant, agreement or condition contained in such Lease. The Company and Company Bank have paid all rents and other charges to the extent due under the Leases. Copies that are true, correct and complete in all material respects of all leases for, or other documentation evidencing a leasehold interest in the properties listed in Section 3.22(c) of the Company Disclosure Schedule have been furnished or made available to Parent.

(d)    Except as would not be material, all buildings, structures, fixtures, building systems and equipment, and all components thereof that are Company Real Property or the subject of any Lease are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of the Company and Company Bank as currently conducted.

(e)    Section 3.22(e) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Leases pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to consummation of the Integrated Mergers and the other transactions by this Agreement.

3.23    Intellectual Property.

(a)    Section 3.23 of the Company Disclosure Schedule contains a true, correct and complete list of all registrations (including domain name registrations) and any applications for registration of any Intellectual Property owned or purported to be owned by the Company or Company Bank and identifies the applicable owner. The Company or Company Bank, as applicable, is the sole and exclusive owner of all Intellectual Property owned or purported to be owned by it (collectively, the “Owned Intellectual Property”) and holds all of its right, title and interest in and to all Owned Intellectual Property and all Intellectual Property licensed by it from third parties (together with the Owned Intellectual Property, the “Company Intellectual Property”) free and clear of any Liens. Neither the Company nor Company Bank, nor the conduct of any of their respective businesses, has infringed, misappropriated, used without authorization or otherwise violated the Intellectual Property rights of any Person. Each of the Company and Company Bank owns, or otherwise has valid and sufficient rights to use, all Intellectual Property used or held for use in, or necessary for, its business as such business is currently conducted. The Company and Company Bank have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Company Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof. No Person is infringing, misappropriating or otherwise violating any Company Intellectual Property, except where such infringement, misappropriation or other violation would not have any adverse impact on the Company or Company Bank. No charges, claims or litigation have been asserted or, to the Company’s Knowledge, threatened against the Company or Company Bank (x) contesting the Company’s or Company Bank’s right to use, or the validity of, any of the Company Intellectual Property; (y) challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof; or (z) claiming that the Company or Company Bank has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, and no valid basis exists for the assertion of any such charge, claim or litigation. For purposes of this Agreement, “Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in any jurisdiction: (i) inventions and improvements thereto, whether or not patentable, invention disclosures, statutory invention registrations, design rights, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof); (ii) trademarks, service marks, trade dress, logos, domain names, Internet account names (including social networking and media names), rights of publicity, trade names, corporate names and all other source identifiers, and all goodwill associated with any of the foregoing; (iii) copyrights, including all derivative works, moral rights, renewals, extensions, reversions and restorations associated with such copyrights, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression; (iv) computer software (including source code, object code, firmware, operating systems and specifications), databases and data collections; (v) trade secrets, know-how and confidential business information; (vi) any other type of intellectual property or intellectual property right; (vii) registrations and applications for registration of any of the foregoing; and (viii) rights to sue or recover and retain damages for past, present and future infringement, misappropriation or other violation of any of the foregoing.

(b)    The Company and Company Bank (i) have used reasonable care in protecting the confidentiality, integrity, availability, and security of the IT Assets, their networks, and all customer, employee, confidential, proprietary or other sensitive data, (ii) respective IT Assets operate and perform in all material respects as required by the Company and Company Bank in connection with their respective businesses, (iii) respective IT Assets, to the Company’s Knowledge, have not materially malfunctioned or failed since January 1, 2016, and (iv) have implemented reasonable backup, security and disaster recovery technology plans and procedures consistent with industry practices, act in compliance with such plans and procedures and have taken reasonable care to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects. As used in this Agreement, “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines and all other information technology equipment, and all associated documentation, owned by such Person or such Person’s Subsidiaries.

(c)    The Company and Company Bank (i) are compliant with all applicable data protection and privacy Laws, including, but not limited to, Section 899-aa of the New York General Business Law, as amended, and Part 500 of Chapter I of Title 23 of the New York Codes, Rules and Regulations, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees, (ii) have developed and implemented safeguards, policies, procedures, and training programs to ensure past, current, and ongoing compliance with all applicable data protection and privacy Laws, (iii) since January 1, 2016, have not received any notice asserting any violations of any of the foregoing, (iv) since January 1, 2016, have not been the subject of any data breach or cybersecurity incident in which any customer, employee, confidential, proprietary or other sensitive data was accessed, acquired or used by any unauthorized person, and (v) since January 1, 2016, have not received notice from any third party with whom the Company or Company Bank have shared customer, employee, confidential, proprietary or other sensitive data of any unauthorized acquisition, access, use or disclosure of such data received from or on behalf of the Company or Company Bank that would trigger a notification or reporting requirement under applicable data protection and privacy Laws. The transfer of all such personal data and nonpublic personal information to Parent’s control in connection with the consummation of the transactions contemplated hereby will not violate any such Laws, privacy policies or commitments.

3.24    Transactions with Affiliates.

(a)    There are no outstanding amounts payable to or receivable from, or advances by the Company or Company Bank to, and neither the Company nor Company Bank is otherwise a creditor or debtor to, any director, executive officer, one percent (1%) or greater shareholder of the Company or Company Bank or to any of their respective affiliates or Associates, or affiliate of the Company or Company Bank, or to the Company’s or Company Bank’s Knowledge, any Person or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such Persons’ employment or service as a director with the Company or Company Bank and other than deposits held by Company Bank in the ordinary course of business. Neither the Company nor Company Bank is a party to any transaction or agreement, or is contemplated to be party to any proposed transaction or agreement, with any of its respective directors, executive officers, one-percent (1%) or greater shareholder of the Company or Company Bank or to any of their respective affiliates or Associates or other affiliates of the Company or Company Bank other than part of the terms of an individual’s employment or service as a director in the ordinary course of business, and no such Person has had any direct or indirect interest in any property, assets, business or right owned, leased, held or used by the Company or Company Bank, other than deposits held by Company Bank in the ordinary course of business. All agreements and transactions between the Company or Company Bank and any of their respective affiliates comply, to the extent applicable, in all material respects with Federal Reserve Act Sections 23A and 23B and Regulation W of the Federal Reserve Board. The Company has made available to Parent true, correct and complete copies of all agreements between the Company or Company Bank and any of their respective affiliates.

(b)    As used in this Agreement to indicate a relationship with any Person, “Associate” means (1) any corporation, limited liability company, partnership, association, joint-stock company, unincorporated organization or other organization of any kind or nature (other than the Company or Company Bank) of which such Person is an officer, director, manager, partner or holds a like position, or is, directly or indirectly, the beneficial owner of 3% or more of any class of equity securities, (2) any trust or other estate in which such Person has a beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any family member of such Person.

(c)    No employee of the Company or Company Bank provides any services to any affiliate (other than the Company and Company Bank) of any one-percent (1%) or greater shareholder of the Company or Company Bank.

3.25    Anti-takeover Provisions. No state “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (each, a “Takeover Statute”) is applicable to the Company with respect this Agreement and the transactions contemplated hereby.

3.26    Reorganization. Neither the Company nor Company Bank has taken or agreed to take any action or is aware of any fact or circumstance that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

3.27    Opinion. Prior to the execution of this Agreement, the Company has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O’Neill & Partners L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the aggregate Merger Consideration payable pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock. A copy of such opinion has been, or will be, provided by the Company to Parent solely for informational purposes. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.28    Office of Foreign Assets Control. None of the Company, Company Bank or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or other Person acting on behalf of the Company or Company Bank is (a) engaged in any services (including financial services), transfers of goods, software, or technology or any other business activity related to (i) any country (each, a “Sanctioned Country”) subject to sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), (ii) the government of any Sanctioned Country, (iii) any Person located in, resident in, formed under the Laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made the subject of any sanctions administered or enforced by the U.S. Government, including, without limitation, OFAC’s list of Specially Designated Nationals, or by the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by U.S. Law, (c) is a Person currently the subject of any Sanctions or (d)  located, organized or resident in any Sanctioned Country.

3.29    Company Information. No written representation, statement, certificate, instrument or other writing furnished or to be furnished by or on behalf of the Company or Company Bank to Parent pursuant to this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all material documents with respect to all items disclosed in the Company Disclosure Schedule. None of the information supplied or to be supplied by or on behalf of the Company or Company Bank specifically for inclusion or incorporation by reference in any application, notification or document filed in connection with any Requisite Regulatory Approval or other application, notification or document filed with any Governmental Entity in connection with the Integrated Mergers or other transactions contemplated herein will, as of the date filed or submitted, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The provisions of the proxy statement relating to the Company Meeting (including any amendments or supplements thereto, the “Proxy Statement”) and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the Securities and Exchange Commission (the “SEC”) by Parent in connection with the transactions contemplated by this Agreement (including any amendments or supplements thereto, the “S-4”), relating to the Company and Company Bank or other information supplied by or on behalf of the Company or Company Bank for inclusion therein shall comply as to form in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, as applicable.

3.30    Loans; Nonperforming and Classified Assets.

(a)    Section 3.30(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of September 30, 2019, of any Loans under the terms of which the obligor was over thirty (30) days delinquent in payment of principal or interest or has been placed on nonaccrual status as of such date. The information with respect to each Loan set forth in the data storage disk produced by the Company from its management information systems regarding the Loans and delivered to Parent prior to the date hereof (the “Loan Tape”), and, to the Knowledge of the Company, any third-party information set forth in the Loan Tape, is true, correct and complete as of the dates specified therein, or, if no such date is indicated therein, as of September 30, 2019, and reconciles to the Company’s general ledger. As used in this Agreement, “Loan” means any written or oral loan, loan agreement, note or borrowing arrangement or other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) to which the Company or Company Bank is a party as obligee, and includes mortgage loans.

(b)    Section 3.30(b) of the Company Disclosure Schedule identifies, as of September 30, 2019, each Loan that was classified as “Other Loans Specially Mentioned”, “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Company or Company Bank, or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability together with the principal amount of and accrued and unpaid interest on each such Loan, the allocated or specific allowance for loan losses, and the identity of the borrower thereunder as of such date. No Governmental Entity or third party has: (i) asserted that Company Bank has violated or has not complied with the representations and warranties applicable with respect to any (A) Loans originated or purchased and subsequently sold, in each case, since January 1, 2014, or (B) sale of Loan servicing rights to a third party; or (ii) imposed restrictions on the activities (including commitment authority) of Company Bank.

(c)    Section 3.30(c) of the Company Disclosure Schedule identifies each asset of the Company or Company Bank that as of September 30, 2019 was classified as other real estate owned (“OREO”), “other repossessed assets” or as an asset to satisfy Loans and the book value thereof as of the date of this Agreement as well as any assets classified as OREO, “other repossessed assets” or assets to satisfy Loans since September 30, 2019 to the date hereof and any sales of such assets between September 30, 2019 and the date hereof, reflecting any gain or loss with respect to any such assets sold.

(d)    Except as would not reasonably be expected to be material, each Loan held in the Company’s or Company Bank’s loan portfolio (each a “Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens that have been perfected, (iii) to the extent guaranteed, such guarantees are valid and enforceable and (iv) to the Company’s and Company Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be expected to be material, all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related to the Company Loans are legal, valid, binding and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(e)    All currently outstanding Company Loans (i) were solicited, originated, administered, and, currently exist, and the relevant Loan files are being maintained, in material compliance with all applicable requirements of Law, the applicable loan documents, and Company Bank’s lending policies at the time of origination of such Company Loans, and (ii) were made or originated for good, valuable, and adequate consideration in the ordinary course of business; and the notes or other credit or security documents with respect to each such outstanding Company Loan are complete and correct in all material respects. To the Company’s and Company Bank’s Knowledge, there are no oral modifications or amendments or additional agreements related to Company Loans that are not reflected in the written records of the Company or Company Bank, as applicable. All such Company Loans are owned by the Company or Company Bank free and clear of any Liens, except for Company Loans pledged to the Federal Home Loan Bank of New York and Company Loans pledged to the Federal Reserve Bank of New York, each as set forth in Section 3.30(e) of the Company Disclosure Schedule. No claims of defense as to the enforcement of any Company Loan have been asserted in writing against the Company or Company Bank for which there is a reasonable probability of an adverse determination. Since January 1, 2014, no Company Loan has been subject to any claims or rights of rescission, set-off, counterclaim or defense, and neither the Company nor Company Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable probability of a determination adverse to Company Bank. No Company Loans are presently serviced by third parties.

(f)    Neither the Company nor Company Bank is a party to any Recourse Agreement, or is otherwise obligated to repurchase from any Person, or provide any indemnification with respect to, any Loan or other asset sold by the Company or Company Bank. None of the agreements pursuant to which the Company or Company Bank has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan, and, to the Knowledge of the Company, there are no claims for any such repurchase. Section 3.30(f) of the Company Disclosure Schedule sets forth a true, correct and complete report regarding the current status of (i) any repurchase requests received by the Company or Company Bank to repurchase any Loan or interests therein, and (ii) the Company’s and Company Bank’s reserves in respect of potential repurchase requests to repurchase any Loan or interests therein. For purposes of this Agreement, “Recourse Agreements” means agreements or arrangements with any Person that obligate the Company or Company Bank to repurchase from any such Person any Loan or other asset sold by the Company or Company Bank or that entitles any such Person to pursue any other form of recourse against the Company or Company Bank, including indemnification. The Company has made available to Parent true, correct and complete copies of Recourse Agreements and all agreements pursuant to which the Company or Company Bank has sold Loans or pools of Loans or participations in Loans or pools of Loans to any third party.

(g)    Neither the Company nor Company Bank is now nor has it ever been since January 1, 2016, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(h)    Neither the Company nor Company Bank has canceled, released or compromised any Loan, obligation, claim or receivable other than in the ordinary course of business.

(i)    The Company and Company Bank have not, since January 1, 2014, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal Loan to or for any director, executive officer, or principal shareholder (or equivalent thereof) of the Company or Company Bank (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (“Regulation O”)), except as permitted by Regulation O and that have been made in compliance with the provisions of Regulation O. Section 3.30(i) of the Company Disclosure Schedule identifies any Loan or extension of credit maintained by the Company or Company Bank to which Regulation O applies, and there has been no default on, or forgiveness of waiver of, in whole or in part, any such Loan during the two (2) years preceding the date hereof.

(j)    Company Bank is either an approved “lender,” “certified lender,” or “preferred lender”, as the case may be, under and pursuant to the loan programs of the U.S. Small Business Administration (the “SBA”). The Company and Company Bank have at all times complied, in all material respects, with the rules and regulations of the loan and loan guarantee programs of the SBA. The Company and Company Bank have complied in all material respects with the applicable provisions of any loan guarantee insurance policy. All Company Loans originated pursuant to or guaranteed by the SBA were (i) made pursuant to all applicable SBA rules and regulations, (ii) met all applicable underwriting criteria necessary to qualify for the loan or loan guarantee programs of the SBA and (iii) have been made on standard loan documents approved if required by the appropriate agency. All Company Loans originated pursuant to, guaranteed by or insured by any insurance policy were made pursuant to such policy and met all applicable underwriting criteria thereunder. As to each Company Loan which is indicated in the related loan file to be an SBA- guaranteed loan, Company Bank has complied in all material respects with applicable provisions of the guarantee contract and applicable Law, the guarantee is in full force and effect with respect to each such Company Loan, and, to the Company’s Knowledge, there does not exist any material event or condition which, but for the passage of time or the giving of notice or both, would reasonably be expected to result in a revocation of any such guarantee or constitute adequate grounds for the SBA to refuse to provide guarantee payments thereunder. The Company has delivered to Parent a true, correct and complete list of all SBA loans that are Company Loans indicating the loans for which the guaranteed portion has been sold. Neither the Company nor Company Bank is in breach of any warranty or representation made by it in connection with its origination and sale of the guaranteed portion of any SBA loan such that it is, or would reasonably expected to be, obligated to repurchase any such loan.

3.31    Allowance for Loan and Lease Losses. Company’s reserves, allowance for Loan and lease losses and carrying value for real estate owned as reflected in each of the Company Financial Statements, were, in the opinion of management, as of the applicable dates thereof, adequate in all material respects to provide for the possible losses on the applicable items and in compliance with the Company’s and Company Bank’s existing methodology for determining the adequacy of its allowance for Loan and lease losses as well as the standards established by each applicable Governmental Entity, the Financial Accounting Standards Board and GAAP.

3.32    Trust Business; Administration of Fiduciary Accounts. Neither the Company nor Company Bank has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

3.33    Investment Management and Related Activities. None of the Company, Company Bank or, to the extent relating to their activities with respect to the Company or Company Bank, any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of or administered by any Governmental Entity as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated Person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales Person or in any similar capacity with a Governmental Entity.

3.34    Repurchase Agreements. With respect to all agreements pursuant to which the Company or Company Bank has purchased securities subject to an agreement to resell, if any, the Company or Company Bank, as the case may be, has a valid, perfected first Lien in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. The Company has made available to Parent true, correct and complete copies of all such repurchase agreements, including any and all amendments and modifications thereto.

3.35    Insurance. Section 3.35 of the Company Disclosure Schedule identifies as of the date of this Agreement all of the material insurance policies, binders, or bonds currently maintained by the Company and Company Bank (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $25,000. The Company and Company Bank are insured with reputable insurers against such risks and in such amounts as the management of the Company and Company Bank reasonably have determined to be prudent in accordance with industry practices, and all the Insurance Policies are in full force and effect. Neither the Company nor Company Bank has received notice of cancellation of any of the Insurance Policies or otherwise has Knowledge that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, neither the Company nor Company Bank is in default thereunder, and all known claims thereunder have been filed in due and timely fashion. The Company has not received written notice that any insurer under any such Insurance Policy (i) is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or (ii) has filed for protection under applicable bankruptcy or insolvency Laws or is otherwise in the process of liquidating or has been liquidated. The Company does not have or maintain any self-insurance arrangement. The Company has made available to Parent true, correct and complete copies of all Insurance Policies, including any and all amendments and modifications thereto, and copies of all other material documents related thereto.

3.36    Deposits. All of the deposits held by Company Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of Company Bank, and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed Persons requirements. No deposit of Company Bank is a “brokered deposit” (within the meaning set forth in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set-off rights escrow limitations and similar actions taken in the ordinary course of business). Section 3.36 of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all outstanding overdrafts as of September 30, 2019.

3.37    Disaster Recovery and Business Continuity. The Company and Company Bank have developed and implemented a contingency planning program in accordance with best industry standards to evaluate the effect of significant events that may adversely affect the customers, assets or employees of the Company and Company Bank. To the Company’s Knowledge, such program ensures that the Company and Company Bank can recover their mission critical functions, and such program complies in all material respects with the requirements of the Federal Financial Institutions Examination Council, the OCC and applicable Law. The Company has furnished to Parent a true, correct and complete copy of its disaster recovery and business continuity arrangements.

3.38    Pipeline Loans.

(a)    Section 3.38(a) of the Company Disclosure Schedule sets forth a list and description of all Pipeline Loans, which description includes, with respect to each Pipeline Loan (i) the loan number of the Pipeline Loan; (ii) the immediately anticipated principal balance of the Pipeline Loan; (iii) the interest rate (for Locked Pipeline Loans only); (iv) the product type; (v) the city and state in which the collateral property securing such Pipeline Loan is located; (vi) if known, the closing date; (vii) whether the Pipeline Loan has been approved by Company Bank; and (viii) whether the Pipeline Loan constitutes a Locked Pipeline Loan or an Unlocked Pipeline Loan. Prior to the Closing, the Company shall update, or shall cause Company Bank to update, Section 3.38(a) of the Company Disclosure Schedule as of the Determination Date to disclose the information required by items (i) through (viii) of this Section 3.38(a) with respect to the Pipeline Loans.

(b)    All interest rate locks on Locked Pipeline Loans have been conducted and managed in Company Bank’s ordinary course of business consistent with past practice and customary banking practices.

(c)    For purposes of this Agreement:

(i)    “Locked Pipeline Loans” means applications in process for Loans to be made by Company Bank that have been registered and designated as price protected on Company Bank’s Loan origination system and that have not closed or funded;

(ii)    “Pipeline Loans” means the Locked Pipeline Loans, the Unlocked Pipeline Loans and any other Loans for which Company Bank has issued a commitment to originate, collectively; and

(iii)    “Unlocked Pipeline Loans” means applications in process for Loans to be made by Company Bank that have not been registered and designated as price protected on Company Bank’s Loan origination system and that have not closed or funded.

3.39    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or Company Bank or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or Company Bank or their respective businesses, or (ii) except for the representations and warranties made by the Company in this ARTICLE III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

4.1    Making of Representations and Warranties.

(a)    References herein to “Parent Disclosure Schedule” shall mean all of the disclosure schedules required by ARTICLE IV, dated as of the date hereof and delivered on the date hereof by Parent to the Company. The Parent Disclosure Schedule shall be organized to correspond to Sections in ARTICLE IV of this Agreement. Each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross reference or otherwise) in the Parent Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation).

(b)    Except as set forth in the Parent Disclosure Schedule (subject to Section 9.8), Parent hereby represents and warrants to the Company as follows in this ARTICLE IV.

4.2    Corporate Organization.

(a)    Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, is duly registered as a bank holding company under the BHC Act. Parent is duly licensed, registered or otherwise qualified to do business in each jurisdiction where the character or location of the properties and/or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent.

(b)    Parent Bank is a New York State-chartered bank duly organized, validly existing and in good standing under the Laws of the State of New York. Parent Bank is duly licensed, registered and qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property and/or assets or the conduct of its business requires such licensing, registration or qualification, except where the failure to be so licensed, registered, qualified or in good standing has not had, and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. The deposits of Parent Bank are insured by the FDIC to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the suspension, revocation or termination of such deposit insurance are pending nor, to Parent’s and Parent Bank’s Knowledge, since January 1, 2016 has any such suspension, revocation or termination been threatened.

(c)    Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New York. Merger Sub is duly licensed, registered or otherwise qualified to do business in each jurisdiction where the character or location of the properties and/or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Merger Sub.

4.3    Capitalization.

(a)    As of the date of this Agreement, the authorized capital of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”).

(b)    As of the date of this Agreement, there are (i) 31,530,595 shares of Parent Common Stock issued and outstanding, (ii) zero shares of Parent Preferred Stock issued and outstanding, (iii) 3,373,389 shares of Parent Common Stock held in treasury, (iv) 1,264,532 shares of Parent Common Stock reserved for issuance pursuant to (A) the conversion or exchange of shares of capital stock or other voting securities of, or other ownership interests in, Parent; (B) warrants, calls, options or other rights to acquire Parent Common Stock; or (C) plans allowing for the grant of restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities, rights or units, and (v) no other shares of Parent Common Stock or Parent Preferred Stock issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. All of the shares of Parent Common Stock to be issued in the Integrated Mergers have been duly authorized and, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(c)    Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of Parent Bank and Merger Sub, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.4    Corporate Power and Authority.

(a)    Each of Parent and Merger Sub has the full corporate power and authority to own or lease, and operate, all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the actions described below, to consummate the transactions contemplated hereby in accordance with the terms hereof. Each of the Parent Board and the Board of Directors of Merger Sub, by resolutions duly adopted at a meeting duly called and held, has (i) determined that the Integrated Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Parent and its shareholders, or Merger Sub and its shareholder, as applicable and (ii) approved the execution and delivery of this Agreement and the consummation of the Integrated Mergers; and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and legally binding obligation of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub, respectively, in accordance with its terms (except as enforceability may be limited by the Enforceability Exceptions).

(b)    The Board of Directors of Parent Bank has adopted the Bank Merger Agreement. Parent, as the sole shareholder of Parent Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly and validly executed and delivered by Parent Bank.

4.5    Consents and Approvals; Non-Contravention; No Defaults.

(a)    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Entity are required to be made or obtained by Parent in connection with the execution, delivery or performance by Parent of this Agreement or the consummation by Parent of the other transactions contemplated hereby, or in connection with the execution, delivery or performance by Parent Bank of the Bank Merger Agreement or to consummate the transactions contemplated thereby, except for: (i) filings of applications or notices, as applicable, with NASDAQ, (ii) filings of applications, notices or waiver requests, as applicable, with the Federal Reserve Board, the FDIC and the NYDFS and obtaining any required consents, approvals or waivers with respect to such applications or notices or waiver requests, (iii) filing with the SEC of the S-4 and declaration of effectiveness of the S-4, (iv) filing the First-Step Merger Certificate with the New York Secretary, (v) filing the Second-Step Merger Certificates with the Delaware Secretary and the New York Secretary, (vi) filings of applications, notices or waiver requests, as applicable, with state licensing or regulatory authorities and obtaining any required consents, approvals or waivers with respect to such applications, notices or waiver requests; and (vii) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ.

(b)    Subject to the receipt of the consents, approvals and waivers referred to in Section 4.5(a), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent, and the execution, delivery and performance of the Bank Merger Agreement and the consummation of the transactions contemplated thereby by Parent Bank, do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation of Parent or the Parent Bylaws, (ii) except as would not be material, violate any applicable Law or obligation imposed by any Governmental Entity on Parent or any of its properties or assets, or, (iii) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of Parent or to which Parent, or its properties or assets, is subject or bound, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c)    Parent has no Knowledge of any reason why the Requisite Regulatory Approvals will not be received in customary time frames from the applicable Governmental Entities having jurisdiction over the transactions contemplated by this Agreement.

4.6    Reports.

(a)    Since December 31, 2017, Parent has filed all material reports and statements (each, a “Parent Report”), together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act. As of its date, each Parent Report (or, if amended, as of the date so amended), complied in all material respects with the published rules and regulations of the SEC with respect thereto, and such Parent Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)    Since December 31, 2017, except, in each case, as has not had a Material Adverse Effect on Parent, Parent has duly filed with the Federal Reserve Board and any other applicable Government Entity, in correct form, the reports and other documents required to be filed under applicable Laws and regulations and has paid all fees and assessments due and payable in connection therewith, and such reports were in all material respects complete and correct and in compliance with the requirements of applicable Laws.

4.7    Financial Statements.

(a)    The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (ii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any Subsidiary of Parent has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2018, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of Parent and its Significant Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) to ensure that material information relating to Parent, including its Significant Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) to the Knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. To the Knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. As used in this Section 4.7(c), the term “Significant Subsidiary” means each Subsidiary that is a “significant subsidiary” as defined in Regulation S-X, promulgated by the SEC, as in effect as of the date hereof.

4.8    Absence of Certain Events. Since December 31, 2018 to the date of this Agreement, no events have occurred that have had or would reasonably be expected to have, in the aggregate, a Material Adverse Effect on Parent, except as disclosed in reports, statements and amendments thereto filed with the SEC pursuant to the Exchange Act.

4.9    Brokers. With the exception of the engagement of Deutsche Bank and each of the Persons listed in Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Integrated Mergers or related transactions contemplated by this Agreement.

4.10    Legal Proceedings. There are no Actions pending or, to Parent’s Knowledge, threatened against Parent, or against any asset, interest or right of Parent, that would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of the SEC’s rules and regulations that are not so disclosed or that challenge or seek to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

4.11    Compliance with Applicable Law.

(a)    Parent and Parent Bank are, and have been since January 1, 2018, in compliance in all material respects with all federal, state, local and foreign Laws applicable thereto or to the employees conducting the businesses of Parent and Parent Bank, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)    Parent Bank has a Community Reinvestment Act rating of not less than “satisfactory” in its most recently completed exam.

4.12    Regulatory Capitalization. Parent is “well-capitalized” and “well-managed” as such terms are defined in the rules and regulations promulgated by the Federal Reserve Board.

4.13    Reorganization. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14    Financing; Stock Consideration. Parent has, as of the date hereof, and will have, as of the Effective Time, sufficient available cash to pay the amounts required to be paid, and will have duly reserved sufficient shares of Parent Common Stock to be issued, to Company shareholders pursuant to this Agreement upon consummation of the Integrated Mergers. The shares of Parent Common Stock to be issued and delivered to Company shareholders in accordance with this Agreement, when so issued and delivered, will be duly authorized, validly issued, fully paid and non-assessable, and no shareholder of Parent shall have any pre-emptive rights with respect thereto.

4.15    Certain Contracts.

(a)    Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b)    Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Contract, except where such noncompliance either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent’s Knowledge, each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.16    No Other Representations or Warranties. Except for the representations and warranties made by Parent in this ARTICLE IV, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this ARTICLE IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees, as to itself and Company Bank, that except (i) as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, or required by applicable Law, or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause Company Bank to, (x) conduct its business in the ordinary course of business, consistent with past practice and in compliance in all material respects with all applicable Laws, and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships. The Company shall, and shall cause Company Bank to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain necessary approvals of any Regulatory Agency or other

Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on an timely basis.

5.2    Company Forbearances. During the period from the date of this Agreement and continuing until the Effective Time, except (i) as set forth in Section 5.2 of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, or required by applicable Law, or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit Company Bank to:

(a)    issue, sell, grant, pledge, deliver, dispose of, encumber or otherwise permit to become outstanding any additional shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of capital stock or any equity-based awards or interests, except for shares of Company Common Stock to be issued pursuant to the exercise of Company Warrants and Company Equity Awards outstanding on the date hereof;

(b)    directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of its capital stock;

(c)    make, declare or pay, or set aside for payment, any dividends payable in cash, shares or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends or distributions from Company Bank to the Company;

(d)    except as required by the terms of any Company Benefit Plan in effect as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of the Company or Company Bank, other than increases in base salary in the ordinary course of business consistent with past practice not to exceed three percent (3%) in the aggregate, (B) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of the Company or Company Bank) any Company Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement, (C) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or employment or other agreement or Company Benefit Plan, (D) accelerate the vesting or time of payment of any equity or equity-based compensation or other compensation, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or any Company Benefit Plan, or (F) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan;

(e)    terminate any officer or key employee other than for cause or hire any Person as an officer or key employee of the Company or Company Bank, except to fill vacancies that may arise from time to time in the ordinary course of business at an annual rate of salary commensurate with the employee being replaced;

(f)    sell, transfer or lease any properties or assets (whether real, personal or mixed, tangible or intangible) to, or buy, acquire or lease any properties or assets (whether real, personal or mixed, tangible or intangible) from, any of its officers or directors or any of their immediate family members or any affiliates or Associates of any of its officers or directors;

(g)    pay, loan or advance an amount exceeding $250,000 (excluding renewals of existing Loans in the ordinary course of business) to any officer or director or any of their immediate family members or any affiliates or Associates of any officer or director other than compensation or business expense advancements or reimbursements in the ordinary course of business consistent with past practice and other than part of the terms of such Persons’ employment or services as a director with the Company or Company Bank;

(h)    except in the ordinary course of business consistent with past practice, sell, license, lease, transfer, assign, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to the Company or Company Bank;

(i)    acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), whether by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire all or any portion of the assets, debt, business, deposits or properties of any other entity or Person;

(j)    make, or commit to make, any capital expenditures in amounts exceeding $15,000 individually or $50,000 in the aggregate;

(k)    amend the Company’s certificate of incorporation or bylaws or any equivalent organizational documents of Company Bank;

(l)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(m)    materially deviate from its internal audit plan;

(n)    (i) amend, modify, terminate or extend, or waive any material provision of, any Company Material Contract, Lease or Insurance Policy, or make any change in any instrument or agreement governing the terms of any of its securities, other than renewals of or amendments to such Company Material Contracts, Leases and Insurance Policies which do not result in material adverse changes of terms with respect to the Company or Company Bank or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement;

(o)    other than settlement of foreclosure actions or deficiency judgment settlements in the ordinary course of business consistent with past practice, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or Company Bank is a party or becomes a party after the date of this Agreement, which settlement or agreement (A) involves payment by the Company or Company Bank of an amount which exceeds $25,000 individually, or $50,000 in the aggregate, and/or (B) would impose any material restriction on the business of the Company or Company Bank or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise affecting the business or operations of the Company and Company Bank;

(p)    (i) enter into any new line of business, (ii) introduce any material new products or services or incentive programs or arrangements, (iii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to its loan portfolio or any segment thereof), (iv) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans, or (v) make any material changes in its policies and practices with respect to its hedging practices and policies, except, in each case, as required by applicable Law;

(q)    materially restructure or materially change its investment securities portfolio or its interest rate exposure, through purchases, sales or otherwise (but not redemptions by the issuers of any such securities), or the manner in which the portfolio is classified or reported, except as may be required by GAAP; provided, that Company Bank may manage its investment securities in the ordinary course of business consistent with past practice;

(r)    purchase any equity security or any security rated below investment grade;

(s)    enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice;

(t)    (i) incur, assume, modify, extend or renegotiate any indebtedness other than deposits, Federal Home Loan Bank of New York advances and short-term advances, in each case, in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds and sales of certificates of deposit, which are in each case in the ordinary course of business consistent with past practice) or (iii) prepay or voluntarily repay any subordinated indebtedness;

(u)    (i) make any Loan or extension of credit except in the ordinary course of business consistent with past practice and consistent with written lending guidelines in effect as of the date hereof, (ii) make any unsecured commercial Loan or extension of credit in excess of $1,000,000 (excluding renewals of existing commercial Loans in the ordinary course of business) and (iii) make any personal Loan or extension of credit (exclusive of overdrafts, which are addressed in Section 5.2(ee), and excluding renewals of existing personal Loans in the ordinary course of business) in excess of $250,000; provided, that in the case of (ii) and (iii) above, the process to seek the prior written consent of Parent in accordance with the introductory sentence of this Section 5.2 shall require the prior written approval of the Chief Financial Officer of Parent or another officer designated by Parent, which approval or rejection shall be given in writing within three (3) business days after the complete loan package is delivered to such individual;

(v)    make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by the Company or Company Bank;

(w)    make, change or rescind any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes or settle or compromise any material Tax claim, audit, assessment or dispute, agree to any adjustment of any Tax attribute, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or surrender any material right to claim a refund of Taxes;

(x)    commit any act or omission which constitutes a breach or default by the Company or Company Bank under any agreement with any Governmental Entity or under any Company Material Contract and that could reasonably be expected to result in one of the conditions set forth in ARTICLE VII not being satisfied on the Closing Date;

(y)    foreclose on or take a deed or title to any real estate that, upon such foreclosure or acceptance of a deed or title to such real estate, will become classified as OREO (other than single-family or multi-family residential properties) without first conducting a Phase I environmental site assessment pursuant to ASTM International (“ASTM”) Standard E1527-13 that satisfies the requirements of 40 C.F.R. Part 312, or foreclose on or take a deed or title to any real estate that upon such foreclosure or acceptance of a deed or title to such real estate will become classified as OREO (other than single-family or multi-family residential properties) if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property;

(z)    take any action or knowingly fail to take any action that is intended or reasonably might be expected to prevent or impair the ability of the Company or Company Bank to consummate the Integrated Mergers or the Bank Merger or prevent the Company or Company Bank from consummating any of the other transactions contemplated by this Agreement or the Bank Merger Agreement, including by adversely affecting the ability of the parties hereto or to the Bank Merger Agreement to obtain any Requisite Regulatory Approval without imposition of a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means any condition, prohibition, limitation, or other requirement which would, as determined by the Parent Board in its reasonable discretion, (i) prohibit or materially limit the ownership or operation by the Company or Company Bank, or by Parent or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or Company Bank or Parent or its Subsidiaries, (ii) compel Parent or any of its Subsidiaries to pay any amounts (other than customary filing fees and fees of professional advisors customary to effect transactions comparable in nature and size to those contemplated by this Agreement), (iii) compel Parent or any of its Subsidiaries to divest any banking office or otherwise dispose of all or any material portion of the business or assets of the Company or Company Bank or Parent or any of its Subsidiaries, (iv) continue any portion of any material Company Regulatory Agreement against Parent or any of its Subsidiaries after the Integrated Mergers, (v) increase the capital requirements of Parent or any of its Subsidiaries, (vi) restrict or materially limit the ability of Parent or its Subsidiaries to expand its business, or (vii) otherwise be reasonably likely to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole and giving effect to the Integrated Mergers (in each case, measured on a scale relative to the Company and Company Bank, taken as a whole);

(aa)    directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

(bb)    file any application or make any contract or commitment for the opening or relocation of any, or open or relocate any, branch office, loan production or servicing facility;

(cc)    merge or consolidate itself or Company Bank with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve itself or Company Bank;

(dd)    compromise, resolve or otherwise “workout” any delinquent or troubled Loan unless any such Loan workout is done in the ordinary course of business consistent with past practice;

(ee)    honor any overdraft in excess of $50,000 in the absence of a written agreement with the customer that legally obligates the Company to honor the overdraft, which agreement is in existence prior to the date hereof and is identified in Section 3.36 of the Company Disclosure Schedule; provided, however, that the foregoing shall not apply to overdrafts to existing customers identified in Section 5.2(ee) of the Company Disclosure Schedule;

(ff)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; or

(gg)    agree to take or make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3    Parent Forbearances. During the period from the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as required by applicable Law, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a)    amend the Parent certificate of incorporation in a manner that would adversely affect the economic benefits of the Integrated Mergers to the Holders;

(b)    take any action or knowingly fail to take any action that is intended or reasonably might be expected to prevent or impair the ability of Parent or Parent Bank to consummate the Integrated Mergers or prevent Parent or Parent Bank from consummating any of the other transactions contemplated by this Agreement;

(c)    take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; or

(d)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section  5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Registration Statement; Proxy Statement.

(a)    The parties hereto agree to cooperate in the preparation of the S-4, including the Proxy Statement. The Company shall use reasonable best efforts to promptly deliver to Parent such information with respect to the Company and Company Bank, their respective affiliates and the respective holders of their capital stock as may be reasonably requested or required in order to prepare and file the S-4 or any other report required to be filed by Parent with the SEC, or in connection with the qualification of the issuance of the Parent Common Stock with respect to state securities or “blue sky” Laws, in each case, in compliance with applicable Law, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to Parent to review. The parties hereto agree to use reasonable best efforts to cause the S-4 to be filed with the SEC as promptly as reasonably practicable after the date of this Agreement, but in any event within forty-five (45) days of the date of this Agreement, and to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to keep the S-4 effective for so long as necessary to complete the Integrated Mergers. The Company agrees to cooperate with Parent and Parent’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s independent auditors in connection with the S-4 and the Proxy Statement. After the S-4 is declared effective under the Securities Act, the Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement to its shareholders.

(b)    The Proxy Statement and the S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of the parties hereto agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to shareholders of the Company (or such other Persons entitled to vote in respect of matters covered thereby) or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances in which they were made, not misleading. If, at any time prior to the Effective Time, any information relating to the parties hereto, or any of their respective affiliates, shall be discovered by the Company or Parent that, in the reasonable judgment of Parent, should be set forth in an amendment of, or a supplement to, any of the S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the parties hereto shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company. Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the S-4 has become effective, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock issuable for offering or sale in any jurisdiction, or of any request by the SEC for the amendment or supplement of the S-4 or upon the receipt of any comments (whether written or oral) from the SEC or its staff. Parent will provide the Company and its counsel with a reasonable opportunity to review and comment on the S-4, and, except to the extent such response is submitted under confidential cover, all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC. Parent will provide the Company and its counsel with a copy of all such filings made with the SEC.

6.2    Regulatory Matters. Except with respect to any forms, reports, statements or certifications filed, furnished or otherwise submitted to or with the SEC (which shall be governed by Section 6.1):

(a)    Each of the parties hereto shall, and shall cause its Subsidiaries to, cooperate with the other party and use its reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of all such permits, consents, approvals, waivers and authorizations of all such third parties and Governmental Entities; provided, that neither party nor any of its Subsidiaries will be required to make any payment to or grant any concessions to any third party in connection therewith. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, the parties hereto shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices, requests and filings required to be filed with any Governmental Entity in order to obtain the Requisite Regulatory Approvals. The parties hereto shall each use, and shall each cause its applicable Subsidiaries to use, reasonable best efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable to obtain any third-party consent which may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in ARTICLE VII, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.2, required in order to continue any contract or agreement with the Company or Company Bank following the Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain each Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The Company will reasonably consult with Parent with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. The Company shall consult with Parent in advance of any meeting or conference that the Company may have with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give Parent and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(b)    Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Integrated Mergers and the other transactions contemplated by this Agreement.

(c)    To the extent not prohibited by applicable Law, each of the Company and Parent shall promptly advise the other upon receiving any communication from any Governmental Entity whose consent, approval or waiver is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, “Requisite Regulatory Approvals” means all required regulatory authorizations, consents, waivers, orders or approvals from (x) the Federal Reserve Board, the FDIC and the NYDFS and (y) any other approvals set forth in Section 3.6 and Section 4.5 that are necessary to consummate the transactions contemplated by this Agreement, except for any such approvals the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

6.3    Access to Information.

(a)    For the purposes of verifying the representations and warranties of the Company and preparing for the Integrated Mergers and the other matters contemplated by this Agreement, the Company agrees that, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent access, during normal business hours during the period prior to the Effective Time, to its properties, books, records, officers and employees and to such other information as Parent may reasonably request, and, during such period, the Company shall make available to Parent such other information concerning its business, properties and personnel and Company Bank that is substantially similar in scope to the information provided to Parent in connection with its diligence review prior to the date of this Agreement.

(b)    As soon as reasonably practicable after they become available, to the extent not prohibited by applicable Law, the Company shall furnish to Parent (i) copies of the board packages distributed to the Company Board or the board of directors of Company Bank, (ii) minutes from the meetings thereof, (iii) copies of any internal management financial control reports showing actual financial performance against plan and previous period, and (iv) copies of any reports provided to the Company Board or any committee thereof relating to its financial performance and risk management.

(c)    No investigation by Parent or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the Company set forth in this Agreement or the conditions to the obligations of Parent to consummate the transactions contemplated hereby. Any investigation hereunder shall be conducted in such manner as not to interfere unreasonably with the conduct of business of the Company or Company Bank. No investigation by the Company or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Parent set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated hereby.

(d)    Notwithstanding anything in this Section 6.3 to the contrary, the Company shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(e)    Each of the Parent and the Company shall hold all information furnished by or on behalf of the other party or their representatives, pursuant to this Section 6.3 or otherwise, in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Non-Disclosure Agreement, dated August 16, 2019, between Parent and the Company (the “Confidentiality Agreement”).

6.4    Company Shareholder Approval.

(a)    The Company shall take, in accordance with applicable Law and the Company’s articles of incorporation and bylaws, all action necessary to establish a record date for, and to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Meeting”) as soon as practicable (and in any event such meeting to be convened within forty-five (45) days following the time when the S-4 is declared effective) for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Integrated Mergers. Except with the prior approval of Parent, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting. The Company shall, through the Company Board, recommend to its shareholders that they adopt and approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”) and shall use its reasonable best efforts to solicit such approval from the shareholders of the Company and to obtain the Requisite Company Vote, including by communicating to its shareholders the Company Recommendation (and including the Company Recommendation in the Proxy Statement). However, subject to Section 8.1 and Section 8.2, if the Company Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to constitute a violation of its fiduciary duties under applicable Law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Company Board may (but shall not be required to) submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Company Board may not take any actions under this sentence unless (i) it gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Company Board in response to a Superior Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Superior Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstance), and (ii) at the end of such notice period, the Company Board takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be reasonably likely to constitute a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Notwithstanding the foregoing, the changing, qualifying or modifying of the Company Recommendation by the Company Board shall not change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to this Agreement and the transactions contemplated hereby.

(b)    Except to the extent provided otherwise in Section 6.4(a), (i) the Company Board shall at all times prior to and during the Company Meeting make the Company Recommendation and shall not make a Company Subsequent Determination, and (ii) the Proxy Statement shall include the Company Recommendation. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Vote, the Company will not adjourn or postpone the Company Meeting unless the Company Board reasonably determines in good faith, after consultation with and having considered the advice of counsel, that failure to do so would constitute a violation of its fiduciary duties under applicable Law.

(c)    The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding anything to the contrary in this Agreement, unless this Agreement has been terminated in accordance with its terms, the Company shall ensure that the Company Meeting is called, noticed, convened, held and ultimately conducted, and this Agreement shall be submitted to the shareholders of the Company at the Company Meeting, for the purposes of considering and voting upon the approval of this Agreement and the Integrated Mergers, and nothing contained herein shall be deemed to relieve the Company of such obligation.

6.5    Legal Conditions to the Integrated Mergers. Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts in good faith (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Integrated Mergers or the Bank Merger and, subject to the conditions set forth in ARTICLE VII hereof, to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Integrated Mergers, the Bank Merger and the other transactions contemplated by this Agreement or the Bank Merger Agreement; provided, however, that this Section 6.5 will not require Parent to agree to, or take, any Burdensome Condition.

6.6    Stock Exchange Listing. Parent agrees to use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the First-Step Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.7    Employee Matters. During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of its Subsidiaries to, provide each employee of the Company and Company Bank who continues to be employed by Parent or its Subsidiaries (including the Parent Bank and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable (including commission rate, if applicable), that is no less favorable than such base salary or base wage rate, as applicable, provided by the Company or Company Bank to such Continuing Employee immediately prior to the Effective Time, (ii) an annual short-term cash incentive opportunity that is substantially comparable to the annual short-term cash incentive opportunity provided by the Parent to its similarly situated employees, and (iii) other compensation, including long-term incentive opportunities, and employee benefits that are substantially comparable in the aggregate to either (A) the other compensation, including long-term incentive opportunities, and employee benefits provided by the Company or Company Bank to such Continuing Employee (other than a Continuing Employee who is a party to an employment, change in control or retention agreement) immediately prior to the Effective Time or (B) the other compensation, including long-term incentive opportunities, and employee benefits provided by Parent to similarly situated employees of Parent; provided, however, that Parent and its Subsidiaries shall have no obligation to provide similar or comparable titles, responsibilities or duties. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Parent Bank or one of its Subsidiaries to, provide to each full-time Continuing Employee whose employment terminates during the twelve- (12-) month period following the Closing Date with severance benefits as provided in Section 6.7(a) of the Company Disclosure Schedule, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) taking into account each Continuing Employee’s service with the Company and Company Bank (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries, all as provided in the plan document in form and substance as approved by Parent.

(b)    Prior to the Effective Time, the Company and Company Bank shall pay on the last day prior to the Effective Time any and all obligations arising out of the employment agreements and change of control agreements in the amounts set forth next to each such agreement and employee listed in Section 6.7(b) of the Company Disclosure Schedule (“Employment Agreements”) to employees of the Company or Company Bank, to the extent payments are due at such time; provided, however, that if amounts cannot be paid at such time under Section 409A of the Code, such amounts shall be transferred to a rabbi trust as provided in such agreement and plan.

(c)    Parent shall consult with and keep the Company’s Chief Executive Officer reasonably informed regarding its personnel plans and decisions concerning the Company and Company Bank developed prior to the Effective Time, including which employees are or are not anticipated to be Continuing Employees. During the period from the date of this Agreement and continuing until the later of (x) the receipt of the Requisite Company Vote and (y) the receipt of the Requisite Regulatory Approvals, Parent and the Company’s Chief Executive Officer shall mutually agree upon the manner and form of any communications regarding such matters to the affected employees of the Company and Company Bank, but for purposes of clarity, mutual agreement shall not be required for Parent’s personnel plans and decisions concerning the Company and Company Bank.

(d)    All Continuing Employees will be incorporated into Parent’s or its Subsidiaries’ vacation and benefits structure at the Effective Time and will be immediately eligible to participate in Parent’s or its Subsidiaries’ plans other than equity plans.

(e)    With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and their eligible spouse and dependents with credit for any deductibles paid prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and Company Bank for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(f)    If requested by Parent in writing at least ninety (90) business days prior to the Closing Date, the Company shall cause any 401(k) plan sponsored or maintained by the Company or Company Bank (each, a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing. In the event that Parent requests that any Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Effective Time and (ii) the employees of the Company shall be eligible to participate, effective as of the Closing Date, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). Parent and the Company shall take any and all actions as may be required, including amendments to any Company 401(k) Plan and/or Parent 401(k) Plan, to permit the employees of the Company who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed to such employee of the Company from a Company 401(k) Plan.

(g)    Nothing contained in this Section 6.7 or elsewhere in this Agreement, express or implied, shall confer upon any present or former employee of Company or Company Bank any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or level of compensation or benefits.

(h)    Nothing contained in this Section 6.7 or elsewhere in this Agreement, express or implied, shall (i) limit the right of Parent or any of its affiliates to terminate the employment or services of, or to reassign or otherwise alter the status of, any former employee of Company or Company Bank after the Closing, (ii) limit the ability of Parent or any of its affiliates to terminate, amend or modify any benefit or compensation plan, program, agreement or arrangement of Parent or any of its affiliates, or (iii) be construed as amending or modifying any Parent benefit plan as in effect immediately prior to the Closing Date.

(i)    Nothing in this Section 6.7 or elsewhere in this Agreement (other than Section 6.8 hereof), shall be deemed to make any employee, former employee, director, former director, or independent contractor of Company, Company Bank or any affiliate thereof (including any beneficiary or dependent thereof) a third party beneficiary of this Agreement or provide any rights relating thereto.

6.8    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each director, officer or employee of the Company and Company Bank as of the date hereof or at any time from the date hereof to the Effective Time (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against expenses (including reasonable attorneys’ fees), judgments, fines, losses or liabilities actually and reasonably incurred by such Company Indemnified Party in connection with any threatened or actual action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company or Company Bank), whether arising before or after the Effective Time, arising out of the fact that such Person is or was a director, officer or employee of the Company or Company Bank or is or was serving at the request of the Company or Company Bank as a director or officer of another Person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement (each, a “Claim”), if such Company Indemnified Party acted in good faith and in a manner such Company Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company or Company Bank, and, with respect to any criminal action or proceeding, had no reason to believe such Company Indemnified Party’s conduct was unlawful, to the same extent as such Persons have the right to be indemnified pursuant to the Company’s or Company Bank’s articles of incorporation and bylaws, or comparable governing documents, in effect on the date of this Agreement; and Parent and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the same extent as such Persons have the right to expense advancement pursuant to the Company’s or Company Bank’s articles of incorporation and bylaws, or comparable governing documents, in effect on the date of this Agreement, to the extent permitted by applicable Law, provided that the Person to whom expenses are advanced provides a reasonable and customary undertaking to repay such advances, unless it is ultimately determined that such Person is entitled to indemnification. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent and the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(b)    For a period of six (6) years after the Effective Time, the Surviving Corporation shall use its commercially reasonable efforts to cause to be maintained in effect directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of the Company or Company Bank (determined as of the Effective Time) with respect to claims against such directors and officers arising from acts and omissions that occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the greatest coverage available for an aggregate cost not exceeding the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain and fully pay for, at or prior to the Effective Time, a six-year “tail” policy on the terms described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap (except if one or more directors elects to pay for any excess over such amount). If the Company purchases such a “tail policy” prior to the Effective Time, Parent and the Surviving Corporation shall not, and shall not permit any of their Subsidiaries to, take any action that would reasonably be expected to result in the cancellation or modification of such policy.

(c)    The obligations of the Surviving Corporation, Parent and the Company under this Section 6.8 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party without the written consent of the affected Company Indemnified Party.

(d)    The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger or transfer of all or substantially all of its assets or deposits to any other entity, then, in each case to the extent the obligations set forth in this Section 6.8 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, proper provision shall be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in this Section  6.8.

6.9    Notification of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in set forth in, if Parent is the Notifying Party, Section 7.1 or Section 7.3, or if the Company is the Notifying Party, Section 7.1 or Section 7.2; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.

6.10    Director and Officer Matters. The Company shall take all appropriate action so that each director and each officer of the Company and Company Bank (i) provides to Parent a signed resignation from such position held by such individual, effective as of the Effective Time, in a form reasonably satisfactory to Parent, at least five (5) business days prior to the Closing Date, and (ii) resigns from such position held by such individual as of the Effective Time.

6.11    Transition; Informational Systems Conversion.

(a)    From and after the date hereof, Parent and the Company shall use their commercially reasonable efforts to facilitate the integration of the Company with the business of Parent following consummation of the transactions contemplated hereby and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of the Company and Company Bank (the “Informational Systems Conversion”), in such a manner sufficient to provide reasonable assurances that a successful Informational Systems Conversion will occur at (i) the time that is immediately following the Integrated Mergers or (ii) such later date as may be specified by Parent, in each case, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Without limiting the generality of the foregoing, the Company shall, subject to any such applicable Laws: (v) reasonably cooperate with Parent to establish a project plan as specified by Parent to effectuate the Informational Systems Conversion; (w) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the Informational Systems Conversion effort and its ongoing needs until the Informational Systems Conversion can be established; (x) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the Informational Systems Conversion, as soon as reasonably practicable; (y) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to the extent necessary to enable the Informational Systems Conversion effort to be completed on schedule; and (z) give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or Company Bank is bound if requested to do so by Parent to the extent permitted by such contracts; provided, that Company shall not be required to take any action under this Section 6.11 that, after consultation with Parent regarding the Company’s concerns in the matter, would prejudice or adversely affect in any material respect its rights under any such contracts in the event the Closing does not occur. Parent shall promptly reimburse the Company for any reasonable out-of-pocket expenses incurred in connection with the actions described in this Section 6.11. Such access as contemplated by this Section 6.11 shall be conducted by Parent in a manner which does not adversely affect the normal operations of the Company, and Company shall not be required to provide access to or disclose information (i) which would jeopardize the attorney-client privilege of Company or contravene any binding agreement entered into prior to the date of this Agreement or any Law or fiduciary duty, (ii) except as otherwise provided in this Agreement, related to the Company’s directors’, officers’, employees’, accountants’, counsels’, advisors’ (including investment bankers’) agents’ or other representatives’ consideration of, or deliberations regarding, the transactions contemplated by this Agreement; or (iii) the disclosure of which would violate applicable Law.

(b)    Prior to the Effective Time, the Company and Company Bank shall, subject to Section 6.11(a), take any actions Parent may reasonably request from time to time to prepare the parties for integration of the operations of the Company with Parent.

6.12    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.13    Additional Agreements. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Integrated Mergers, the officers and directors of the Company and Company Bank shall take all such necessary action as may be reasonably requested by Parent, including the provision of an appropriate power of attorney empowering any and all of Parent’s officers to take such actions on behalf of the Company’s officers and directors.

6.14    Certain Litigation. The Company shall promptly advise Parent orally and in writing of any actual or threatened litigation against the Company, Company Bank and/or the members of the Company Board related to this Agreement, the Bank Merger Agreement, the Integrated Mergers, the Bank Merger or the other transactions contemplated by this Agreement. The Company shall: (i) permit Parent to review and discuss in advance, and consider in good faith the views of Parent in connection with, any proposed written or oral response to such litigation; (ii) furnish Parent’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such litigation; (iii) consult with Parent regarding the defense or settlement of any such litigation; and (iv) consider in good faith the views of Parent with respect to such litigation. Parent shall promptly advise the Company orally and in writing of any actual or threatened litigation against Parent, Parent Bank and/or the members of the Parent Board related to this Agreement, the Bank Merger Agreement, the Integrated Mergers, the Bank Merger or the other transactions contemplated by this Agreement.

6.15    Acquisition Proposals.

(a)    The Company agrees that it will not, and will cause Company Bank and each of the Company’s and Company Bank’s respective officers, directors, employees, agents, advisors, attorneys, accountants, consultants and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly induce or encourage or knowingly facilitate the making of any inquiries, offers or proposals with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide or make available any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any Acquisition Proposal, except to notify a Person that has made or, to the Knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.15(a), or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal; provided, that, prior to the adoption of this Agreement by the shareholders of the Company by the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal after the execution of this Agreement that did not result from a breach of this Section 6.15(a), it may, and may permit Company Bank and the Company’s and Company Bank’s Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Company Board concludes in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) failure to take such actions would constitute a violation of its fiduciary duties to the Company’s shareholders under applicable law; provided, further, that, prior to providing or making available any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with the Company; provided, further, that the Company shall provide Parent with at least five (5) business days’ prior notice of the Company Board’s consideration of any Acquisition Proposal and, in addition, if the Company makes the conclusion described above, five (5) business days’ notice prior to furnishing or causing to be furnished any nonpublic information or data to any other Person or participating in negotiations or discussions with any other Person. The Company shall promptly provide to Parent any non-public information regarding the Company or Company Bank provided to any other Person which was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other Person.

(b)    The Company shall, and shall cause Company Bank and the Company’s and Company Bank’s Representatives to, immediately cease and cause to be terminated any and all activities, discussions or negotiations with any Person other than Parent with respect to any existing or potential Acquisition Proposal. The Company shall promptly (and in any event within 24 hours) advise Parent in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or its Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). The Company agrees that it shall keep Parent informed, on a current basis, of the status and terms of any such inquiry, proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such inquiry, proposal, offer or request). The Company shall enforce any existing confidentiality or standstill agreements to which it or Company Bank is a party in accordance with the terms thereof and shall not release any Person from, waive any provisions of, or fail to enforce any confidentiality or standstill agreements to which it or Company Bank is a party. Any violation of the restrictions in this Section 6.15 by any Representative of the Company or Company Bank, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(c)    Subject to Section 6.15(d), neither the Company Board nor any committee thereof shall: (i) withhold, withdraw, change, qualify, amend or modify, or publicly propose to withhold, withdraw, change, qualify, amend or modify, in a manner adverse in any respect to the interest of Parent, in connection with the transactions contemplated by this Agreement, or take any other action or make any other statement inconsistent with, the Company Recommendation, fail to reaffirm the Company Recommendation within three (3) business days following a request by Parent, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the

Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iii) resolve to take, or announce an intention to take, any of the foregoing actions (each of (i), (ii) or (iii) a “Company Subsequent Determination”); or (iv) enter into (or cause the Company or Company Bank to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.15(a)) or (B) requiring the Company to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by this Agreement.

(d)    Notwithstanding Section 6.15(c), prior to the date of the Company Meeting, the Company Board may make a Company Subsequent Determination after the fifth (5th) business day following Parent’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising Parent that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.15) constitutes a Superior Proposal if, but only if, (i) the Company Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would constitute a violation of its fiduciary duties to the Company’s shareholders under applicable Law (it being understood that the initial determination under this clause (i) will not be considered a Company Subsequent Determination), (ii) during the five (5) business day period after receipt of the Notice of Superior Proposal by Parent (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with Parent to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Parent shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms, if any, as may have been proposed by Parent since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.15(d) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to Parent and again comply with the requirements of this Section 6.15(d).

(e)    Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s shareholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination with respect to a Superior Proposal, then the Company Board may recommend approval of such Superior Proposal by the shareholders of the Company and may submit this Agreement to the Company’s shareholders without recommendation, in which event the Company Board shall communicate the basis for its recommendation of such Superior Proposal and the basis for its lack of a recommendation with respect to this Agreement and the transactions contemplated hereby to the Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto.

(f)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Parent), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

(ii)    “Acquisition Transaction” means: (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or Company Bank that, in any such case, results in any Person (or, in the case of a direct merger between such third party and the Company or Company Bank, the stockholders of such third party) acquiring 20% or more of any class of equity of the Company or Company Bank; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, 20% or more of the consolidated assets of the Company or Company Bank; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of the Company or Company Bank; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of the Company or Company Bank; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(iii)    “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (x) that if consummated would result in a third party (or, in the case of a direct merger between such third party and the Company or Company Bank, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and Company Bank, taken as a whole, for consideration consisting of cash and/or securities and (y) that the Company Board reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, as contemplated by Section 6.15(d), and all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such proposal, is more favorable to the shareholders of the Company from a financial point of view than the Integrated Mergers.

6.16    Public Announcements. So long as this Agreement is in effect, Parent and the Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that (a) any such press release or public statement as may be required by Law (including, for the avoidance of doubt, any filing with the SEC) or any listing agreement with or notice or application to any national securities exchange may be issued or made without prior consent of such other party (but after consultation with the other party, to the extent practicable in the circumstances) and (b) a party may issue a press release or make a public statement (including, for the avoidance of doubt, any filing with the SEC) that is consistent with prior press releases issued or public statements made in compliance with the first sentence of this Section 6.16 without such consultation. It is understood that Parent shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Integrated Mergers and the other transactions contemplated hereby.

6.17    Change of Method. Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Merger Sub (including the provisions of ARTICLE I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by the Company’s shareholders in exchange for each share of Company Common Stock or the Per Share Cash Consideration, (ii) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.18    Takeover Statutes. Neither the Company nor Parent, nor either of their respective Boards of Directors, shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Integrated Mergers or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Integrated Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, Parent, the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.19    Closing Date Share Certification. At least two (2) business days prior to the Closing Date, the Company shall deliver to Parent a certificate certifying the number of shares of Company Common Stock (including shares of Company Common Stock subject to outstanding Company Warrants and Company Equity Awards) immediately prior to the Effective Time (the “Closing Date Share Certification”).

6.20    Tax Treatment of the Integrated Mergers. The parties hereto intend the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties hereto will both before and after the Effective Time (i) use reasonable efforts to cause the Integrated Mergers to so qualify; and (ii) refrain from taking any action that would reasonably be expected to cause the Integrated Mergers to fail to so qualify.

6.21    Corporate Governance.

(a)    Effective as of the Effective Time, Parent shall (i) increase the size of the Parent Board to twelve (12) members and, in its capacity as the sole shareholder of Parent Bank, take such actions as may be necessary to increase the size of the Board of Directors of Parent Bank to twelve (12) members and (ii) appoint Mr. Douglas C. Manditch to the Boards of Directors of Parent and Parent Bank. Mr. Manditch shall be appointed to serve as a Class C director of the Boards of Directors of Parent and Parent Bank.

(b)    Effective as of the Effective Time, Parent shall create an Advisory Board of Parent and take such actions as may be necessary to appoint the current members of the Company Board (excluding the member appointed to the Company Board in Section 6.21(a) above) to the Advisory Board. The Advisory Board will generally serve at the pleasure of the Parent Board, will not have the right to vote on matters submitted to a vote of the Parent Board or its Subsidiaries, and will have no authority to make business decisions or manage the affairs of Parent or its Subsidiaries.

6.22    Assumption of Company Indebtedness. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more instruments required for the due assumption of the subordinated notes of the Company set forth in Section 3.3(c) of the Company Disclosure Schedule to the extent required by the terms of such subordinated notes.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Integrated Mergers. The respective obligations of the parties to effect the Integrated Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement shall have been duly adopted by the shareholders of the Company by the Requisite Company Vote.

(b)    NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated (and, in the case of the obligation of Parent to effect the Integrated Mergers, no such Requisite Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of a Burdensome Condition).

(d)    S-4. The S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)    No Injunctions. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Integrated Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Integrated Mergers.

7.2    Conditions to Obligation of Parent. The obligation of Parent to effect the Integrated Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Company contained in Section 3.2 (Organization and Standing), Section 3.3 (Capitalization), subsections (a), (b) and (c) of Section 3.4 (Subsidiaries), subsections (c) and (d) of Section 3.5 (Corporate Power and Authority), Section 3.9 (Brokers), subsection (a) of Section 3.10 (Absence of Certain Changes and Events) and Section 3.26 (Reorganization) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date), and each of the representations and warranties of the Company set forth in subsection (d) of Section 3.4 (Subsidiaries), subsections (a) and (b) of Section 3.5 (Corporate Power and Authority), Section 3.6 (Consents and Approvals; Non-Contravention; No Defaults), Section 3.7 (Financial Statements; No Undisclosed Liabilities), Section 3.12 (Tax Matters) and Section 3.17 (Agreements with Regulatory Agencies) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation.

(b)    Performance of Obligations. The Company shall have performed in all material respects the agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officers’ Certificate(s). Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied. The Company shall have furnished Parent with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and the other conditions set forth in this Section 7.2 as Parent may reasonably request.

(d)    No Material Adverse Effect. Since the date of this Agreement, no condition, event, fact, circumstance or other occurrence shall have occurred that (i) has resulted in a Material Adverse Effect on the Company or (ii) would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation.

(e)    Employment Agreements. Each of the Persons listed in Section 7.2(e) of the Company Disclosure Schedule shall have delivered to Parent, contemporaneously with the execution of this Agreement, a duly executed employment agreement to be effective as of the Effective Time, in a form reasonably acceptable to Parent, and each such agreement shall be in full force and effect as of the Effective Time.

(f)    Consulting Agreements. Each of the Persons listed in Section 7.2(f) of the Company Disclosure Schedule shall have delivered to Parent, contemporaneously with the execution of this Agreement, a duly executed consulting agreement to be effective as of the Effective Time, in a form reasonably acceptable to Parent, and each such agreement shall be in full force and effect as of the Effective Time.

(g)    FIRPTA Certificate. Parent shall have received (i) an affidavit issued by the Company dated as of the Closing Date, sworn under penalty of perjury and signed by an officer of the Company, in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b)(3) of the Code, stating that the Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and (ii) a notice from the Company to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2).

(h)    Sublease Agreement. Parent shall have received the Agreement of Sublease described in Section 7.2(h) of the Company Disclosure Schedule, fully executed by the Company Bank and the sublessee party thereto and consented to in writing by the landlord with respect to the premises that are the subject of the Agreement of Sublease.

(i)    Federal Tax Opinion. Parent shall have received the opinion of Arnold & Porter, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3    Conditions to Obligation of the Company. The obligation of the Company to effect the Integrated Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date); provided, that for purposes of this sentence, such representations and warranties (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

(b)    Performance of Obligations of Parent. Parent shall have performed in all material respects the agreements, covenants and obligations required to be performed by it prior to the Closing Date.

(c)    Officers’ Certificate. The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)    Director and Officer Insurance. If the Company shall not have elected to purchase a “tail policy” prior to the Effective Time in accordance with Section 6.8(b), Parent shall have furnished the Company with evidence reasonably satisfactory to the Company of such a “tail policy.”

(e)    Federal Tax Opinion. The Company shall have received the opinion of Fenimore, Kay, Harrison & Ford, LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company:

(a)    by mutual consent of Parent and the Company in a written instrument;

(b)    by either Parent or the Company upon written notice to the other party if the approval of any Governmental Entity required for consummation of the Integrated Mergers and the other transactions contemplated by this Agreement is denied by final, non-appealable action of such Governmental Entity or an application therefor shall have been withdrawn at the request of a Governmental Entity, or if any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Integrated Mergers; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c)    by either Parent or the Company if the Integrated Mergers shall not have been consummated on or before July 31, 2020 (the “Termination Date”), or such later date as shall have been agreed to in writing by Parent and the Company, provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(c) if the failure of the Closing to have occurred on or before said date was due to material breach of any representation, warranty, covenant or agreement contained herein by such party; and provided, further, that if additional time is necessary in order to obtain any Requisite Regulatory Approval, the Termination Date shall be automatically extended for one additional two- (2-) month period;

(d)    by either Parent or the Company (provided, in the case of the Company, that it shall not be in breach of any of its obligations under Section 6.4) if the Requisite Company Vote required for the consummation of the Integrated Mergers shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e)    by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach, either individually or in the aggregate with all other breaches by such party, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or

(f)    in addition to and not in limitation of Parent’s termination rights under Section 8.1(e), by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Company Board shall have (A) failed to recommend in the Proxy Statement that the shareholders of the Company adopt this Agreement, or failed to recommend against acceptance of a tender offer or exchange offer constituting a Superior Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (B) approved, adopted or endorsed a Superior Proposal, or (C) made a Company Subsequent Determination, or (ii) the Company or the Company Board has breached its obligations under Section 6.4 or Section 6.15 in any material respect.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(e), this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock of the economic benefits of the Integrated Mergers).

(b)    Termination Fee.

(i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A)(1) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(d) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (2) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(e), and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $3,300,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%”.

(ii)    In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee on the date of termination.

(c)    Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither the Company nor Parent shall be required to pay the Termination Fee on more than one occasion.

(d)    Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Parent and the Company, as applicable, pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of the Company and Parent, as applicable, in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2    Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Integrated Mergers by the shareholders of the Company; provided, that after adoption of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

9.3    Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

9.4    Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Integrated Mergers shall be borne equally by Parent and the Company.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or (b) if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5(b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)    if to the Company, to:

Empire Bancorp, Inc.

1707 Veterans Highway

Islandia, NY 11749

Attention: Douglas	C. Manditch
Email:	dmanditch@empirenb.com

With a copy (which shall not constitute notice) to:

Fenimore, Kay, Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701

Attention: Geoffrey	S. Kay
Email:	gkay@fkhpartners.com

and

(b)    if to Parent (or to the Surviving Corporation from and after the Effective Time), to:

Flushing Financial Corporation

220 RXR Plaza

Uniondale, NY 11556

Attention: John	R. Buran
Email:	john.buran@flushingbank.com

With a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Attention: Robert	C. Azarow
Email:	robert.azarow@arnoldporter.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “Knowledge” of the Company means the actual knowledge of any of the officers of the Company or Company Bank listed in Section 9.6 of the Company Disclosure Schedule, and the “Knowledge” of Parent means the actual knowledge of any of the officers of Parent listed in Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law to be closed, (ii) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified Person is any Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person, (iv) “made available,” “furnished” or words of similar import with respect to the Company or Company Bank, as the case may be, means any document or other information that was included in that certain Intralinks virtual data room named “Project Lighthouse” prior to the date hereof, and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Integrated Mergers. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

9.7    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Disclosure Schedules. The parties hereto agree that any reference in a particular Section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties or covenants, as applicable, of the relevant party that are contained in the corresponding Section or subsection of this Agreement and to any other representations, warranties or covenants of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other non-corresponding representations, warranties and covenants would be readily apparent to a reasonable Person who has read that reference and such representations, warranties or covenants without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

9.9    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by the Laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law).

(b)    Each party agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the federal or state courts located in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. The parties hereto agree that final judgment in any suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) EACH PARTY HERETO (I) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (II) MAKES THIS WAIVER VOLUNTARILY, AND (III) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Assignment; Third Party Beneficiaries.

(a)    Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (other than by operation of law) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b)    Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.13    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Integrated Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

EMPIRE BANCORP, INC.

By:	/s/ Douglas C. Manditch
	Name:	Douglas C. Manditch
	Title:	Chairman of the Board, Chief Executive Officer and Secretary

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
	Name:	John R. Buran
	Title:	President and Chief Executive Officer

LIGHTHOUSE ACQUISITION CO., INC.

By:	/s/ John R. Buran
	Name:	John R. Buran
	Title:	President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A-1

FORM OF VOTING AGREEMENT

This Voting Agreement, effective as of October     , 2019 (as amended, supplemented, or otherwise modified from time to time, this “Agreement”), is entered into by and between Flushing Financial Corporation, a Delaware corporation (“Parent”), Empire Bancorp, Inc., a New York corporation (the “Company”), and the undersigned holder of shares of Company Voting Common Stock (the “Shareholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and between the Company, Parent and Merger Sub (as amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), (i) Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement, merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger as a wholly owned subsidiary of Parent, and (ii) immediately thereafter, the Company will merge with and into Parent.

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, Parent has required the Shareholder to execute and deliver this Agreement upon the terms and conditions set forth herein.

WHEREAS, as of the date hereof, the Shareholder is the registered and beneficial owner of, and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of), such number of shares of Company Voting Common Stock as is indicated on Appendix A to this Agreement under the heading “Total number of shares of Company Voting Common Stock subject to this Agreement” (such shares, together with any other shares of Company Voting Common Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, Company Warrants or similar instruments), being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Agreement to Vote Shares.

(a)    As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

(b)    Until the Expiration Date, at every meeting of the shareholders of the Company at which the following is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the following, the Shareholder shall (i) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum, and (ii) vote (or cause to be voted) the Shares (A) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and in favor of each of the other actions contemplated by the Merger Agreement, (B) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation, warranty, or other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, and (C) against any Acquisition Proposal or any other proposal, action, agreement, or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement or this Agreement.

(c)    The Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Company, to adopt or approve the Merger Agreement or the transactions contemplated thereby, unless this Agreement shall have been terminated in accordance with its terms.

(d)    The Shareholder hereby irrevocably waives any and all rights of appraisal or rights to dissent from the First-Step Merger that the Shareholder may have, either currently or in the future, under the NYBCL or otherwise.

(e)    The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if the Shareholder holds any such office), and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (ii) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director of the Company or any of its Subsidiaries or to the Company’s shareholders or as a trustee or fiduciary of any employee benefit plan or trust of the Company.

2.    Representations, Warranties, and Covenants of the Shareholder. The Shareholder hereby represents, warrants, and covenants to Parent as follows:

(a)    Except as otherwise described in Appendix A, (i) the Shareholder is the record or beneficial owner of, and has good and valid title to, the Shares, free and clear of any and all pledges, liens, security interests, mortgages, claims, charges, restrictions, options, title defects, or encumbrances, and (ii) the Shareholder has the sole right to vote the Shares, with no restrictions, limitations, or qualifications on the Shareholder’s rights of disposition pertaining to the Shares, except as provided herein. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than (i) the Shares and (ii) the number of options, Company Warrants, restricted stock awards, or other rights to acquire any additional shares of Company Voting Common Stock or any security exercisable for or convertible into shares of Company Voting Common Stock, if any, set forth on Appendix A under the heading “Total number of Options” (collectively, the “Options”).

(b)    Other than pursuant to this Agreement or with Parent’s prior written consent, from the date hereof through and including the Expiration Date, the Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option, or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Shares or Options to any person (other than pursuant to the First-Step Merger), or (ii) enter into any voting arrangement, whether by proxy, voting agreement, or otherwise, with respect to any Shares, and shall not commit or agree to take any of the foregoing actions. The Shareholder shall not, nor shall the Shareholder permit any entity under the Shareholder’s control to, deposit any Shares in a voting trust. This Section 2(b) shall not prohibit a Transfer of the Shares or the Options by the Shareholder (i) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, or upon the death of the Shareholder, provided, that as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement, (ii) for estate and tax planning purposes, including Transfers to relatives, trusts and charitable organizations, provided, that as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement, (iii) to the Company in connection with the vesting, award, delivery or settlement of any Company Equity Award, or (iv) by operation of law, in which case this Agreement shall bind each transferee. Any Transfer in violation of the terms of this Section 2(b) shall be void and of no effect.

(c)    The Shareholder has full power and authority (and, if the Shareholder is an individual, legal capacity) to execute and deliver this Agreement, to perform its obligations hereunder, and to vote all of the

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Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity), except, in each case, as otherwise disclosed on Appendix A.

(d)    This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions. The execution and delivery of this Agreement by the Shareholder does not, and the performance of the Shareholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate, or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are or will be bound or affected, or any Law to which the Shareholder is subject or bound, or, in the event that the Shareholder is not a natural person, any charter, bylaw, trust agreement, or other organizational document (each as amended from time to time) of the Shareholder.

(e)    No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Appendix A. If the Shareholder is married and the Shares constitute community property, or spousal approval is otherwise necessary for the Shareholder to enter into and perform his or her obligations under this Agreement or for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed, and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms.

(f)    The Shareholder is an executive officer, director, or founder of the Company or Company Bank, or a family member of any of the foregoing, and/or a holder of at least five percent (5%) of the outstanding shares of Company Voting Common Stock.

3.    Further Assurances. The Shareholder hereby covenants and agrees to (a) execute and deliver any additional documents, certificates, agreements, and instruments, and to take such other actions, as may be reasonably requested by Parent to carry out the purpose and intent of this Agreement and (b) notify Parent promptly of any additional shares of capital stock of the Company of which the Shareholder becomes the record or beneficial owner after the date of this Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent to publish and disclose in any public announcement, disclosure required by the SEC or by applicable Law, or the Proxy Statement (and, if applicable, the Form S-4), the Shareholder’s identity and ownership of the Shares, the nature of the Shareholder’s obligations under this Agreement, and any other information that Parent reasonably determines is required to be disclosed in connection with the First-Step Merger and the transactions contemplated by the Merger Agreement, (b) agrees to promptly give to Parent any information Parent may reasonably require for the preparation of any such disclosure documents, and (c) agrees to promptly notify Parent of any required corrections or supplements with respect to any information supplied by the Shareholder, if and to the extent that such information shall have become false or misleading in any material respect or shall omit any material fact necessary to make such information, in light of the circumstances under which it is given, not misleading.

4.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, that (a) Section 5 shall survive the termination of this Agreement, and (b) the termination of this Agreement shall not relieve the Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

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5.    Miscellaneous.

(a)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(b)    Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including the Shareholder’s estate and heirs upon the death of the Shareholder; provided, that, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

(c)    Waiver, Amendment, and Modification. Any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision by a written instrument signed by or on behalf of such party, or (ii) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

(d)    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (ii) EACH PARTY HERETO (A) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, AND (C) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(d).

(e)    Specific Performance; Injunctive Relief. The parties acknowledge that Parent may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of any of the covenants or agreements of the Shareholder set forth in this Agreement. Therefore, the Shareholder hereby agrees that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking.

(f)    Notices. All notices, requests, and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, faxed (with confirmation of receipt), emailed (with confirmation of receipt), or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

(i)    If to the Shareholder, at the address set forth below the Shareholder’s signature on the signature page hereto.

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(ii)    If to Parent, at:

Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556
Attention:	Maria A. Grasso, Senior Executive Vice President
Facsimile:	(516) 358 - 5224
Email:	mgrasso@flushingbank.com

(iii)    If to the Company, at:

Empire Bancorp, Inc.
1707 Veterans Highway
Islandia, NY 11749
Attention:	Douglas C. Manditch
Facsimile:	(631) 232-2670
Email:	dmanditch@empirenb.com

(g)    Governing Law, Jurisdiction, and Venue. This Agreement shall be governed by the Laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law). Each party agrees that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the federal or state courts located in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. The parties hereby agree that (i) mailing of process or other papers in connection with any such suit, action, or proceeding in the manner provided in Section 5(f) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, and (ii) final judgment in any such suit, action, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(h)    Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart.

(j)    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

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(k)    Effect of Headings. The section headings herein are for convenience only and shall not affect in any way the construction or interpretation of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their respective duly authorized officers or by a duly authorized representative or individually, as applicable, all as of the day and year first above written.

EMPIRE BANCORP, INC.

By:
Name:
Title:

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

SHAREHOLDER

By:
Name:
Address:

Attention:

Fax Number:

SHAREHOLDER’S SPOUSE (IF APPLICABLE):

Name:

[Voting Agreement Signature Page]

APPENDIX A

Shareholder Name:
Total number of shares of Company Voting Common Stock Subject to this Agreement:

Total number of Options:

Exceptions to Representations:

EXHIBIT A-2

FORM OF VOTING AGREEMENT

This Voting Agreement, effective as of October     , 2019 (as amended, supplemented, or otherwise modified from time to time, this “Agreement”), is entered into by and between FLUSHING FINANCIAL CORPORATION, a Delaware corporation (“Parent”), LIGHTHOUSE BANCORP, INC., a New York corporation (the “Company”), and the undersigned holder of shares of Company Voting Common Stock (the “Shareholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and between the Company, Parent and Merger Sub (as amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), (i) Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement, merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger as a wholly owned subsidiary of Parent, and (ii) immediately thereafter, the Company will merge with and into Parent.

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, Parent has required the Shareholder to execute and deliver this Agreement upon the terms and conditions set forth herein.

WHEREAS, as of the date hereof, the Shareholder is the registered and beneficial owner of, and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of), such number of shares of Company Voting Common Stock as is indicated on Appendix A to this Agreement under the heading “Total number of shares of Company Voting Common Stock subject to this Agreement” (such shares, together with any other shares of Company Voting Common Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, Company Warrants or similar instruments), being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Agreement to Vote Shares.

(a)    As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

(b)    Until the Expiration Date, at every meeting of the shareholders of the Company at which the following is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the following, the Shareholder shall (i) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum, and (ii) vote (or cause to be voted) the Shares (A) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and in favor of each of the other actions contemplated by the Merger Agreement, (B) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation, warranty, or other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, and (C) against any Acquisition Proposal or any other proposal, action, agreement, or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement or this Agreement.

(c)    The Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Company, to adopt or approve the Merger Agreement or the transactions contemplated thereby, unless this Agreement shall have been terminated in accordance with its terms.

(d)    The Shareholder hereby irrevocably waives any and all rights of appraisal or rights to dissent from the First-Step Merger that the Shareholder or any such affiliate may have, either currently or in the future, under the NYBCL or otherwise.

(e)    The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if the Shareholder holds any such office), and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (ii) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director of the Company or any of its Subsidiaries or to the Company’s shareholders or as a trustee or fiduciary of any employee benefit plan or trust of the Company.

2.     Additional Agreements.

(a)    With respect to Company Warrants held by the Shareholder, the Shareholder agrees to exercise each such Company Warrant on or prior to the warrant expiration date of December 19, 2019 set forth therein, and to receive in consideration of the exercise and cancellation of such Company Warrant and in settlement therefor, such amount of Company Common Stock issuable upon the exercise of the Company Warrant in accordance with the terms of the Company Warrants. If the Shareholder does not, prior to the warrant expiration date of December 19, 2019, exercise such Company Warrant, then such Company Warrant shall, without any payment of any consideration therefor, be canceled and extinguished, shall no longer be outstanding, shall cease to represent the right to acquire shares of Company Common Stock or receive any Merger Consideration and shall not represent the right to acquire any shares of Parent Common Stock. The Shareholder agrees to vote such Company Common Stock issuable and issued with respect to the Shareholder’s Company Warrants consistent with Section 1 above.

(b)    The Shareholder agrees that each of that certain Corporate Governance Agreement dated December 19, 2014 between the Company and the Shareholder and that certain Securities Purchase Agreement dated December 19, 2014 between the Company and the Shareholder (collectively, the “Shareholder Agreements”) is hereby terminated as of the Effective Time without any further requirement of either party to execute any additional documents or take any further action with respect thereto. From and after the Effective Time, the Shareholder Agreements shall be of no further force or effect, and the rights and obligations of each of the parties thereunder shall terminate. In addition, the Shareholder hereby irrevocably waives any right to require the registration of the Company Common Stock that may exist upon the exercise of the Company Warrants as such right may be set forth in the Shareholder Agreements or the Company Warrants. The Shareholder, on behalf of itself and its present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors and assigns (collectively, “Releasors”) hereby releases, waives and forever discharges the other parties thereto and its respective present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty or equity (collectively, “Claims”), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time arising out of or relating to the Shareholder Agreements.

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3.    Representations, Warranties, and Covenants of the Shareholder. The Shareholder hereby represents, warrants, and covenants to Parent as follows:

(a)    Except as otherwise described in Appendix A, (i) the Shareholder is the record or beneficial owner of, and has good and valid title to, the Shares, free and clear of any and all pledges, liens, security interests, mortgages, claims, charges, restrictions, options, title defects, or encumbrances, and (ii) the Shareholder has the sole right to vote the Shares, with no restrictions, limitations, or qualifications on the Shareholder’s rights of disposition pertaining to the Shares, except as provided herein. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than (i) the Shares and (ii) the number of options, Company Warrants, restricted stock awards, or other rights to acquire any additional shares of Company Voting Common Stock or any security exercisable for or convertible into shares of Company Voting Common Stock, if any, set forth on Appendix A under the heading “Total number of Options” (collectively, the “Options”).

(b)    Other than pursuant to this Agreement or with Parent’s prior written consent, from the date hereof through and including the Expiration Date, the Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option, or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Shares or Options to any person (other than pursuant to the First-Step Merger), or (ii) enter into any voting arrangement, whether by proxy, voting agreement, or otherwise, with respect to any Shares, and shall not commit or agree to take any of the foregoing actions. The Shareholder shall not, nor shall the Shareholder permit any entity under the Shareholder’s control to, deposit any Shares in a voting trust. This Section 3(b) shall not prohibit a Transfer of the Shares or the Options by the Shareholder (i) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, or upon the death of the Shareholder, provided, that a Transfer referred to in this paragraph shall be permitted if, as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement or (ii) by operation of law, in which case this Agreement shall bind each transferee. Any Transfer in violation of the terms of this Section 3(b) shall be void and of no effect.

(c)    The Shareholder has full power and authority (and, if the Shareholder is an individual, legal capacity) to execute and deliver this Agreement, to perform its obligations hereunder, and to vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity), except, in each case, as otherwise disclosed on Appendix A.

(d)    This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions. The execution and delivery of this Agreement by the Shareholder does not, and the performance of the Shareholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate, or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are or will be bound or affected, or any Law to which the Shareholder is subject or bound, or, in the event that the Shareholder is not a natural person, any charter, bylaw, trust agreement, or other organizational document (each as amended from time to time) of the Shareholder.

(e)    No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Appendix A. If the Shareholder is married and the Shares constitute community property, or spousal approval is otherwise necessary for the Shareholder to enter into and perform his

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or her obligations under this Agreement or for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed, and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms.

(f)    The Shareholder is an executive officer, director, or founder of the Company or Company Bank, or a family member of any of the foregoing, and/or a holder of at least five percent (5%) of the outstanding shares of Company Voting Common Stock.

4.    Further Assurances. The Shareholder hereby covenants and agrees to (a) execute and deliver any additional documents, certificates, agreements, and instruments, and to take such other actions, as may be reasonably requested by Parent to carry out the purpose and intent of this Agreement and (b) notify Parent promptly of any additional shares of capital stock of the Company of which the Shareholder becomes the record or beneficial owner after the date of this Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent to publish and disclose in any public announcement, disclosure required by the SEC or by applicable Law, or the Proxy Statement (and, if applicable, the Form S-4), the Shareholder’s identity and ownership of the Shares, the nature of the Shareholder’s obligations under this Agreement, and any other information that Parent reasonably determines is required to be disclosed in connection with the First-Step Merger and the transactions contemplated by the Merger Agreement, (b) agrees to promptly give to Parent any information Parent may reasonably require for the preparation of any such disclosure documents, and (c) agrees to promptly notify Parent of any required corrections or supplements with respect to any information supplied by the Shareholder, if and to the extent that such information shall have become false or misleading in any material respect or shall omit any material fact necessary to make such information, in light of the circumstances under which it is given, not misleading.

5.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, that (a) Section 6 shall survive the termination of this Agreement, and (b) the termination of this Agreement shall not relieve the Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

6.    Miscellaneous.

(a)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(b)    Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including the Shareholder’s estate and heirs upon the death of the Shareholder; provided, that, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

(c)    Waiver, Amendment, and Modification. Any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision by a written instrument signed by or on behalf of such party, or (ii) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

(d)    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

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COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (ii) EACH PARTY HERETO (A) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, AND (C) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(d).

(e)    Specific Performance; Injunctive Relief. The parties acknowledge that Parent may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of any of the covenants or agreements of the Shareholder set forth in this Agreement. Therefore, the Shareholder hereby agrees that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking.

(f)    Notices. All notices, requests, and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, faxed (with confirmation of receipt), emailed (with confirmation of receipt), or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

(i)    If to the Shareholder, at the address set forth below the Shareholder’s signature on the signature page hereto.

(ii)    If to Parent, at:

Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556
Attention:	Maria A. Grasso, Senior Executive Vice President
Facsimile:	(516) 358 - 5224
Email:	mgrasso@flushingbank.com

(iii)    If to the Company, at:

Empire Bancorp, Inc.
1707 Veterans Highway
Islandia, NY 11749
Attention:	Douglas C. Manditch
Facsimile:	(631) 232-2670
Email:	dmanditch@empirenb.com

(g)    Governing Law, Jurisdiction, and Venue. This Agreement shall be governed by the Laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law). Each party agrees that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the federal or state courts located in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or

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hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. The parties hereby agree that (i) mailing of process or other papers in connection with any such suit, action, or proceeding in the manner provided in Section 6(f) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, and (ii) final judgment in any such suit, action, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(h)    Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart.

(j)    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

(k)    Effect of Headings. The section headings herein are for convenience only and shall not affect in any way the construction or interpretation of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their respective duly authorized officers or by a duly authorized representative or individually, as applicable, all as of the day and year first above written.

EMPIRE BANCORP, INC.

By:
Name:
Title:

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

PATRIOT FINANCIAL PARTNERS II, L.P.

By:
Name:
Title:

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:
Name:
Title:

Address:
Attention:
Fax Number:

[Voting Agreement Signature Page]

APPENDIX A

Shareholder Name:

Total number of shares of Company Voting Common Stock subject to this Agreement:

Total number of Options:

Exceptions to Representations:

EXHIBIT B

AGREEMENT AND PLAN OF BANK MERGER

AGREEMENT AND PLAN OF BANK MERGER (this “Agreement”), dated as of October 24, 2019, by and between FLUSHING BANK (“Parent Bank”), a New York state-chartered bank, and EMPIRE NATIONAL BANK (“Company Bank”), a national banking association.

WHEREAS, Company Bank is a wholly owned subsidiary of Empire Bancorp, Inc., a New York corporation (the “Company”);

WHEREAS, Parent Bank is a wholly owned subsidiary of Flushing Financial Corporation, a Delaware corporation (“Parent”);

WHEREAS, Parent, Lighthouse Acquisition Co., Inc. (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Holding Companies Merger Agreement”), pursuant to which Merger Sub will merge with and into Company, with Company as the surviving entity, and then the Company will merge with and into Parent, with Parent as the surviving entity (collectively, the “Holding Companies Merger”);

WHEREAS, each of the Boards of Directors of Company Bank and Parent Bank has approved, and has deemed it advisable and in the best interests of its respective shareholder to consummate, the business combination transaction provided for herein, in which Company Bank would merge with and into Parent Bank (the “Bank Merger”), with Parent Bank as the surviving entity (the “Surviving Bank”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE BANK MERGER

1.1    The Bank Merger. Subject to the terms and conditions of this Agreement and in accordance with the applicable laws and regulations of the State of New York, at the Effective Time (as that term is defined below), Company Bank will merge with and into Parent Bank, with Parent Bank being the surviving entity, pursuant to the provisions of, and with the effect provided in, Sections 136, 136-b and 136-c of the New York Banking Law (the “NYBL”) and 12 U.S.C. §§ 214a and 214b. The Surviving Bank shall continue its corporate existence under the laws of the State of New York. The name of the Surviving Bank shall be “Flushing Bank”.

1.2    Closing; Effective Time. The closing of the Bank Merger will take place immediately following the satisfaction of the conditions set forth in Article IV (the date on which such closing takes place, the “Closing Date”). The closing shall occur at such place as is agreed to by the parties hereto. The Bank Merger shall become effective upon the later of (i) the filing by the Superintendent of Financial Services (the “Superintendent”) of this Agreement in the office of the Superintendent and (ii) the consummation of the Holding Companies Merger. The term “Effective Time” as used herein shall mean the date and time when the Bank Merger becomes effective, as specified in the certificate of effectiveness issued by the New York State Department of Financial Services.

1.3    Effects of the Bank Merger.

(a)    At the Effective Time, (i) the separate existence of Company Bank shall cease and Company Bank shall be merged with and into Parent Bank in accordance with the provisions of and with the effect provided in Sections 136, 136-b and 136-c of the NYBL and 12 U.S.C. §§ 214a and 214b; (ii) all of the property (real, personal and mixed), rights, powers, duties and obligations of Company Bank shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations; (iii) the Certificate of Incorporation of Parent Bank as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Bank, until altered, amended or repealed in accordance with its terms and applicable law; (iv) the Bylaws of Parent Bank as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law; and (v) the authorized capital stock of the Surviving Bank shall be as set forth in the Certificate of Incorporation of Parent Bank immediately prior to the Effective Time.

(b)    After the Effective Time, the Surviving Bank shall continue to operate each of the branches of Company Bank existing as of the Effective Time at the officially designated address of each such branch, subject to the opening or closing of any offices which may be authorized by the Surviving Bank and applicable regulatory authorities.

(c)    After the Effective Time, the Surviving Bank will continue to issue deposit accounts on the same basis as immediately prior to the Effective Time.

1.4    Principal Office. The principal office and headquarters of the Surviving Bank shall be at 260E RXR Plaza, Uniondale, New York, 11556.

1.5    Directors and Executive Officers. Upon consummation of the Bank Merger, until changed in accordance with the Certificate of Incorporation and Bylaws of the Surviving Bank, the directors of the Surviving Bank shall consist of those persons who are the directors of Parent Bank immediately prior to the Effective Time and Mr. Douglas C. Manditch, a current director of Company Bank. The directors of the Surviving Bank shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Bank.

ARTICLE II

EFFECT OF THE BANK MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT BANKS

2.1    Effect on Parent Bank Capital Stock. At the Effective Time, each share of Parent Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

2.2    Effect on Company Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any shares of common stock, par value $1.00 per share, or preferred stock, no par value, of Company Bank (the “Company Bank Capital Stock”), all issued and outstanding shares of Company Bank Capital Stock and all shares of Company Bank Capital Stock that are owned by Company Bank as treasury stock shall be canceled and retired and shall cease to exist and no stock of Parent Bank or other consideration shall be delivered in exchange therefor.

ARTICLE III

COVENANTS

3.1    Covenants of Parent Bank and Company Bank. During the period from the date of this Agreement and continuing until the Effective Time, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

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ARTICLE IV

CONDITIONS PRECEDENT

4.1    Conditions to Each Party’s Obligation to Effect the Bank Merger. The respective obligations of each party to effect the Bank Merger shall be subject to the following conditions: (i) all requisite regulatory approvals relating to the Bank Merger shall have been obtained and such approvals shall continue to be in full force and effect, (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect, (iii) this Agreement and the Bank Merger shall have been approved by the sole shareholder of each of Parent Bank and Company Bank, and (iv) the Holding Companies Merger shall have been consummated in accordance with the terms and conditions of the Holding Companies Merger Agreement.

ARTICLE V

TERMINATION AND AGREEMENT

5.1    Termination. This Agreement shall terminate automatically without any action by the parties hereto if the Holding Companies Merger Agreement is validly terminated for any reason whatsoever. This Agreement may also be terminated at any time prior to the Effective Time by an instrument executed by each of Parent Bank and Company Bank.

5.2    Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

6.1    Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

6.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or one day after being mailed by a national overnight carrier with proof of delivery to:

(a)	in the case of Parent Bank:

Flushing Bank

220 RXR Plaza

Uniondale, NY 11556

Attention: John R. Buran

Email: john.buran@flushingbank.com

With a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Attention: Robert C. Azarow

Email: robert.azarow@arnoldporter.com

and

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(b)	in the case of Company Bank, to:

Empire National Bank

1707 Veterans Highway

Islandia, NY 11749

Attention: Douglas C. Manditch

Email: dmanditch@empirenb.com

With a copy (which shall not constitute notice) to:

Fenimore, Kay, Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701

Attention: Geoffrey S. Kay

Email: gkay@fkhpartners.com

6.3    Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including”, are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 24, 2019.

6.4    Counterparts. This Agreement may be executed in counterparts, which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

6.5    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.6    Governing Law. This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law).

6.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.7 shall be null and void.

[Signature Page Follows]

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IN WITNESS WHEREOF, Parent Bank and Company Bank have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth above.

EMPIRE NATIONAL BANK

By:
Name:	Douglas C. Manditch
Title:	Chairman and
Chief Executive Officer

FLUSHING BANK

By:
Name:	John R. Buran
Title:	President and
Chief Executive Officer

[Signature Page to Agreement and Plan of Bank Merger]

Exhibit 10.1

Execution Version

FLUSHING FINANCIAL CORPORATION

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (“Agreement”) dated as of October 24, 2019 by and between Flushing Financial Corporation, a Delaware corporation having its executive offices at 220 RXR Plaza, Uniondale, New York 11556 (the “Holding Company”), and Thomas M. Buonaiuto (“Officer”), to become effective upon, and expressly subject to, the Closing (as hereinafter defined).

W I T N E S S E T H:

WHEREAS, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Empire Bancorp, Inc., a New York corporation (“Empire”), Lighthouse Acquisition Co., Inc., a New York corporation and a special-purpose, wholly owned subsidiary of the Holding Company (the “Merger Sub”), and the Holding Company, dated as of October 24, 2019 (the “Merger Agreement”), Merger Sub will merge with and into Empire, and immediately thereafter, Empire will merge with and into the Holding Company, with the Holding Company being the surviving corporation;

WHEREAS, the Officer is an employee of Empire and currently serves as its President, Chief Operating Officer and Assistant Secretary;

WHEREAS, the Holding Company considers the availability of the Officer’s services to be important to the successful management and conduct of the Holding Company’s business and desires to secure for itself the availability of his services;

WHEREAS, for purposes of securing for the Holding Company the Officer’s services, the Board of Directors of the Holding Company (“Board”) has authorized the proper officers of the Holding Company to enter into an employment agreement with the Officer on the terms and conditions set forth herein, expressly contingent upon and subject to the closing of the transactions contemplated by the Merger Agreement (the “Closing”); and

WHEREAS, the Officer is willing to make his services available to the Holding Company on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations hereinafter set forth, the Holding Company and the Officer hereby agree as follows:

Section 1. Employment.

The Holding Company hereby agrees to employ the Officer, and the Officer hereby agrees to accept such employment, during the period and upon the terms and conditions set forth in this Agreement.

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Section 2. Employment Period.

(a)    Except as otherwise provided in this Agreement to the contrary, the terms and conditions of this Agreement shall be and remain in effect during the period of employment (“Employment Period”) established under this section 2. The Employment Period under this Employment Agreement shall be for a term commencing on the Closing and ending on November 21, 2022, plus such extensions as are provided pursuant to section 2(b) of this Agreement. In any event, this Agreement shall terminate and be null and void, without any further action of either party hereto, immediately upon the termination of the Merger Agreement in accordance with its terms.

(b)    On or as of July 1, 2021 (or, if later, the first July 1 which is at least one year after the Closing), and on or as of each July 1 thereafter, the Employment Period shall be extended for one additional year if and only if the Board shall have authorized the extension of the Employment Period prior to July 1 of such year and the Officer shall not have notified the Holding Company prior to July 1 of such year that the Employment Period shall not be so extended. If the Board shall not have authorized the extension of the Employment Period prior to July 1 of any such year, or if the Officer shall have given notice of nonextension to the Holding Company prior to July 1 of such year, then the Employment Period shall not be extended pursuant to this section 2(b) at any time thereafter and shall end on the last day of its term as then in effect.

(c)    Upon the termination of the Officer’s employment with the Holding Company, the extensions provided pursuant to section 2(b) shall cease (if such extensions have not previously ceased).

Section 3. Title and Duties.

(a)    On the date on which the Employment Period commences, the Officer shall hold the position of Senior Executive Vice President with such powers and duties as may be assigned by the Holding Company from time to time. During the Employment Period, the Officer shall: (a) devote his full business time and attention (other than during weekends, holidays, vacation periods and periods of illness or approved leaves of absence) to the business and affairs of the Holding Company and its subsidiaries and use his best efforts to advance the interests of the Holding Company and its subsidiaries, including reasonable periods of service as an officer and/or board member of trade associations, their related entities and charitable organizations; and (b) perform such reasonable additional duties as may be assigned to him by or under the authority of the Board. The Officer shall also serve, for no additional compensation other than the compensation provided in this Agreement, as a Senior Executive Vice President of Flushing Bank (the “Bank”) and in such additional positions with subsidiaries of the Holding Company to which he may be appointed. The Officer shall have such authority as is necessary or appropriate to carry out his duties under this Agreement.

(b)    Upon the termination of the Officer’s employment with the Holding Company for any reason, the Officer shall be deemed to have resigned from all positions that the Officer holds as an officer of the Holding Company, the Bank or any of their respective affiliates, and the Officer agrees to sign any documents reasonably requested by the Holding Company to confirm or effectuate the foregoing.

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Section 4. Compensation.

In consideration for services rendered by the Officer under this Agreement:

(a)    The Holding Company shall pay to the Officer a salary at an annual rate equal to the greater of (i) $404,000 or (ii) such higher annual rate as may be prescribed by or under the authority of the Board (the “Current Salary”). The Officer will undergo an annual salary and performance review on or about January 1 of each year commencing in 2021, and such salary may be increased, but not decreased. The Current Salary payable under this section 4 shall be paid in approximately equal installments in accordance with the Holding Company’s customary payroll practices.

(b)    Notwithstanding anything to the contrary in the Holding Company’s Annual Incentive Plan for Executives and Senior Officers (the “AIP”), for calendar years 2020 and 2021 the Officer shall not be eligible to participate in the AIP, and the Officer’s bonus for each such year shall instead be at a minimum equivalent to $120,000, subject to the Officer’s continued employment with the Holding Company through the date of payment of each such bonus. In addition, the Officer shall be eligible to participate in an incremental target incentive opportunity for each of calendar years 2020 and 2021, as may be established by the Board, subject to (i) the achievement, as determined by the Board, of certain performance metrics to be established and approved by the Board on an annual basis and (ii) the Officer’s continued employment with the Holding Company through the date of payment of each such incremental target incentive. Thereafter, the Officer shall be eligible to participate in any bonus plan maintained by the Holding Company for its officers and employees.

Section 5. Employee Benefits and Other Compensation.

(a)    The Officer shall, during the Employment Period, be entitled to participate in and receive benefits under the Holding Company’s and the Bank’s employee benefit plans and programs, as well as such other compensation plans or programs (whether or not employee benefit plans or programs), as the Holding Company or the Bank may maintain from time to time, in accordance with the terms and conditions of such employee benefit plans and programs and compensation plans and programs and in accordance with the Holding Company’s or Bank’s customary practices.

(b)    During the Employment Period, the Holding Company shall provide the Officer with a suitable automobile for use in the performance of the Officer’s duties hereunder and shall reimburse the Officer for all expenses incurred in connection therewith in accordance with Holding Company policies (but in no event later than the last day of the calendar year next following the calendar year in which the expenses were incurred).

(c)    The Officer shall be entitled, without loss of pay, to vacation time in accordance with the policies periodically established by the Board for senior management officials of the Holding Company, which shall in no event be less than four weeks in each

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calendar year. Except as provided in section 7(b), the Officer shall not be entitled to receive any additional compensation from the Holding Company on account of his failure to take a vacation, nor shall he be entitled to accumulate unused vacation from one calendar year to the next except to the extent authorized by the Board for senior management officials of the Holding Company.

Section 6. Working Facilities and Expenses.

The Officer’s principal place of employment shall be at the offices of the Holding Company in Nassau County, New York or at such other location upon which the Holding Company and the Officer may mutually agree. The Holding Company shall provide the Officer, at his principal place of employment, with a private office, secretarial services and other support services and facilities consistent with his position with the Holding Company and necessary or appropriate in connection with the performance of his duties under this Agreement. The Holding Company shall reimburse the Officer for his ordinary and necessary business expenses, including, without limitation, travel and entertainment expenses, incurred in connection with the performance of his duties under this Agreement, upon presentation to the Holding Company of an itemized account of such expenses in such form as the Holding Company may reasonably require. Such reimbursements shall be made in accordance with Holding Company policies (but in no event later than the last day of the calendar year next following the calendar year in which the expenses were incurred).

Section 7. Termination with Holding Company Liability.

(a)    In the event that the Officer’s employment with the Holding Company shall terminate during the Employment Period on account of:

(i)    the Officer’s voluntary resignation from employment with the Holding Company within one year following an event that constitutes “Good Reason,” which is defined as:

(A)    the failure of the Holding Company to elect or reelect the Officer to serve as a Senior Executive Vice President;

(B)    the failure of the Holding Company to maintain the Officer’s principal place of employment at its offices in Nassau County, New York or at such other location upon which the Holding Company and the Officer may mutually agree;

(C)    the failure of the Board to extend the Employment Period within the times provided in section 2(b); provided, however, that such failure shall not constitute Good Reason until the earlier of 30 days after any determination by the Board that the Employment Period shall not be so extended or August 1 of such year;

(D)    the failure of the Holding Company to cure a material breach of this Agreement by the Holding Company within sixty days following written notice thereof from the Officer; or

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(E)    after a Change of Control (as defined in section 10), the failure of any successor company to the Holding Company to assume this Agreement; or

(ii)    the discharge of the Officer by the Holding Company for any reason other than (A) for “Cause” as defined in section 8(b) of this Agreement or (B) the Officer’s death or “Disability” as defined in section 9(a) of this Agreement;

then the Holding Company shall provide the benefits and pay to the Officer as liquidated damages the amounts provided for under section 7(b).

(b)    Upon the termination of the Officer’s employment with the Holding Company under circumstances described in section 7(a), the Holding Company shall pay and provide to the Officer:

(i)    his earned but unpaid Current Salary as of the date of termination, plus an amount representing any accrued but unpaid vacation time and floating holidays, which amounts shall be paid within thirty days of termination; and his earned but unpaid bonus for the year prior to the year of termination, which shall be paid at the same time as bonuses for such year are paid to active employees;

(ii)    (A) if the Officer’s termination of employment occurs after a Change of Control, a pro rata portion of his bonus for the year of termination, determined by multiplying the amount of the bonus earned by the Officer for the preceding calendar year by the number of full months of employment during the year of termination, and dividing by 12, which amount shall be paid within thirty days of termination; or (B) if the Officer’s termination of employment occurs prior to a Change of Control, a pro rata portion of his bonus for the year of termination, determined by multiplying the amount of the bonus which would have been earned by the Officer for the year of termination if he had remained in employment through the end of the year (but only to the extent of achievement of the applicable performance standards for such year) by the number of full months of employment during the year of termination, and dividing by 12, which amount shall be paid at the same time as bonuses for such year are paid to active employees;

(iii)    the benefits, if any, to which he is entitled as a former employee under the Holding Company’s employee benefit plans and programs and compensation plans and programs, which shall be paid in accordance with the terms of such plans and programs;

(iv)    continued health and welfare benefits, in addition to that provided pursuant to section 7(b)(iii), to the extent necessary to provide coverage for the Officer for the Severance Period (as defined in section 7(c)). Such benefits shall be provided through the purchase of insurance, and shall be equivalent to the health and welfare benefits (including cost-sharing percentages) provided to active employees of the Holding Company (or any successor thereof) as from time to time in effect during the Severance Period. Where the amount of such benefits is based on salary, they shall be provided to the Officer based on the highest annual rate of Current Salary achieved by

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the Officer during the Employment Period. If the Officer had dependent coverage in effect at the time of his termination of employment, he shall have the right to elect to continue such dependent coverage for the Severance Period. The benefits to be provided under this paragraph (iv) shall cease to the extent that substantially equivalent benefits are provided to the Officer (and/or his dependents) by a subsequent employer of the Officer;

(v)    if the Officer is age 55 or older at the end of the Severance Period, he shall be entitled to elect coverage for himself and his dependents under the Holding Company’s retiree medical and retiree life insurance programs. Such coverage, if elected, shall commence upon the expiration of the Severance Period, and shall continue for the life of each of the Officer and his spouse and for so long as any other of his covered dependents remain eligible. The coverage and cost-sharing percentage of the Officer and his dependents under such programs shall be those in effect under such programs on the date of the Officer’s termination of employment with the Holding Company, and shall not be adversely modified without the Officer’s written consent; and

(vi)    a cash lump sum payment in an amount equal to the Current Salary and bonus that the Officer would have earned pursuant to sections 4(a) and 4(b), respectively, if he had continued working for the Holding Company for the Severance Period (basing such bonus on the average bonus, if any, paid to the Officer by the Holding Company under section 4(b) of this Agreement for the three most recent calendar years ended prior to the date of termination, or total calendar years of employment prior to the date of termination if fewer than three years).

The amount payable pursuant to clause (vi) of this Section 7(b) is contingent on the execution by the Officer within 45 days following termination of employment of a general release (and the expiration of any applicable revocation period) in such form as may be provided by the Holding Company and will be paid on the 60th day following termination of employment. Benefits under clauses (iv) and (v) of this Section 7(b) will be continued immediately following termination of employment but will cease if the Officer does not sign the release within 45 days of termination (or revokes the release during any applicable revocation period). The lump sum payable pursuant to clause (vi) of this section 7(b) is to be paid in lieu of all other payments of Current Salary and bonus provided for under this Agreement relating to the period following any such termination and shall be payable without proof of damages and without regard to the Officer’s efforts, if any, to mitigate damages. The Holding Company and the Officer hereby stipulate that the damages which may be incurred by the Officer following any such termination of employment are not capable of accurate measurement as of the date first above written and that the payments and benefits provided under this section 7(b) are reasonable under the circumstances as a combination of liquidated damages and severance benefits. The Officer shall not be entitled to any payment under this Agreement to make up for benefits that would have been earned under any of the Bank’s employee benefit or compensation plans or programs had he continued working for the Holding Company for the Severance Period.

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(c)    For purposes of this section 7, the Severance Period means a period of 24 months.

Section 8. Other Terminations.

(a)    In the event that the Officer’s employment with the Holding Company shall terminate during the Employment Period on account of:

(i)	the discharge of the Officer by the Holding Company for Cause; or

(ii)	the Officer’s voluntary resignation from employment with the Holding Company for reasons other than those constituting a Good Reason;

then the Holding Company shall have no further obligations under this Agreement, other than (A) the payment to the Officer of his earned but unpaid Current Salary as of the date of the termination of his employment, which amounts shall be paid within thirty days of termination; and (B) the provision of such other benefits, if any, to which he is entitled as a former employee under the Holding Company’s employee benefit plans and programs and compensation plans and programs, which shall be paid in accordance with the terms of such plans and programs.

(b)    For purposes of this Agreement, the term “Cause” means the Officer’s (i) willful failure to perform his duties under this Agreement and failure to cure such failure within sixty days following written notice thereof from the Holding Company, or (ii) intentional engagement in dishonest conduct in connection with his performance of services for the Holding Company or its subsidiaries or conviction of a felony.

Section 9. Disability or Death.

(a)    The Officer’s employment with the Holding Company may be terminated for “Disability” if the Officer shall become disabled or incapacitated during the Employment Period to the extent that he has been unable to perform the essential functions of his employment for 270 consecutive days, subject to the Officer’s right to receive from the Holding Company following his termination due to Disability the following percentages of his Current Salary under section 4 of this Agreement: 100% for the first six months, 75% for the next six months and 60% thereafter for the remaining term of the Employment Period (less in each case any benefits which may be payable to the Officer under the provisions of disability insurance coverage in effect for Holding Company employees), which shall be paid in accordance with the Holding Company’s customary payroll practices. In addition, the Officer shall receive a cash lump sum equal to his earned but unpaid bonus for the year prior to the year of termination, which shall be paid at the same time as bonuses for such year are paid to active employees.

(b)    In the event that the Officer’s employment with the Holding Company shall terminate during the Employment Period on account of death, the Holding Company shall promptly (but in any event within ninety days of the date of death) pay the Officer’s designated beneficiaries or, failing any designation, his estate a cash lump sum payment equal to his earned but unpaid Current Salary. In addition, the Holding Company shall pay the Officer’s designated

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beneficiaries or, failing any designation, his estate his earned but unpaid bonus for the year prior to the year of termination, which shall be paid at the same time as bonuses for such year are paid to active employees.

(c)    In the event of the Officer’s termination of employment on account of death or Disability prior to a Change of Control, the Compensation Committee of the Holding Company may, in its sole discretion, award the Officer a bonus for the year of termination, in an amount determined by such Committee either at the time of termination of employment or at the time bonuses to active employees are awarded, in which case the Holding Company shall pay such bonus to the Officer or, in the event of death, his designated beneficiaries or estate, as the case may be, promptly (but in any event within thirty days) after it is awarded. In the event of the Officer’s termination of employment on account of death or Disability after a Change of Control, the Holding Company shall promptly (but in any event within thirty days after termination) pay the Officer or, in the event of death, his designated beneficiaries or estate, as the case may be, a pro rata portion of his bonus for the year of termination, determined by multiplying the amount of the bonus earned by the Officer for the preceding calendar year by the number of full months of employment during the year of termination, and dividing by 12.

Section 10. Change of Control.

For purposes of this Agreement, the term “Change of Control” means:

(a)    the acquisition of all or substantially all of the assets of the Bank or the Holding Company by any person or entity, or by any persons or entities acting in concert;

(b)    the occurrence of any event if, immediately following such event, a majority of the members of the Board of Directors of the Bank or the Holding Company or of any successor corporation shall consist of persons other than Current Members (for these purposes, a “Current Member” shall mean any member of the Board of Directors of the Bank or the Holding Company as of the date of this Agreement and any successor of a Current Member whose nomination or election has been approved by a majority of the Current Members then on the Board of Directors);

(c)    the acquisition of beneficial ownership, directly or indirectly (as provided in Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), or any successor rule), of 25% or more of the total combined voting power of all classes of stock of the Bank or the Holding Company by any person or group deemed a person under Section 13(d)(3) of the Act; or

(d)    the consummation of a merger or consolidation of the Bank or the Holding Company with another corporation where the stockholders of the Bank or the Holding Company, immediately prior to the merger or consolidation, would not beneficially own, directly or indirectly, immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of the total combined voting power of all classes of stock of the surviving corporation.

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Section 11. Excise Tax.

The Officer shall bear all expense of, and be solely responsible for, any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any similar tax that may hereafter be imposed (such excise tax being the “Excise Tax” and such code being the “Code”); provided, however, that any payment or benefit received or to be received by the Officer (whether payable under the terms of this Agreement or any other plan, arrangement or agreement with the Holding Company or its subsidiaries) (collectively, the “Payments”) that would constitute a “parachute payment” within the meaning of Section 280G of the Code, shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax but only if, by reason of such reduction, the net after-tax benefit received by the Officer exceeds the net after-tax benefit that would be received by the Officer if no such reduction was made.

The “net after-tax benefit” shall mean (a) the Payments the Officer receives or is then entitled to receive from the Holding Company or its subsidiaries that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (b) the amount of all federal, state and local income and employment taxes payable by the Officer with respect to the foregoing calculated at the highest marginal income tax rate for each year in which the foregoing shall be paid to the Officer (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (c) the amount of Excise Tax imposed with respect to the payments and benefits described in the preceding paragraph.

Notwithstanding the foregoing, the Officer acknowledges and agrees that any parachute payments which the Officer receives or is entitled to receive in connection with the acquisition of his previous employer by the Holding Company shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax.

Section 12.    Restrictive Covenants.

(a)    The Officer agrees that at all times during his employment and for a period of one year thereafter, the Officer will not, directly or indirectly, (i) solicit for employment, recruit or hire, either as an employee or a consultant, any employee, consultant or independent contractor of the Holding Company (such term to include all predecessor institutions, including the Officer’s previous employer, for all purposes of this section 12) or any of its subsidiaries who was an employee, consultant or independent contractor of the Holding Company or any of its subsidiaries at any time during the 12 months preceding or following the Officer’s termination of employment, (ii) induce or attempt to induce any employee, consultant or independent contractor of the Holding Company or any of its subsidiaries who was an employee, consultant or independent contractor of the Holding Company or any of its subsidiaries at any time during the 12 months preceding or following the Officer’s termination of employment, to terminate his employment with, or otherwise cease his relationship with, the Holding Company or its subsidiaries, or (iii) solicit, interfere with, divert or take away or attempt to interfere with, divert or take away, the business or patronage of (A) any of the clients, customers or accounts of the Holding Company or any of its subsidiaries at the time of the Officer’s termination of employment, or (B) prospective clients, customers or accounts of the Holding Company or any of its subsidiaries at any time during the 12 months preceding the Officer’s termination of employment the solicitation of which the Officer had knowledge at the time of his termination of employment.

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(b)    The Officer acknowledges that in connection with the acquisition of his previous employer by the Holding Company and in connection with the performance of his duties under this Agreement, the Officer may have learned and/or may learn confidential or proprietary information about the Holding Company and its subsidiaries or third parties. Confidential or proprietary information includes, among other things, any nonpublic information concerning the Holding Company or its subsidiaries, including their respective business, financial performance, marketing or strategic plans, customers, and product pricing information, as well as any nonpublic information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed (collectively, “Confidential Information”). The Officer agrees that at all times during his employment and thereafter, the Officer shall not disclose any Confidential Information, including any Confidential Information he may have acquired prior to the date of this Agreement, to others outside of the Holding Company or its subsidiaries or use such information for his own or someone else’s benefit. The Officer agrees that such Confidential Information may be disclosed within the Holding Company or its subsidiaries only to those individuals who need the information to carry out their business responsibilities. The Officer acknowledges that he is hereby notified, in accordance with the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1833(b), that: (i) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (iii) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret except pursuant to court order.

(c)    While employed by the Holding Company and for a period of seven (7) years thereafter, the Officer shall not, directly or indirectly, make or publish any disparaging statements (whether written or oral) regarding the Holding Company or its subsidiaries, or the affiliates, directors, officers, agents, principal stockholders or customers of any of them. Notwithstanding the foregoing, the Officer shall not be prohibited from making any truthful statements in connection with any court proceedings.

(d)    The Officer acknowledges and agrees that the restrictions contained in this section 12 are reasonable and necessary protection of the immediate interests of the Holding Company, and any violation of these restrictions would cause substantial injury to the Holding Company and that the Holding Company would not have entered into this Agreement without receiving the protective covenants contained in this section 12. In the event of a breach or a threatened breach by the Officer of these restrictions, the Holding Company will be entitled to an injunction restraining the Officer from such breach or threatened breach (without the necessity of

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providing the inadequacy as a remedy of money damages or the posting of bond); provided, however, that the right to injunctive relief will not be construed as prohibiting the Holding Company from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

Section 13. No Effect on Employee Benefit Plans or Compensation Programs.

Except as expressly provided in this Agreement, the termination of the Officer’s employment during the term of this Agreement or thereafter, whether by the Holding Company or by the Officer, shall have no effect on the rights and obligations of the parties hereto under the Holding Company’s employee benefit plans or programs or compensation plans or programs (whether or not employee benefit plans or programs) that the Holding Company may maintain from time to time.

Section 14. Successors and Assigns.

This Agreement will inure to the benefit of and be binding upon the Officer, his legal representatives and estate or intestate distributees, and the Holding Company and its successors and assigns, including any successor by merger or consolidation or a statutory receiver or any other person or firm or corporation to which all or substantially all of the assets and business of the Holding Company may be sold or otherwise transferred.

Section 15. Notices.

Any communication to a party required or permitted under this Agreement, including any notice, direction, designation, consent, instruction, objection or waiver, shall be in writing and shall be deemed to have been given at such time as it is delivered personally, or five days after mailing if mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to such party at the address listed below or at such other address as one such party may by written notice specify to the other party:

If to the Officer, at his residence address most recently filed with the Company.

If to the Holding Company:

Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556

Attention: Corporate Secretary

Section 16. Severability.

A determination that any provision of this Agreement is invalid or unenforceable shall not affect the validity or enforceability of any other provision hereof.

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Section 17. Waiver.

Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant, or condition. A waiver of any provision of this Agreement must be made in writing, designated as a waiver, and signed by the party against whom its enforcement is sought. Any waiver or relinquishment of any right or power hereunder at any one or more times shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

Section 18. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 19. Governing Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without reference to conflicts of law principles.

Section 20. Headings.

The headings of sections in this Agreement are for convenience of reference only and are not intended to qualify the meaning of any section. Any reference to a section number shall refer to a section of this Agreement, unless otherwise stated.

Section 21. Entire Agreement; Modifications.

This instrument contains the entire agreement of the parties relating to the subject matter hereof and supersedes in its entirety (i) any and all prior agreements, understandings or representations relating to the subject matter hereof by and between the Holding Company and the Officer, and (ii) any and all prior agreements by and between the Officer and his previous employer relating to his employment with such previous employer. No modifications of this Agreement shall be valid unless made in writing and signed by the parties hereto.

Section 22. Funding.

The Holding Company may elect in its sole discretion to fund all or part of its obligations to the Officer under this Agreement; provided, however, that should it elect to do so, all assets acquired by the Holding Company to fund its obligations shall be part of the general assets of the Holding Company and shall be subject to all claims of the Holding Company’s creditors.

Section 23. Required Regulatory Provisions.

Notwithstanding any other provision of this Agreement to the contrary, any payments made to the Officer pursuant to this Agreement or otherwise are subject to and conditioned upon their compliance with 12 U.S.C. section 1828(k) and any regulations promulgated thereunder.

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Section 24.     Indemnification

The Holding Company shall indemnify the Officer to the full extent permitted by applicable law with respect to the services performed by him under this Agreement in accordance with the terms of the Holding Company’s charter and By-Laws and any indemnity agreement to which the Bank, the Holding Company and the Officer may become parties.

Section 25.    Compliance with Section 409A

(a)    Notwithstanding the provisions of sections 7, 8 and 9, if the Officer is a specified employee within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), as determined by the Board in accordance with the election made by the Holding Company for determining specified employees, any amounts payable under sections 7, 8 or 9 (and any other payments to which the Officer may be entitled) which constitute “deferred compensation” within the meaning of Section 409A and which are otherwise scheduled to be paid during the first six months following the Officer’s termination of employment (other than any payments that are permitted under Section 409A to be paid within six months following termination of employment of a specified employee) shall be suspended until the six-month anniversary of the Officer’s termination of employment (or the Officer’s death if sooner), at which time all payments that were suspended shall be paid to the Officer (or his estate) in a lump sum, together with interest on each suspended payment at the prime rate (as reported in the Wall Street Journal) from the date of suspension to the date of payment.

(b)    Payment or reimbursement of each of the business expense payments or other reimbursements called for by this Agreement with respect to any calendar year shall not affect the amount eligible for payment or reimbursement in any other calendar year, and such payments and reimbursements may not be exchanged for cash or another benefit.

(c)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A).

(d)    For purposes of Section 409A, each payment under sections 7, 8 or 9 (and each other severance plan payment, if any) will be treated as a separate payment.

(e)    It is intended that this Agreement comply with the provisions of Section 409A and the regulations and guidance of general applicability issued thereunder so as to not subject the Officer to the payment of additional interest and taxes under Section 409A, and in furtherance of this intent, this Agreement shall be interpreted, operated and administered in a manner consistent with these intentions.

(f)    The Officer shall be solely responsible for any taxes that may be imposed under Section 409A with respect to any payments under this Agreement or under any agreement with his previous employer.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have signed this Agreement as of the day and year first above written.

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name:	John R. Buran
Title:	President and Chief Executive Officer

/s/Thomas M. Buonaiuto
Thomas M. Buonaiuto

[Signature Page to Employment Agreement - Thomas M. Buonaiuto]

Exhibit 10.2

Execution Version

CONSULTING AGREEMENT

Agreement dated as of October 24, 2019 between Flushing Bank (the “Bank”), and Douglas C. Manditch (“Consultant”), to become effective upon, and expressly subject to, the Closing (as hereinafter defined).

W I T N E S S E T H:

WHEREAS, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Empire Bancorp, Inc., a New York corporation (“Empire”), Lighthouse Acquisition Co., Inc., a New York corporation and a special-purpose, wholly owned subsidiary of Parent (the “Merger Sub”), and Flushing Financial Corporation, a Delaware corporation and the parent company to the Bank (“Parent”), dated as of October 24, 2019 (the “Merger Agreement”), Merger Sub will merge with and into Empire, and immediately thereafter, Empire will merge with and into Parent, with Parent being the surviving corporation;

WHEREAS, Consultant is an employee of Empire and currently serves as its Chief Executive Officer and Secretary, as well as Chairman of Empire’s board of directors;

WHEREAS, for purposes of securing Consultant’s services for the Bank, the Board of Directors of Parent has authorized the proper officers of the Bank to enter into a consulting agreement with Consultant on the terms and conditions set forth herein, expressly contingent upon and subject to the closing of the transactions contemplated by the Merger Agreement (the “Closing”); and

WHEREAS, Consultant is willing to make his services available to the Bank on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the above premises and the following mutual covenants and conditions, the parties agree as follows:

1.    Term. The term of this Agreement shall become effective upon the Closing and shall end on the third anniversary of the Closing, unless the Agreement is extended on terms mutually acceptable to the Bank and Consultant or terminated earlier as provided in Section 10.

2.    Services. During the term of this Agreement, the Bank shall retain Consultant as a consultant to the Bank and Consultant shall perform the services as described in Appendix A entitled “Services To Be Performed,” which is attached hereto and made a part of this Agreement.

3.    Compensation. It is anticipated that Consultant will provide consulting services to the Bank for approximately 36 months during the term of this Agreement, for which the Bank will pay Consultant a retainer of $16,666.66 per month for the period from the Closing through the third anniversary of the Closing. Consultant shall maintain accurate and complete records as to time spent in performance of services hereunder.

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4.    Expenses. Consultant shall be reimbursed for expenses reasonably and necessarily incurred by him in connection with the performance of his services under this Agreement, in accordance with the Bank’s policies and procedures applicable from time to time with respect to consultants. Consultant shall furnish the Bank with appropriate documentation required by the Internal Revenue Code and regulations thereunder or otherwise reasonably required under the Bank’s policies in connection with such expenses.

5.    Withholding Taxes. The Bank shall not withhold federal, state or local taxes with respect to the compensation payable to Consultant under this agreement, and Consultant shall bear sole responsibility for the payment of all taxes due in connection with such compensation.

6.    Independent Contractor Status. Consultant shall provide the consulting services to the Bank as an independent contractor and, as such, Consultant shall be free to exercise his own discretion and judgment in the performance of such consulting services and with respect to the time, place, method and manner of performance. Nothing contained in this Agreement or in the performance of any of the consulting services shall be construed as creating the relationship of employer and employee between the Bank and Consultant. Consultant understands that he will not be entitled to receive any insurance or other employee benefits provided by the Bank to its employees. Consultant expressly agrees that the Bank shall not be responsible for payment of, and that Consultant shall not make a claim against the Bank (or with respect to his services for the Bank under this Agreement) for, workers’ compensation, disability benefits, or unemployment insurance.

7.    Non-Compete. Consultant agrees that at all times during his consultancy with the Company (such term to include all predecessor institutions, including Consultant’s previous employer, for all purposes of this Section 7 and Section 8 below) and its subsidiaries, and for a period of one year after Consultant’s termination with the Company and its subsidiaries, Consultant will not accept employment with or perform services for, whether as an owner, employee, officer, director, independent contractor, agent, partner, advisor, or in any other capacity calling for the rendition of Consultant’s personal services, any bank that has any material operations that compete with the Company and its subsidiaries in the New York City metropolitan area; provided, however, that Consultant shall not be prohibited from owning less than two percent of any publicly traded corporation.

8.    Non-Solicit & Confidentiality Provisions. The Bank understands that Consultant agrees that at all times during his consultancy with the Company and/or its subsidiaries, and for a period of one year thereafter, Consultant will not, directly or indirectly, (i) solicit for employment, recruit or hire, or assist any other entity to solicit for employment, recruit or hire, either as an employee or a consultant, any employee, consultant or independent contractor of the Company or any of its subsidiaries who was an employee, consultant or independent contractor of the Company or any of its subsidiaries at any time during to induce, the 12 months preceding or following the termination of the consultancy, (ii) induce or attempt or assist any other entity to induce or attempt to induce, any employee, consultant or independent contractor of the Company or any of its subsidiaries who was an employee, consultant or independent contractor of the Company or any of its subsidiaries at any time during the 12 months preceding or following the termination of the consultancy period, to terminate his or her

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employment with, or otherwise cease his or her relationship with, the Company or its subsidiaries, or (iii) solicit, interfere with, divert or take away or attempt to interfere with, divert, or take away, or assist any other entity to interfere with, divert or take away the business or patronage of (A) any of the clients, customers or accounts of the Company or any of its subsidiaries who were such at the time of the termination of the consultancy and/or directorship, or (B) prospective clients, customers or accounts of the Company or any of its subsidiaries who were such at any time during the 12 months preceding the termination of the consultancy and/or directorship (the entities listed in clauses (A) and (B) above are collectively referred to herein as the (“Restricted Entities”).

Consultant acknowledges that in carrying out the business of the Company and its subsidiaries, Consultant may learn confidential or proprietary information about the Company and its subsidiaries or third parties. Confidential or proprietary information includes, among other things, any nonpublic information concerning the Company or its subsidiaries, including their respective business, financial performance, marketing or strategic plans, customers, and product pricing information, as well as any nonpublic information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed (collectively, “Confidential Information”). Consultant agrees that at all times during the consultancy period with the Company and/or its subsidiaries and thereafter, Consultant shall not disclose any Confidential Information outside of the Company or its subsidiaries or use such information for Consultant’s own or someone else’s benefit. Consultant agrees that such Confidential Information may be disclosed within the Company or its subsidiaries only to those individuals who need the information to carry out their business responsibilities. Consultant acknowledges that he is hereby notified, in accordance with the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1833(b), that: (i) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (iii) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret except pursuant to court order.

If, at any time, the provisions of this Section 8 shall be determined to be invalid or unenforceable, by reason of being vague or unreasonable as to area, duration or scope of activity, this Section 8 shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter; and Consultant agrees that this Section 8 as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

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Consultant acknowledges and agrees that the restrictions contained in this Section 8 are reasonable and necessary protection of the immediate interests of the Company, and any violation of these restrictions would cause substantial injury to the Company and that the Company would not have entered into this Agreement without receiving the protective covenants contained in this Section 8. In the event of a breach or a threatened breach by Consultant of any of the terms of this Section 8, the Company will be entitled to an injunction restraining Consultant from such breach or threatened breach (without the necessity of providing the inadequacy as a remedy of money damages or the posting of bond); provided, however, that the right to injunctive relief will not be construed as prohibiting the Company from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

9.    Termination. Consultant or the Bank may terminate this Agreement prior to the expiration of its term on 30 days’ written notice; provided, however, that this Agreement shall be terminated immediately in the event of Consultant’s death. In any event, this Agreement shall terminate and be null and void, without any further action of either party hereto, immediately upon the termination of the Merger Agreement in accordance with its terms. Any amounts due under this Agreement shall be paid promptly upon any such termination. If the Consultant fails to perform the duties under this Agreement or engages in conduct that is in violation of the Bank’s policies or if the Consultant terminates this Agreement or dies or becomes disabled, the Bank may terminate this Agreement with no liability for future payments. In the case of any other termination by the Bank, it will pay him the additional payments otherwise due under this Agreement at the time otherwise due. The provisions contained in Sections 7, 8 and 9 shall survive termination of this Agreement.

10.    Notice. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or sent by registered or certified mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of:

If to the Bank:
Flushing Bank
220 RXR Plaza
Uniondale, New York, 11556
Attention: Office of the Chief Exceutive Officer
If to Consultant:
Douglas C. Manditch
8 Alo Court
St. James, New York 11780

12.    Entire Agreement; Modifications. This Agreement together with the Confidentiality Agreement contain the entire understanding between the parties with respect to the subject matter hereof, and may not be altered, varied, revised, or amended except by an instrument in writing signed by Consultant and the Bank subsequent to the date of this Agreement.

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13.    Assignment. This Agreement is for the personal services of Consultant and shall not be assignable by Consultant.

14.    Section 409A. The parties anticipate that Consultant will not incur a “separation from service” with the Bank, within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), until the termination of Consultant’s services under this Agreement. Consultant shall bear sole responsibility for any consequences under Section 409A arising out of Consultant’s performance of services under this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, Consultant and the Bank have caused this Agreement to be executed as of the day of year first above written

FLUSHING BANK

By:	/s/ John R. Buran
Name:	John R. Buran
Title:	President and Chief Executive Officer

/s/ Douglas C. Manditch
Douglas C. Manditch, Consultant

[Signature Page to Consulting Agreement - Douglas C. Manditch]

APPENDIX A

SERVICES TO BE PERFORMED

•	Maintain contact with current Empire customers and encourage them to continue banking at Flushing Bank.

•	Introduce Flushing Executive and Senior Management to Centers of Influence and encourage them to refer business to Flushing Bank.

•	Maintain contact with existing Centers of Influence and encourage them to continue banking at Flushing Bank.

•	Encourage current Empire board members to refer or move their business to Flushing Bank.

•	Chair the Suffolk Advisory Board where the bank will invite all current Empire board members to participate.

•	Be an ambassador for Flushing Bank in the Long Island market.

Exhibit 99.1

EXHIBIT A-1

FORM OF VOTING AGREEMENT

This Voting Agreement, effective as of October     , 2019 (as amended, supplemented, or otherwise modified from time to time, this “Agreement”), is entered into by and between Flushing Financial Corporation, a Delaware corporation (“Parent”), Empire Bancorp, Inc., a New York corporation (the “Company”), and the undersigned holder of shares of Company Voting Common Stock (the “Shareholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and between the Company, Parent and Merger Sub (as amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), (i) Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement, merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger as a wholly owned subsidiary of Parent, and (ii) immediately thereafter, the Company will merge with and into Parent.

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, Parent has required the Shareholder to execute and deliver this Agreement upon the terms and conditions set forth herein.

WHEREAS, as of the date hereof, the Shareholder is the registered and beneficial owner of, and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of), such number of shares of Company Voting Common Stock as is indicated on Appendix A to this Agreement under the heading “Total number of shares of Company Voting Common Stock subject to this Agreement” (such shares, together with any other shares of Company Voting Common Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, Company Warrants or similar instruments), being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Agreement to Vote Shares.

(a)    As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

(b)    Until the Expiration Date, at every meeting of the shareholders of the Company at which the following is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the following, the Shareholder shall (i) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum, and (ii) vote (or cause to be voted) the Shares (A) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and in favor of each of the other actions contemplated by the Merger Agreement, (B) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation, warranty, or other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, and (C) against any Acquisition Proposal or any other proposal, action, agreement, or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement or this Agreement.

(c)    The Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Company, to adopt or approve the Merger Agreement or the transactions contemplated thereby, unless this Agreement shall have been terminated in accordance with its terms.

(d)    The Shareholder hereby irrevocably waives any and all rights of appraisal or rights to dissent from the First-Step Merger that the Shareholder may have, either currently or in the future, under the NYBCL or otherwise.

(e)    The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if the Shareholder holds any such office), and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (ii) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director of the Company or any of its Subsidiaries or to the Company’s shareholders or as a trustee or fiduciary of any employee benefit plan or trust of the Company.

2.    Representations, Warranties, and Covenants of the Shareholder. The Shareholder hereby represents, warrants, and covenants to Parent as follows:

(a)    Except as otherwise described in Appendix A, (i) the Shareholder is the record or beneficial owner of, and has good and valid title to, the Shares, free and clear of any and all pledges, liens, security interests, mortgages, claims, charges, restrictions, options, title defects, or encumbrances, and (ii) the Shareholder has the sole right to vote the Shares, with no restrictions, limitations, or qualifications on the Shareholder’s rights of disposition pertaining to the Shares, except as provided herein. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than (i) the Shares and (ii) the number of options, Company Warrants, restricted stock awards, or other rights to acquire any additional shares of Company Voting Common Stock or any security exercisable for or convertible into shares of Company Voting Common Stock, if any, set forth on Appendix A under the heading “Total number of Options” (collectively, the “Options”).

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(b)    Other than pursuant to this Agreement or with Parent’s prior written consent, from the date hereof through and including the Expiration Date, the Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option, or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Shares or Options to any person (other than pursuant to the First-Step Merger), or (ii) enter into any voting arrangement, whether by proxy, voting agreement, or otherwise, with respect to any Shares, and shall not commit or agree to take any of the foregoing actions. The Shareholder shall not, nor shall the Shareholder permit any entity under the Shareholder’s control to, deposit any Shares in a voting trust. This Section 2(b) shall not prohibit a Transfer of the Shares or the Options by the Shareholder (i) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, or upon the death of the Shareholder, provided, that as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement, (ii) for estate and tax planning purposes, including Transfers to relatives, trusts and charitable organizations, provided, that as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement, (iii) to the Company in connection with the vesting, award, delivery or settlement of any Company Equity Award, or (iv) by operation of law, in which case this Agreement shall bind each transferee. Any Transfer in violation of the terms of this Section 2(b) shall be void and of no effect.

(c)    The Shareholder has full power and authority (and, if the Shareholder is an individual, legal capacity) to execute and deliver this Agreement, to perform its obligations hereunder, and to vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity), except, in each case, as otherwise disclosed on Appendix A.

(d)    This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions. The execution and delivery of this Agreement by the Shareholder does not, and the performance of the Shareholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate, or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are or will be bound or affected, or any Law to which the Shareholder is subject or bound, or, in the event that the Shareholder is not a natural person, any charter, bylaw, trust agreement, or other organizational document (each as amended from time to time) of the Shareholder.

(e)    No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Appendix A. If the Shareholder is married and the Shares constitute community property, or spousal approval is otherwise necessary for the Shareholder to enter into and perform his or her obligations under this Agreement or for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed, and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms.

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(f)    The Shareholder is an executive officer, director, or founder of the Company or Company Bank, or a family member of any of the foregoing, and/or a holder of at least five percent (5%) of the outstanding shares of Company Voting Common Stock.

3.    Further Assurances. The Shareholder hereby covenants and agrees to (a) execute and deliver any additional documents, certificates, agreements, and instruments, and to take such other actions, as may be reasonably requested by Parent to carry out the purpose and intent of this Agreement and (b) notify Parent promptly of any additional shares of capital stock of the Company of which the Shareholder becomes the record or beneficial owner after the date of this Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent to publish and disclose in any public announcement, disclosure required by the SEC or by applicable Law, or the Proxy Statement (and, if applicable, the Form S-4), the Shareholder’s identity and ownership of the Shares, the nature of the Shareholder’s obligations under this Agreement, and any other information that Parent reasonably determines is required to be disclosed in connection with the First-Step Merger and the transactions contemplated by the Merger Agreement, (b) agrees to promptly give to Parent any information Parent may reasonably require for the preparation of any such disclosure documents, and (c) agrees to promptly notify Parent of any required corrections or supplements with respect to any information supplied by the Shareholder, if and to the extent that such information shall have become false or misleading in any material respect or shall omit any material fact necessary to make such information, in light of the circumstances under which it is given, not misleading.

4.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, that (a) Section 5 shall survive the termination of this Agreement, and (b) the termination of this Agreement shall not relieve the Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

5.    Miscellaneous.

(a)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(b)    Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including the Shareholder’s estate and heirs upon the death of the Shareholder; provided, that, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

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(c)    Waiver, Amendment, and Modification. Any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision by a written instrument signed by or on behalf of such party, or (ii) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

(d)    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (ii) EACH PARTY HERETO (A) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, AND (C) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(d).

(e)    Specific Performance; Injunctive Relief. The parties acknowledge that Parent may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of any of the covenants or agreements of the Shareholder set forth in this Agreement. Therefore, the Shareholder hereby agrees that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking.

(f)    Notices. All notices, requests, and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, faxed (with confirmation of receipt), emailed (with confirmation of receipt), or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

(i)      If to the Shareholder, at the address set forth below the Shareholder’s signature on the signature page hereto.

(ii)     If to Parent, at:

Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556
Attention:	Maria A. Grasso, Senior Executive Vice President
Facsimile:	(516) 358 - 5224
Email:	mgrasso@flushingbank.com

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(iii)     If to the Company, at:

Empire Bancorp, Inc.
1707 Veterans Highway
Islandia, NY 11749
Attention:	Douglas C. Manditch
Facsimile:	(631) 232-2670
Email:	dmanditch@empirenb.com

(g)    Governing Law, Jurisdiction, and Venue. This Agreement shall be governed by the Laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law). Each party agrees that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the federal or state courts located in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. The parties hereby agree that (i) mailing of process or other papers in connection with any such suit, action, or proceeding in the manner provided in Section 5(f) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, and (ii) final judgment in any such suit, action, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(h)    Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart.

(j)    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

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(k)    Effect of Headings. The section headings herein are for convenience only and shall not affect in any way the construction or interpretation of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their respective duly authorized officers or by a duly authorized representative or individually, as applicable, all as of the day and year first above written.

EMPIRE BANCORP, INC.

By:
Name:
Title:

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

SHAREHOLDER

By:
Name:
Address:

Attention:

Fax Number:

SHAREHOLDER’S SPOUSE (IF APPLICABLE):

Name:

[Voting Agreement Signature Page]

APPENDIX A

Shareholder Name:

Total number of shares of Company Voting Common Stock Subject to this Agreement:

Total number of Options:

Exceptions to Representations:

Exhibit 99.2

VOTING AGREEMENT

This Voting Agreement, effective as of October 24, 2019 (as amended, supplemented, or otherwise modified from time to time, this “Agreement”), is entered into by and between FLUSHING FINANCIAL CORPORATION, a Delaware corporation (“Parent”), LIGHTHOUSE BANCORP, INC., a New York corporation (the “Company”), and the undersigned holder of shares of Company Voting Common Stock (the “Shareholder”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and between the Company, Parent and Merger Sub (as amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), (i) Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement, merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger as a wholly owned subsidiary of Parent, and (ii) immediately thereafter, the Company will merge with and into Parent.

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, Parent has required the Shareholder to execute and deliver this Agreement upon the terms and conditions set forth herein.

WHEREAS, as of the date hereof, the Shareholder is the registered and beneficial owner of, and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of), such number of shares of Company Voting Common Stock as is indicated on Appendix A to this Agreement under the heading “Total number of shares of Company Voting Common Stock subject to this Agreement” (such shares, together with any other shares of Company Voting Common Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, Company Warrants or similar instruments), being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.    Agreement to Vote Shares.

(a)    As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

(b)    Until the Expiration Date, at every meeting of the shareholders of the Company at which the following is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the following, the Shareholder shall (i) appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum, and (ii) vote (or cause to be voted) the Shares (A) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and in favor of each of the other actions contemplated by the Merger Agreement, (B) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation, warranty, or other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, and (C) against any Acquisition Proposal or any other proposal, action, agreement, or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage, materially and adversely affect, or inhibit the timely consummation of the transactions contemplated by the Merger Agreement or this Agreement.

(c)    The Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of the Company, to adopt or approve the Merger Agreement or the transactions contemplated thereby, unless this Agreement shall have been terminated in accordance with its terms.

(d)    The Shareholder hereby irrevocably waives any and all rights of appraisal or rights to dissent from the First-Step Merger that the Shareholder or any such affiliate may have, either currently or in the future, under the NYBCL or otherwise.

(e)    The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if the Shareholder holds any such office), and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (ii) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director of the Company or any of its Subsidiaries or to the Company’s shareholders or as a trustee or fiduciary of any employee benefit plan or trust of the Company.

2.     Additional Agreements.

(a)    With respect to Company Warrants held by the Shareholder, the Shareholder agrees to exercise each such Company Warrant on or prior to the warrant expiration date of December 19, 2019 set forth therein, and to receive in consideration of the exercise and cancellation of such Company Warrant and in settlement therefor, such amount of Company Common Stock issuable upon the exercise of the Company Warrant in accordance with the terms of the Company Warrants. If the Shareholder does not, prior to the warrant expiration date of December 19, 2019, exercise such Company Warrant, then such Company Warrant shall, without any payment of any consideration therefor, be canceled and extinguished, shall no longer be outstanding, shall cease to represent the right to acquire shares of Company Common Stock or receive any Merger Consideration and shall not represent the right to acquire any shares of Parent Common Stock. The Shareholder agrees to vote such Company Common Stock issuable and issued with respect to the Shareholder’s Company Warrants consistent with Section 1 above.

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(b)    The Shareholder agrees that each of that certain Corporate Governance Agreement dated December 19, 2014 between the Company and the Shareholder and that certain Securities Purchase Agreement dated December 19, 2014 between the Company and the Shareholder (collectively, the “Shareholder Agreements”) is hereby terminated as of the Effective Time without any further requirement of either party to execute any additional documents or take any further action with respect thereto. From and after the Effective Time, the Shareholder Agreements shall be of no further force or effect, and the rights and obligations of each of the parties thereunder shall terminate. In addition, the Shareholder hereby irrevocably waives any right to require the registration of the Company Common Stock that may exist upon the exercise of the Company Warrants as such right may be set forth in the Shareholder Agreements or the Company Warrants. The Shareholder, on behalf of itself and its present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors and assigns (collectively, “Releasors”) hereby releases, waives and forever discharges the other parties thereto and its respective present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty or equity (collectively, “Claims”), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time arising out of or relating to the Shareholder Agreements.

3.    Representations, Warranties, and Covenants of the Shareholder. The Shareholder hereby represents, warrants, and covenants to Parent as follows:

(a)    Except as otherwise described in Appendix A, (i) the Shareholder is the record or beneficial owner of, and has good and valid title to, the Shares, free and clear of any and all pledges, liens, security interests, mortgages, claims, charges, restrictions, options, title defects, or encumbrances, and (ii) the Shareholder has the sole right to vote the Shares, with no restrictions, limitations, or qualifications on the Shareholder’s rights of disposition pertaining to the Shares, except as provided herein. The Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than (i) the Shares and (ii) the number of options, Company Warrants, restricted stock awards, or other rights to acquire any additional shares of Company Voting Common Stock or any security exercisable for or convertible into shares of Company Voting Common Stock, if any, set forth on Appendix A under the heading “Total number of Options” (collectively, the “Options”).

(b)    Other than pursuant to this Agreement or with Parent’s prior written consent, from the date hereof through and including the Expiration Date, the Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option, or other arrangement

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(including any profit sharing arrangement) with respect to the Transfer of, any Shares or Options to any person (other than pursuant to the First-Step Merger), or (ii) enter into any voting arrangement, whether by proxy, voting agreement, or otherwise, with respect to any Shares, and shall not commit or agree to take any of the foregoing actions. The Shareholder shall not, nor shall the Shareholder permit any entity under the Shareholder’s control to, deposit any Shares in a voting trust. This Section 3(b) shall not prohibit a Transfer of the Shares or the Options by the Shareholder (i) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, or upon the death of the Shareholder, provided, that a Transfer referred to in this paragraph shall be permitted if, as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement or (ii) by operation of law, in which case this Agreement shall bind each transferee. Any Transfer in violation of the terms of this Section 3(b) shall be void and of no effect.

(c)    The Shareholder has full power and authority (and, if the Shareholder is an individual, legal capacity) to execute and deliver this Agreement, to perform its obligations hereunder, and to vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity), except, in each case, as otherwise disclosed on Appendix A.

(d)    This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by the Enforceability Exceptions. The execution and delivery of this Agreement by the Shareholder does not, and the performance of the Shareholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate, or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are or will be bound or affected, or any Law to which the Shareholder is subject or bound, or, in the event that the Shareholder is not a natural person, any charter, bylaw, trust agreement, or other organizational document (each as amended from time to time) of the Shareholder.

(e)    No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person is required in connection with the valid execution and delivery of this Agreement, except as otherwise disclosed on Appendix A. If the Shareholder is married and the Shares constitute community property, or spousal approval is otherwise necessary for the Shareholder to enter into and perform his or her obligations under this Agreement or for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed, and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms.

(f)    The Shareholder is an executive officer, director, or founder of the Company or Company Bank, or a family member of any of the foregoing, and/or a holder of at least five percent (5%) of the outstanding shares of Company Voting Common Stock.

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4.    Further Assurances. The Shareholder hereby covenants and agrees to (a) execute and deliver any additional documents, certificates, agreements, and instruments, and to take such other actions, as may be reasonably requested by Parent to carry out the purpose and intent of this Agreement and (b) notify Parent promptly of any additional shares of capital stock of the Company of which the Shareholder becomes the record or beneficial owner after the date of this Agreement. Without limiting the foregoing, the Shareholder hereby (a) authorizes Parent to publish and disclose in any public announcement, disclosure required by the SEC or by applicable Law, or the Proxy Statement (and, if applicable, the Form S-4), the Shareholder’s identity and ownership of the Shares, the nature of the Shareholder’s obligations under this Agreement, and any other information that Parent reasonably determines is required to be disclosed in connection with the First-Step Merger and the transactions contemplated by the Merger Agreement, (b) agrees to promptly give to Parent any information Parent may reasonably require for the preparation of any such disclosure documents, and (c) agrees to promptly notify Parent of any required corrections or supplements with respect to any information supplied by the Shareholder, if and to the extent that such information shall have become false or misleading in any material respect or shall omit any material fact necessary to make such information, in light of the circumstances under which it is given, not misleading.

5.    Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, that (a) Section 6 shall survive the termination of this Agreement, and (b) the termination of this Agreement shall not relieve the Shareholder from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

6.    Miscellaneous.

(a)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(b)    Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, including the Shareholder’s estate and heirs upon the death of the Shareholder; provided, that, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests, or obligations of the parties may be assigned or delegated by any of the parties without prior written consent of the other parties. Any assignment in violation of the foregoing shall be void and of no effect.

(c)    Waiver, Amendment, and Modification. Any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision by a written instrument signed by or on behalf of such party, or (ii) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

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(d)    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (ii) EACH PARTY HERETO (A) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, AND (C) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(d).

(e)    Specific Performance; Injunctive Relief. The parties acknowledge that Parent may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of any of the covenants or agreements of the Shareholder set forth in this Agreement. Therefore, the Shareholder hereby agrees that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking.

(f)    Notices. All notices, requests, and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, faxed (with confirmation of receipt), emailed (with confirmation of receipt), or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

(i)      If to the Shareholder, at the address set forth below the Shareholder’s signature on the signature page hereto.

(ii)     If to Parent, at:

Flushing Financial Corporation
220 RXR Plaza
Uniondale, NY 11556
Attention:	Maria A. Grasso, Senior Executive Vice President
Facsimile:	(516) 358 - 5224
Email:	mgrasso@flushingbank.com

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(iii)    If to the Company, at:

Empire Bancorp, Inc.
1707 Veterans Highway
Islandia, NY 11749
Attention:	Douglas C. Manditch
Facsimile:	(631) 232-2670
Email:	dmanditch@empirenb.com

(g)    Governing Law, Jurisdiction, and Venue. This Agreement shall be governed by the Laws of the State of New York, without giving effect to the principles of conflicts of laws thereof (other than Section 5-1401 of the New York General Obligations Law). Each party agrees that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the federal or state courts located in the Borough of Manhattan in New York City, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. The parties hereby agree that (i) mailing of process or other papers in connection with any such suit, action, or proceeding in the manner provided in Section 6(f) or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, and (ii) final judgment in any such suit, action, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(h)    Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart.

(j)    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

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(k)    Effect of Headings. The section headings herein are for convenience only and shall not affect in any way the construction or interpretation of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their respective duly authorized officers or by a duly authorized representative or individually, as applicable, all as of the day and year first above written.

EMPIRE BANCORP, INC.

By:	/s/ Douglas C. Manditch
Name:	Douglas C. Manditch
Title:	Chairman of the Board, Chief Executive Officer and Secretary

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name:	John R. Buran
Title:	President and Chief Executive Officer

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ Jim Lynch
Name:	Jim Lynch
Title:	Managing Partner

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ Jim Lynch
Name:	Jim Lynch
Title:	Managing Partner

Address for Shareholders: c/o Kevin J. Kooman
Four Radnor Corporate Center
100 Matsonford Road, Suite 210
Radnor, Pennsylvania 19087
Fax: (215) 399-4653

[Voting Agreement Signature Page]

APPENDIX A

Shareholder Name:	Patriot Financial Partners II, L.P.

Total number of shares of Company Voting Common Stock Subject to this Agreement:	456,734

Total number of Company Warrants:	125,983

Exceptions to Representations:

Shareholder Name:	Patriot Financial Partners Parallel II, L.P.

Total number of shares of Company Voting Common Stock Subject to this Agreement:	53,266

Total number of Company Warrants:	24,417

Exceptions to Representations: